
12026765



GUESS


Calvin Klein




NAUTICA



THINK OUTLETS.
THINK TANGER.


TANGER
Outlet Center

GUESS

Tanger
JONES NEW YORK



ANN TAYLOR

Calvin Klein


J.CREW

Tanger

Tanger® Outlets

2011 ANNUAL REPORT



COACH
FACTORY


BROOKS BROTHERS



FOOD COURT

CHARLESTON, SC









COMPANY PROFILE

Ignited with a passion for saving consumers money on brand names and designer fashions, Tanger Outlets, and an entire industry was founded 31 years ago. Today, Tanger Factory Outlet Centers, Inc. is the leading owner and developer exclusively focused on outlet shopping centers nationwide and in Canada.

Tanger's portfolio of outlet centers has continued to expand and today includes 39 outlet centers in 25 states coast to coast and in Canada. Tanger Outlet Centers are located in close proximity to interstate highways and near tourist, vacation and resort destinations welcoming more than 180 million shoppers each year. The Tanger portfolio represents 11.8 million square feet of the nation's top brand names and designers. Savvy outlet shoppers look to Tanger Outlet Centers for the biggest selection of first quality, in-season merchandise, for the latest fashion trends from their favorite brands and so much more.

Tanger is headquartered in Greensboro, North Carolina and is a self administered, self managed real estate investment trust focused on the acquisition, development, leasing and management of upscale outlet shopping centers. The Company became the first publicly held outlet center developer in May 1993 with our shares proudly traded on the New York Stock Exchange under the ticker symbol SKT.

Tanger specializes in providing innovative retail development and management solutions to our clients and partners. For thirty-one years, we have built our reputation one success at a time. We deliver an entrepreneurial approach and creative thinking. Starting with a vision and strategic plan that are both innovative and achievable, we possess unparalleled experience in developing, merchandising, leasing and operating upscale outlet centers.

THINK OUTLETS. THINK TANGER.


BCBGMAXAZRIA

DEER PARK, NY

FINANCIAL HIGHLIGHTS

(In thousands, except per share and percent data)

FOR THE YEAR	2011	2010	% CHANGE
Total revenues	$315,223	$276,303	+14
Operating income	$97,936	$79,631	+23
Funds from operations (1)	$138,462	$113,074	+22
Dividends and distributions	$76,031	$78,110	-3
Average shares outstanding (2)	96,021	92,523	+4
Average sales per square foot	$366	$354	+3
PER SHARE			
Funds from operations available to common shareholders (1)	$1.44	$1.22	+18
Dividends (3)	$0.7938	$0.7725	+3
Dividend payout ratio (4)	55%	63%	-13
AT YEAR-END			
Real estate assets, before depreciation	$1,916,045	$1,576,214	+22
Total assets	$1,621,815	$1,216,934	+33
Common shares outstanding	86,728	80,996	+7
Square feet			
Consolidated	10,724	9,190	+17
Partially-owned	1,110	948	+17
Occupancy rate (5)	98.8%	98.4%	-

(1) Funds from operations is defined as net income (loss) available to common shareholders before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

(2) Includes the dilutive effect of options and exchangeable notes and assumes the partnership units of the Operating Partnership held by the noncontrolling interests are converted to common shares of the Company.

(3) Represents per share amounts to common shareholders.

(4) Annual dividends and distributions as a percent of funds from operations available to common shareholders for such year.

(5) Represents occupancy at consolidated, stabilized centers.


227
244
271
276
315
'07 '08 '09 '10 '11

TOTAL REVENUE
(in millions of dollars)


90
88
119
113
138
'07 '08 '09 '10 '11

FUNDS FROM OPERATIONS (1)
(in millions of dollars)


8.4
8.8
9.2
9.2
10.7
'07 '08 '09 '10 '11

SQUARE FEET
Consolidated Centers
(in millions)


FOOD
FOLEY, AL

A MESSAGE TO OUR SHAREHOLDERS

Just as it cemented its position as a profitable distribution channel for retailers during the economic storms of 2009 and 2010, the outlet industry continued to thrive throughout 2011 as our nation's economy began to show signs of improvement. The old adage is true, in good times people love a bargain and in tough times people need a bargain. The value proposition is embedded in today's consumers lifestyles. Outlets are consumers' natural destination of choice for branded value. Our 31 year history of year end average portfolio occupancy rates of 95% or higher and steady demand for retail space at our centers all point to the continued strength and popularity of the outlet concept. People love to shop in outlet stores and save on the most recognized brand names. Outlet shopping is as much about the experience as it is about the bargains and the brands. Shoppers head to Tanger Outlets to spend the day shopping for great deals with family and friends at their favorite brands and designer outlet stores.

The outlet industry has become the darling property sector of the entire REIT industry. Even in light of the increased competition surrounding the development of new outlet centers, we have been able to successfully execute our growth plans. Through the acquisition of five existing outlet centers, we expanded our footprint by 15% during 2011. Additionally, we opened one outlet center redevelopment project and broke ground on one new outlet center development that will open in 2012. We are also off to a great start in 2012, as we have broken ground on yet another new development to be delivered in time for the 2012 holiday season, and are continuing our preleasing work on several other pipeline sites. Our extensive relationships with premier brand name manufacturers continues to provide us with a competitive advantage in the outlet industry.

Our company generated an 18% total return to shareholders in 2011. This marks yet another year in our long history of outperforming the market and rewarding our shareholders. As of December 31, 2011, Tanger ranked #1 of all mall REITs in total return to shareholders in both the 5 and 10-year categories, with cumulative total shareholder returns of 81% and 831%, respectively. Obviously, this is a tough act to follow, but I am convinced that our team, our portfolio, our pipeline for growth, and our fortress balance sheet have us poised for continued success.



STEVEN B. TANGER
PRESIDENT &
CHIEF EXECUTIVE OFFICER

Our industry has changed dramatically since we opened our first outlet shopping center back in 1981. In the beginning, outlets were a relatively bare bones clearance vehicle for tenants to rid themselves of returned merchandise and irregulars. The outlet industry has evolved into an upscale, profitable channel of distribution for our tenants, offering shoppers a first-class experience featuring the latest fashions, accessories and other first quality, brand name merchandise at significant savings.

At Tanger Outlets, our ability to adapt to change has allowed us to be at the forefront of the industry's evolution and growth. As outlet centers have become much larger and have moved closer to major metropolitan markets, the entire look of the shopping centers has undergone a transformation. Modern outlet centers such as our newest Tanger Outlets in Washington, Pennsylvania, south of Pittsburgh; Deer Park, New York, on Long Island; Mebane, North Carolina, on the highly traveled Interstate 85/40 corridor; and Hilton Head I in Bluffton, South Carolina, feature architectural details and shopping amenities that captivate millions of avid bargain hunters. These centers have become major tourist attractions in their respective markets.

We pride ourselves on the lasting relationships that we have been able to build with our more than 435 retail partners. It is this mutual trust and respect that has allowed us to provide our 175 million annual shoppers with more than 2,400 of the most popular brand names and designer outlet stores. These relationships have allowed us to maintain a year end average portfolio occupancy rate of at least 95% every year during our 31 year history.

A MESSAGE TO OUR SHAREHOLDERS

We continue to actively pursue our strategy for sustained, long term growth. Our experience, knowledge and business savvy give us the firm foundation necessary to continue being a leader in this growing industry for many years to come.

FINANCIAL RESULTS

Based upon our long history of successfully managing this business, we know that a strong balance sheet and access to capital is a must. Since the beginning of 2011, we have successfully completed several financial transactions that have both facilitated our growth and maintained liquidity and the strength of our balance sheet.

In July of 2011, we successfully closed a public offering of 4.6 million common shares at $25.66 per share with net proceeds to the company of $117.4 million. Proceeds were used to repay borrowings under our unsecured revolving lines of credit, which we had utilized to initially fund our first round of 2011 acquisitions.

In November of 2011, we amended our unsecured revolving lines of credit, increasing the total capacity from $400 million to $520 million, reducing the interest costs and extending the maturity through November 2015. The amended lines of credit currently bear interest at LIBOR plus 125 basis points, require the payment of facility fees at an annual rate of 25 basis points on the total committed amounts, and include financial covenants that do not differ materially from those of our former facilities. Previously, these facilities were priced at 190 basis points over LIBOR with an annual facility fee of 40 basis points.

In February of 2012, we completed a $250 million unsecured 7-year bank term loan financing. More cost effective than a comparable public bond offering, the facility is currently priced at 180 basis points over LIBOR. Financial covenants of this loan are identical to those contained in our lines of credit and proceeds were used to repay a portion of our line borrowings, thus increasing our liquidity.

Our balance sheet strategy has always been conservative. As of year-end 2011, approximately 65% of our debt was at fixed rates, our consolidated portfolio of properties was 90% unencumbered, and we had no significant debt maturities until November of 2015. We had considerable unused capacity under our unsecured lines of credit – 79.4% on a pro-forma basis to reflect the February 2012 unsecured term loan transaction. On a consolidated basis, our total market capitalization at December 31, 2011 was approximately $3.9 billion and our debt to total market capitalization was approximately 26.3%. We also maintained a strong interest coverage ratio of 4.07 times for 2011.

As for our results, funds from operations (FFO) for the year was $1.44 per share compared to $1.22 per share last year. Our adjusted FFO, which is FFO adjusted to eliminate certain items that are not indicative of our on-going operating performance, increased 14.7% to $141.3 million in 2011 compared to $123.2 million in 2010. On a per share basis, adjusted FFO was $1.47 per share in 2011 compared to $1.33 in 2010. This year over year increase in adjusted FFO was driven by our ability to increase rental rates on renewals and released space, and incremental FFO from our newly developed center in Mebane, North Carolina, which opened in November of 2010, our newly redeveloped Hilton Head I center that opened in Bluffton, South Carolina in March of 2011, and the five existing centers that we acquired during 2011.

We used the resulting increased cash flow to raise our dividend in 2011 for the 18th consecutive year - each year since becoming a public company - and paid 100% of this dividend in cash. Our FFO payout ratio for the year was approximately 55% and our funds available for distribution (FAD) payout ratio was 64%. At these levels, our dividend is well covered. We will continue to generate incremental cash flow over our dividend, which we plan to use to help fund our new developments and to reduce amounts outstanding on our lines of credit.

We have been committed to achieving high quality long-term earnings by consistently investing in our business, and we will continue our ongoing efforts to maintain high occupancy and the right mix of sought after brand name tenants. We continually maintain and improve our centers so that they will continue to appeal to consumers and retailers alike.






GUESS




OUTLET

A MESSAGE TO OUR SHAREHOLDERS

As we succeeded as a company in 2011, we also gave back to the communities in which our centers are located, along with our continued support to the fight against breast cancer. Our 18th annual campaign against breast cancer raised more than a million $1,000,000 in 2011. To date, Tanger has donated $11 million through our annual Pink Campaign to help find a cure.

OPERATING PERFORMANCE

For the year, same-center net operating income (NOI) growth was 5.3% on top of growing 2.6% in 2010. Driving our continued NOI growth were the positive rent spreads that we were able to continue to achieve in 2011. During the year, we executed approximately 82% of the 1.8 million square feet of leases that came up for renewal throughout our consolidated portfolio, with an average increase on the executed renewals of 13.1%. Approximately 170,000 square feet of the space not renewed with the existing tenants was at our option, so that we could upgrade our tenant mix or expand existing tenants' stores at a number of locations. Excluding this space, we actually renewed 93% of the space that came up for renewal during 2011. We also re-tenanted over 548,000 square feet during the year at an increase in average base rent of 50.1% over the rent that was being paid by the previous tenant.

Reported tenant comparable sales within our consolidated portfolio increased 3.5% for the rolling twelve months ended December 2011 to $366 per square foot and increased 4.9% for the fourth quarter of 2011. Our tenants' average cost of occupancy for 2011 was 8.4% of average tenant sales, compared to 8.3% in 2010, which means stores in Tanger Centers are very profitable for our tenants. Our low occupancy cost to our tenants should continue to provide us the opportunity to raise rental rates on the releasing and renewal of space over time, while continuing to provide a highly profitable distribution venue for our tenants.

As an industry leader, we take pride in our ability to introduce new manufacturers, brand name and designer retailers to the outlet concept, as well as work with existing tenants to extend their brand names through new retail concepts. During 2011 we executed leases and welcomed to our portfolio a number of new tenants, including Andrew Marc, Bare Escentuals, Christopher & Banks, Crazy 8, Crewcuts, Faconnable, H&M, Joes Jeans, Theory, and Vince Camuto, just to name a few.

On the operational side, the vast majority of our revenues come from contractual fixed rent. Percentage rents, which are paid by tenants once their total sales exceed certain levels, along with vending income and other miscellaneous income only represented approximately 9% of our total revenues during 2011. Which means that approximately 91% of our total revenue was derived from contractual fixed base rents and tenant expense reimbursements. In addition, no single tenant accounted for more than 8.0% of our leasable square feet or 6.5% of our base and percentage rents. Most of our tenants have very strong balance sheets and are not encumbered by excess debt.

During 2011 we added significant talent to our management team and our Board of Directors. Chad Perry, with nearly 15 years of legal experience in both client-based and corporate counsel roles, joined Tanger in December of 2011 in the new role of Executive Vice President - General Counsel. Chad hit the ground running and his background as a trusted business advisor on strategic initiatives, corporate governance and compliance are already adding value at Tanger. Our Board of Directors was expanded in March of 2011, with the addition of Donald Drapkin. The Board benefits from his demonstrated knowledge of sophisticated securities transactions, garnered over a 30 plus year career in this field. These two new thought partners will help to guide and implement our growth strategy for many years.

NEWLY DEVELOPED CENTERS

In March of 2011, we re-opened our completely redeveloped Hilton Head I center in Bluffton, South Carolina. Originally built in 1987 and acquired by Tanger in 2003 as part of a portfolio of nine properties, the center was previously not up to the standards that Tanger shoppers and tenants expect. Our investment in this center, at an incremental cost of approximately $43 million, was deemed very important to our presence in South Carolina where we own and operate five centers.

Tanger Hilton Head I and its sister center, Tanger Hilton Head II, are located off I-95 at South Carolina Exit 8 on


GAP
OUTLET




ANN TAYLOR

A MESSAGE TO OUR SHAREHOLDERS

Highway 278 in the Hilton Head Resort Area. Tanger I, a LEED® Certified property, includes 177,000 square feet of outlet space featuring more than 40 popular outlet names that complement the tenant mix at Tanger II and entice shoppers to cross-shop the two properties. In addition, Tanger I features three popular restaurants, Panera Bread, Longhorn Steakhouse, and Olive Garden, located on outparcels facing Highway 278. The response to this redevelopment from both tenants and shoppers has exceeded our expectations, and as of the end of 2011, Tanger I was 98% occupied.

We plan to open two new Tanger Outlet Centers in 2012. Construction is well underway at the site of our project in the Houston, Texas market. The 350,000 square foot center will be located on a prime site in Texas City, approximately 30 miles south of Houston and 20 miles north of Galveston on the highly traveled Interstate 45, with daily traffic of 100,000 vehicles, off exit 17, on Holland Road. It will draw both residents of Houston, the fourth largest United States city, and vacationers, as Galveston is a popular Gulf Coast getaway destination with 32 miles of beaches, restaurants, and top resort hotels, attracting over 5 million visitors each year. We expect to open the center, which will be branded Tanger Outlets, just in time for the 2012 holiday season, offering Tanger shoppers some 90 brand name and designer stores.

Our other 2012 project is located in the Phoenix market in Glendale, Arizona, just off Interstate 10 on the Loop 101 and Glendale Avenue, where we started construction midway through the first quarter of 2012. This excellent site, with a daily traffic count of 185,000 vehicles, is adjacent to Westgate City Center, Jobing.com Arena, University of Phoenix Stadium, and the Renaissance Hotel and Convention Center. We were the first company to announce an outlet site in this market and plan to open the center in time for the 2012 holiday shopping season. To be known as Tanger Outlets Westgate, this 328,000 square foot center will play host to some 85 brand name and designer stores.

We are continuing preleasing and entitlements work on our other named predevelopment sites. These include a site east of Phoenix in Scottsdale, Arizona; a site located in National Harbor, a waterfront resort in the Washington, DC metro area and two Canadian sites. Our work on the Canadian sites, located in Halton Hills, west of Toronto, and in Kanata, a sub-market of Ottawa, is in conjunction with our partners, RioCan Real Estate Investment Trust. We believe this exclusive 50/50 co-ownership agreement with the largest REIT in Canada, offers Tanger a competitive advantage in this market. Based on our extensive relationships with outlet tenants, RioCan's vast knowledge of the Canadian marketplace, and the demand of tenants and shoppers, we believe we can establish ten to twelve Tanger Outlet Centers in Canada over the next decade.

In addition to the projects that are under way or in the preleasing phase, we have built a shadow pipeline of other potential new developments throughout the United States and Canada to meet the continued tenant demand for new outlet shopping centers. All of these sites are in markets that are either not served or under served by the outlet industry. Based on the relatively small size of our industry, around 50 million square feet in the United States compared to around a billion square feet of regional mall space, and the limited number of US-style outlet shopping options in Canada, we believe we have a long runway for growth.

NEWLY ACQUIRED CENTERS

Even in light of these outstanding development opportunities, the major driver of our 2011 portfolio growth was our opportunistic acquisitions. During the year, Tanger acquired 4 existing outlet centers valued at approximately $390.3 million, totaling approximately 1.3 million square feet.

In June of 2011 we closed on the acquisition of Prime Outlets at Jeffersonville for a purchase price of $134 million, expanding our geographic footprint into the state of Ohio. The 410,000 square foot property is Ohio's largest outlet shopping center, centrally located in the tri-city area of Cincinnati, Columbus and Dayton.

In July of 2011, Tanger closed on the acquisition of substantially all of the economic interests in phases I & II of Atlantic City Outlets - The Walk and Ocean City Factory Outlets, and subsequently, in November 2011 purchased substantially all of the economic interests in phase III of Atlantic City Outlets - The Walk. The combined acquisition price, once all earn-out provisions are settled, is expected











A MESSAGE TO OUR SHAREHOLDERS

to be $200.3 million, consisting of approximately $116.8 million in cash, of which $3.0 million is currently contingent consideration, and the assumption of approximately $83.5 million of indebtedness. Including all phases, the Atlantic City asset includes approximately 490,000 square feet, and Ocean City totals approximately 199,000 square feet. In addition to expanding the size of our portfolio, the acquisition increased our geographic footprint into New Jersey and Maryland.

In September of 2011, we closed on the acquisition of substantially all of the economic interests in The Outlets at Hershey, a popular 247,000 square foot outlet center located adjacent to Hershey Chocolate World and Amusement Park on Route 39 near Interstate 81 in Hershey, Pennsylvania. The $56.0 million in total consideration consisted of approximately $24.6 million in cash and the assumption of approximately $31.4 million of indebtedness.

Additionally, in December of 2011, we along with our co-owner RioCan, closed on the acquisition of the Cookstown Outlet Mall, located approximately 50 kilometers north of the Greater Toronto Area directly off of Highway 400 in the town of Innisfil, Ontario. The property was acquired for $47.4 million, plus an additional $13.8 million for excess land payable upon the seller meeting certain conditions, for an aggregate purchase price of $61.2 million. In connection with the purchase, the co-owners assumed the in place financing of $29.6 million. The property was built in 1995 and is approximately 159,000 square feet with the potential to expand to approximately 320,000 square feet. This well established outlet center features many retailers with a national presence in the United State and the acquisition of this property enabled us to begin to implement our Canadian outlet center strategy immediately.

Each of these transactions will be accretive in our first year of ownership, and over time, we will benefit from the Tangerization of these assets. We are beginning to recognize the benefits associated with re-branding these centers under the Tanger flagfrom the implementation of our operational programs, and the economies of scale associated with the regional concentration of some of these centers. Over time, the centers will benefit from the Tanger Shuffle, as we are able to replace any underperforming tenants with more trend-right, higher volume brands.

OUTLOOK FOR 2012

2012 should be another year filled with opportunities. We expect to see a positive impact on our rental income in 2012 from the increases in rental rates achieved during 2011. Our renewal and re-leasing rental spreads should continue to be positive in 2012 based on current trends. We will also benefit in 2012 from the full year impact of the properties we acquired and opened during 2011.

Our 2012 goals will continue to focus on the details of our business and our existing core portfolio of outlet centers. We plan to continue to thoughtfully use our resources and to maintain a conservative financial position. Our solid balance sheet, with no significant upcoming debt maturities until November of 2015, puts us in a very strong position going into 2012.

Our Executive Leadership Team is ready and able to execute our strategy to maximize the profitability of every one of our assets and is ready for the opportunities that lie ahead in 2012. As the leader of your management team and as a major stakeholder of your company, I am proud to work with such a talented group of Tanger professionals.

We are advised by a dedicated Board of Directors which has keen business insight that helps keep us focused on long-term results. We are grateful for a comitted Board which continuously offers us encouragement and motivation. Creating shareholder value is our number one priority, and we have the knowledge, passion and energy to make it happen.

Sincerely,



Steven B. Tanger
President and Chief Executive Officer



GAP

NAUTICA





Tanger Corporate Headquarters
Greensboro, NC

UNITED STATES

1 Foley, AL
Gulf Coast Resort Area
I-10, Exit 44, Hwy 59S
866.665.8678

2 Barstow, CA
Between Los Angeles & Las Vegas
I-15 at Lenwood Road
800.409.3175

3 Westbrook, CT
Coastal Resort Area
I-95, Exit 65
866.665.8685

4 Rehoboth Beach, DE
Coastal Resort Area
3 Locations on Delaware's
Coastal Highway Route 1
866.665.8682

5 Fort Myers, FL
Sanibel Island Resort Area
I-75, Exit 131 to Summerlin Road
888.471.3939

6 Commerce, GA
Between Atlanta and Greenville, SC
I-85, Exit 149, Steven B. Tanger Blvd
800.405.9828

7 Locust Grove, GA
Between Atlanta and Macon
I-75, Exit 212
800.406.0833

8 Tuscola, IL
Between Champaign and Decatur
I-57, Exit 212 on Route 36
866.665.8684

9 Williamsburg, IA
Between Des Moines and Iowa City
I-80, Exit 220
800.406.2887

10 Gonzales, LA
Between New Orleans and
Baton Rouge
I-10 at Highway 30, Exit 177
800.406.2112

11 12 Kittery, ME
Coastal Resort Area
2 Locations
I-95, Exit 3 to Coastal Route 1
800.406.4490

13 Ocean City, MD
Route 50 & Golf Course Road
12741 Ocean Gateway
410.213.7898

14 Howell, MI
Between Lansing and Detroit
I-96 at M-59, Exit 133
888.545.0565

15 West Branch, MI
2 1/2 Hours North of Detroit
I-75, Exit 212
800.406.8874

16 Branson, MO
Ozark Mountains Resort Area
West Highway 76
800.407.2762

17 Tilton, NH
Lakes Region Resort Area
I-93, Left off Exit 20
866.665.8683

18 Atlantic City, NJ
1931 Atlantic Avenue
609.872.7002

19 Deer Park, NY
Minutes from Manhattan
I-495, LIE Exit 52 on Commack Rd
and Grand Boulevard
800.408.5775

20 Riverhead, NY
Long Island Resort Area
I-495 East, LIE Exit 72
800.407.4894

21 Blowing Rock, NC
Blue Ridge Mountains Resort Area
1/2 Mile South of the Blue Ridge
Parkway on US Hwy 321
800.720.6728

22 Mebane, NC
Between Raleigh-Durham and
Greensboro/Winston-Salem
I-40/85, Exit 154
919.304.1520

23 Nags Head, NC
Outer Banks Resort Area
Highway 158 Bypass at
Mile Post 16
800.720.6747

24 Jeffersonville, OH
Between Cincinnati and Columbus
I-71, Exit 65
800.407.5005

25 Lincoln City, OR
Coastal Resort Area
Highway 101 at SE East
Devils Lake Road
866.665.8680

26 Hershey, PA
Herhsey Park Resort Area
Off PA-743/Hershey Park Drive
800.350.8384

27 Lancaster, PA
Amish Country Resort Area
Route 30 East
800.408.3477

28 Washington, PA
20 Minutes South of Pittsburgh
I-79, Exit 41
800.405.2193

29 Charleston, SC
Coastal Resort Area
I-26, Exit 213 or 213A
800.407.4078

30 31 Hilton Head, SC
Hilton Head Island Resort Area
I-95, SC Exit 8 onto Highway 278
2 Locations on Highway 278
866.665.8679

32 Myrtle Beach, SC
Myrtle Beach Resort Area
Highway 17N at Highway 22/
Veterans Highway
866.838.9830

33 Myrtle Beach, SC
Myrtle Beach Resort Area
Highway 501, 3 Miles West
of the Intracoastal Waterway
866.665.8677

34 Sevierville, TN
Smoky Mountain Resort Area
Highway 441/Parkway
800.408.8377

35 San Marcos, TX
Between San Antonio and Austin
I-35, Exit 200
800.408.8424

36 Terrell, TX
30 Minutes East of Dallas
I-20 at Highway 34, Exit 501
800.409.0012

37 Park City, UT
Mountain Resort Area
I-80, Exit 145, West on
Ute Boulevard
866.665.8681

38 Wisconsin Dells, WI
Midwest Resort Area
I-90/94, Exit 92 to Gasser Road
800.409.1603

CANADA

39 Cookstown, ON
Toronto & Lake Resort Area
RR1, 3311 Simcoe Rd 89
705.458.1371

IN DEVELOPMENT

40 Glendale, AZ
Southeast Quadrant of Loop 101
and Glendale Avenue

41 Scottsdale, AZ
Off the 101 Loop at Indian
Bend Road

42 National Harbor, MD
8 Miles Southeast of Washington, D.C.
I-95/495 and I-295

43 Galveston/Houston, TX
Off I-45 SE of Downtown Houston

Tanger® Outlets
THINK OUTLETS. THINK TANGER.


POLO RALPH LAUREN
WASHINGTON, PA

Tanger® Outlets
FORM 10-K

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-11986 (Tanger Factory Outlet Centers, Inc.)
Commission file number 333-3526-01 (Tanger Properties Limited Partnership)

TANGER FACTORY OUTLET CENTERS, INC.
TANGER PROPERTIES LIMITED PARTNERSHIP

(Exact name of Registrant as specified in its charter)

North Carolina (Tanger Factory Outlet Centers, Inc.)	**56-1815473**
North Carolina (Tanger Properties Limited Partnership)	**56-1822494**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3200 Northline Avenue, Suite 360 **Greensboro, NC 27408**	**(336) 292-3010**
(Address of principal executive offices)	(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Tanger Factory Outlet Centers, Inc.:

Title of each class	Name of exchange on which registered
Common Shares, $.01 par value	New York Stock Exchange

Tanger Properties Limited Partnership:

None

Securities registered pursuant to Section 12(g) of the Act:

Tanger Factory Outlet Centers, Inc.: None

Tanger Properties Limited Partnership: None

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Tanger Factory Outlet Centers, Inc.	Yes ☒ No ☐
Tanger Properties Limited Partnership	Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Tanger Factory Outlet Centers, Inc.	Yes ☐ No ☒
Tanger Properties Limited Partnership	Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Tanger Factory Outlet Centers, Inc.	Yes ☒ No ☐
Tanger Properties Limited Partnership	Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Tanger Factory Outlet Centers, Inc.	Yes ☒ No ☐
Tanger Properties Limited Partnership	Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Tanger Factory Outlet Centers, Inc.

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company

Tanger Properties Limited Partnership

☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).

Tanger Factory Outlet Centers, Inc.	Yes ☐ No ☒
Tanger Properties Limited Partnership	Yes ☐ No ☒

The aggregate market value of voting shares held by non-affiliates of Tanger Factory Outlet Centers, Inc. was approximately $2,137,697,000 based on the closing price on the New York Stock Exchange for such shares on June 30, 2011.

The number of Common Shares of Tanger Factory Outlet Centers, Inc. outstanding as of February 1, 2012 was 90,780,624.

Documents Incorporated By Reference

Part III incorporates certain information by reference from the Registrant's definitive proxy statement to be filed with respect to the Annual Meeting of Shareholders to be held May 18, 2012.

PART I

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2011 of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership. Unless the context indicates otherwise, the term, Company, refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term, Operating Partnership, refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

Tanger Factory Outlet Centers, Inc. and subsidiaries is one of the largest owners and operators of outlet centers in the United States. The Company is a fully-integrated, self-administered and self-managed real estate investment trust, ("REIT"), which, through its controlling interest in the Operating Partnership, focuses exclusively on developing, acquiring, owning, operating and managing outlet shopping centers. The outlet centers and other assets are held by, and all of the operations are conducted by, the Operating Partnership and its subsidiaries. Accordingly, the descriptions of the business, employees and properties of the Company are also descriptions of the business, employees and properties of the Operating Partnership.

The Company owns the majority of the units of partnership interest issued by the Operating Partnership through its two wholly-owned subsidiaries, Tanger GP Trust and Tanger LP Trust. Tanger GP Trust controls the Operating Partnership as its sole general partner. Tanger LP Trust holds a limited partnership interest. Through May 31, 2011, the Tanger family, through its ownership of the Tanger Family Limited Partnership, held the remaining units as a limited partner. On June 1, 2011, the Tanger Family Limited Partnership was dissolved, and the units of the Operating Partnership owned by the Tanger Family Limited Partnership were distributed to the individual beneficial owners of the Tanger Family Limited Partnership. Each such individual beneficial owner is now an individual limited partner of the Operating Partnership (collectively the "Family Limited Partners").

As of December 31, 2011, the Company, through its ownership of Tanger GP Trust and Tanger LP Trust, owned 21,681,914 units of the Operating Partnership and the Family Limited Partners collectively owned 2,872,973 units. Each unit held by Family Limited Partners is exchangeable for four of the Company's common shares, subject to certain limitations to preserve the Company's REIT status. Prior to the two previous 2 for 1 splits of the Company's common shares on January 24, 2011 and December 28, 2004, respectively, the exchange ratio was one for one.

Management operates the Company and the Operating Partnership as one enterprise. The management of the Company consists of the same members as the management of the Operating Partnership. These individuals are officers of the Company and employees of the Operating Partnership. The individuals that comprise the Company's Board of Directors are also the same individuals that make up Tanger GP Trust's Board of Trustees.

We believe combining the annual reports on Form 10-K of the Company and the Operating Partnership into this single report results in the following benefits:

- enhancing investors' understanding of the Company and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminating duplicative disclosure and providing a more streamlined and readable presentation since a substantial portion of the disclosure applies to both the Company and the Operating Partnership; and
- creating time and cost efficiencies through the preparation of one combined report instead of two separate reports.

There are only a few differences between the Company and the Operating Partnership, which are reflected in the disclosure in this report. We believe it is important, however to understand these differences between the Company and the Operating Partnership in the context of how the Company and the Operating Partnership operate as an interrelated consolidated company. As stated above, the Company is a REIT, whose only material asset is its ownership of partnership interests of the Operating Partnership through its wholly-owned subsidiaries, the Tanger GP Trust and Tanger LP Trust. As a result, the Company does not conduct business itself, other than issuing public equity from time to time and incurring expenses required to operate as a public company. However, all operating expenses incurred by the Company are reimbursed by the Operating Partnership, thus the only material item on the Company's income statement is its equity in the earnings of the Operating Partnership. Therefore, the assets and liabilities and the revenues and expenses of the Company and the Operating Partnership are the same on their respective financial statements, except for immaterial differences related to cash, other assets and accrued liabilities that arise from public company expenses paid by the Company. The Company itself does not hold any indebtedness but does guarantee certain debt of the Operating Partnership, as disclosed in this report. The Operating Partnership holds substantially all the assets of the Company and holds the ownership interests in the Company's consolidated and unconsolidated joint ventures. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for net proceeds from public equity issuances by the Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required through its operations, by the Operating Partnership's incurrence of indebtedness or through the issuance of partnership units.

Noncontrolling interests, shareholder's equity and partners' capital are the main areas of difference between the consolidated financial statements of the Company and those of the Operating Partnership. The limited partnership interests in the Operating Partnership held by the Family Limited Partners are accounted for as partners' capital in the Operating Partnership's financial statements and as noncontrolling interests in the Company's financial statements.

To help investors understand the significant differences between the Company and the Operating Partnership, this report presents the following separate sections for each of the Company and the Operating Partnership:

- Consolidated financial statements;
- The following notes to the consolidated financial statements:
    - Debt of the Company and the Operating Partnership;
    - Shareholders' Equity of the Company and Partners' Equity of the Operating Partnership;
    - Earnings Per Share and Earnings Per Unit;
    - Share-based Compensation of the Company and Equity-based Compensation of the Operating Partnership;
    - Other Comprehensive Income of the Company and Other Comprehensive Income of the Operating Partnership; and
- Liquidity and Capital Resources in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

This report also includes separate Item 9A. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for each of the Company and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of each entity have made the requisite certifications and that the Company and Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

In order to highlight the differences between the Company and the Operating Partnership, the separate sections in this report for the Company and the Operating Partnership specifically refer to the Company and the Operating Partnership. In the sections that combine disclosure of the Company and the Operating Partnership, this report refers to actions or holdings as being actions or holdings of the Company. Although the Operating Partnership is generally the entity that enters into contracts and joint ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Company operates the business through the Operating Partnership.

As the 100% owner of Tanger GP Trust, the general partner with control of the Operating Partnership, the Company consolidates the Operating Partnership for financial reporting purposes. The separate discussions of the Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company on a consolidated basis and how management operates the Company.

Item 1. Business

The Company and the Operating Partnership

Tanger Factory Outlet Centers, Inc. and subsidiaries is one of the largest owners and operators of outlet centers in the United States. We are a fully-integrated, self-administered and self-managed REIT, which focuses exclusively on developing, acquiring, owning, operating and managing outlet shopping centers. As of December 31, 2011, we owned and operated 36 outlet centers, with a total gross leasable area of approximately 10.7 million square feet. These outlet centers were 99% occupied and contained over 2,300 stores, representing approximately 400 store brands. We also had partial ownership interests in three outlet centers totaling approximately 1.1 million square feet, including one outlet center in Ontario, Canada.

Our centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership and subsidiaries. The Company owns the majority of the units of partnership interest issued by the Operating Partnership, through its two wholly-owned subsidiaries, Tanger GP Trust and Tanger LP Trust. Tanger GP Trust controls the Operating Partnership as its sole general partner. Tanger LP Trust holds a limited partnership interest. Through May 31, 2011, the Tanger family, through its ownership of the Tanger Family Limited Partnership held the remaining units as a limited partner. On June 1, 2011, the Tanger Family Limited Partnership was dissolved, and the units of the Operating Partnership owned by the Tanger Family Limited Partnership were distributed to the individual Family Limited Partners. Each such Family Limited Partner is now an individual limited partner of the Operating Partnership.

As of December 31, 2011, the Company, through its ownership of the Tanger GP and Tanger LP Trusts, owned 21,681,914 units of the Operating Partnership and the Family Limited Partners owned the remaining 2,872,973 units. Each unit held by the Family Limited Partners is exchangeable for four of the Company's common shares, subject to certain limitations to preserve the Company's REIT status.

Ownership of the Company's common shares is restricted to preserve the Company's status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of our common shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to our outstanding common shares equal to at least 90% of our taxable income each year.

The Company is a North Carolina corporation and the Operating Partnership is a North Carolina partnership, and both were formed in 1993. Our executive offices are currently located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and our telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. A copy of our 10-Ks, 10-Qs, 8-Ks and any amendments thereto can be obtained, free of charge, on our website as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this annual report on Form 10-K or any other report or document we file with or furnish to the SEC.

Recent Developments

<u>*Acquisitions*</u>

Jeffersonville, Ohio

On June 28, 2011, we purchased Prime Outlets at Jeffersonville, a 410,000 square foot outlet center for $134.0 million in cash. The cash purchase price was funded with proceeds from a $150.0 million senior, unsecured bridge loan.

Atlantic City, New Jersey and Ocean City, Maryland

During 2011, we closed on our admission as a member into four existing entities that resulted in our acquiring substantially all of the economic interests of Atlantic City Outlets The Walk (Atlantic City, NJ) and Ocean City Factory Outlets (Ocean City, MD). The combined purchase price, once all earn out provisions are settled, is expected to be approximately $200.3 million, consisting of $116.8 million in cash (of which $3.0 million is currently contingent consideration) and the assumption of $83.5 million in indebtedness.

Atlantic City Outlets The Walk is comprised of approximately 490,000 square feet Ocean City Factory Outlets is comprised of approximately 199,000 square feet. The cash portion of the purchase price for Atlantic City Outlets The Walk and Ocean City Outlets was funded by amounts available under our unsecured lines of credit.

Hershey, Pennsylvania

On September 30, 2011, we purchased substantially all of the economic interests in The Outlets at Hershey, a 247,000 square foot outlet center, for total consideration of $56.0 million, consisting of $24.6 million in cash and the assumption of $31.4 million of indebtedness. The cash consideration included a $6.2 million loan to the noncontrolling interest holder collateralized by their ownership interest in the property. The cash consideration for The Outlets at Hershey was funded by amounts available under our unsecured lines of credit.

<u>Development Update</u>

Redevelopment: Hilton Head, South Carolina

During the first quarter of 2011, we completed the redevelopment of our Hilton Head I outlet center and celebrated a grand re-opening on March 31, 2011. As of December 31, 2011, the 177,000 square foot center was 98% occupied. In addition, the property features four pad sites, three of which were leased as of December 31, 2011.

<u>Joint Venture Activities</u>

Deer Park, Long Island, New York

On December 22, 2011, Deer Park, an unconsolidated joint venture in which we have a 33.3% ownership interest, closed on the refinancing of its mortgage and mezzanine loans. At the closing, Deer Park made a payment of $20.0 million towards the principal amount of the mortgage bringing the new balance outstanding to $231.9 million. The principal balance on the mezzanine loan remained at $15.0 million. The new interest rates for the mortgage and mezzanine loan are LIBOR plus 3.50% and LIBOR plus 5.00%, respectively. Each of the three partners made an equity contribution to Deer Park prior to closing of $6.4 million. The $20.0 million principal payment was made from a combination of these three equity contributions totaling $19.2 million and cash available within Deer Park. The maturity date of both the mortgage and the mezzanine loan is May 17, 2014, however additional principal payments may be required prior to maturity if certain financial covenants are not met. Such principal payments, if necessary, may require additional capital contributions to Deer Park by the partners.

Deer Park Warehouse, Long Island, New York

In June 2008, we, along with our partners in Deer Park, entered into a joint venture to purchase a 29,000 square foot warehouse adjacent to the Deer Park project described above for a total purchase price of $3.3 million. Deer Park Warehouse, in which we have a 33.3% ownership interest, is an unconsolidated joint venture. The interest-only mortgage loan for the warehouse matured on May 17, 2011 and the joint venture did not qualify for the one-year extension option. As a result, the joint venture has accrued interest at a default rate of 8.25% from May 17, 2011 to December 31, 2011, and is currently in negotiations with the lender. There can be no assurance as to the outcome of these negotiations. As of December 31, 2011, the outstanding principal balance under the warehouse mortgage was $2.3 million. In December 2011, the joint venture recorded an impairment charge of approximately $900,000 to lower the basis of the warehouse to its estimated fair market value.

Galveston/Houston, Texas

In June 2011, we announced the formation of a 50/50 joint venture with Simon Property Group, Inc. for the development of a Tanger Outlet Center south of Houston in Texas City, TX. When completed we expect that the center will feature over 90 brand name and designer outlet stores in the first phase which will contain approximately 350,000 square feet, with room to expand to approximately 470,000 square feet. In July 2011, the joint venture acquired the land underlying the site for approximately $5.6 million. Ground breaking ceremonies were held on August 30, 2011. As of December 31, 2011, we have contributed $7.8 million in cash to the joint venture to fund development activities. We will provide property management and marketing services to the center and with our partners, will jointly provide development and leasing services.

RioCan Canadian Joint Venture

During 2011 we announced the formation of an exclusive joint venture (the "Canadian Joint Venture") with RioCan Real Estate Investment Trust ("RioCan") for the acquisition, development and leasing of sites across Canada that are suitable for development or redevelopment as outlet shopping centers similar in concept and design to those within our existing U.S. portfolio. Through December 31, 2011, we have contributed approximately $1.0 million to fund pre-development and due diligence costs for various sites. Any projects developed will be co-owned by us and RioCan on a 50/50 basis and will be branded as Tanger Outlet Centers. We have agreed to provide leasing and marketing services to the venture and RioCan will provide development and property management services. It is the intention of the joint venture to develop as many as 10 to 12 outlet centers in larger urban markets and tourist areas across Canada, over a five to seven year period. The typical size of a Tanger Outlet Center is approximately 350,000 square feet depending on the individual market and tenant demand. Assuming these parameters are suitable and materialize in Canada, the overall investment of the joint venture is anticipated to be as high as $1.0 billion, on a fully built out basis. There can be no assurance that the current plans of the joint venture to develop outlet centers in Canada as described above will be fully realized.

On December 9, 2011, the Canadian Joint Venture purchased the Cookstown Outlet Mall for $47.4 million, plus an additional $13.8 million for excess land upon the seller meeting certain conditions, for an aggregate purchase price of $61.2 million. RioCan will provide development and property management services to this existing outlet center and we will provide leasing and marketing services. In connection with the purchase, the joint venture assumed the in place financing of $29.6 million which carries an interest rate of 5.1% and matures in 2014.

Cookstown Outlet Mall is north of the Greater Toronto Area in Innisfil, Ontario, and contains approximately 159,000 square feet with the potential to expand to approximately 320,000 square feet. This outlet center features many national retailers such as, Coach Outlet, Adidas, Tommy Hilfiger Outlet, Puma and Rockport. The acquisition of this property will enable the Canadian Joint Venture to begin to implement its outlet center strategy immediately, as well as provide the flexibility to potentially expand the site into a full-scale Tanger Outlet Center.

National Harbor, Washington D.C. Metro Area

In May 2011, we announced the formation of a 50/50 joint venture agreement with The Peterson Companies for the development of Tanger Outlets at National Harbor in the Washington, D.C. area. National Harbor, includes fine restaurants, distinctive retail, office and residences, and a number of world-class hotels including the Gaylord National Resort and Convention Center. Developed by The Peterson Companies, National Harbor comprises 350 acres of prime real estate along the scenic Potomac River in Prince George's County, MD. It is anticipated that the joint venture will develop an approximately 40 acre parcel at National Harbor offering easy access to I-495, I-95, I-295 and the Woodrow Wilson Bridge. The resulting Tanger Outlet Center is expected to house approximately 80 outlet designer and name brand stores in a center measuring up to 350,000 square feet. In December 2011, both parties each made initial equity contributions of $850,000 to fund certain pre-development costs. We will provide property management, leasing and marketing services to the joint venture. We and The Peterson Companies will jointly provide site development and construction supervision services to the joint venture.

Glendale, Arizona

In February 2012, we announced plans to begin construction on Tanger Outlets Westgate, our previously announced site in Glendale, AZ. Currently, we expect the outlet center to contain approximately 328,000 square feet and to be open in time for the 2012 holiday shopping season.

Other Potential Future Developments

As of the date of this filing, we are in the initial study period of other potential developments, including sites located in Scottsdale, AZ, as well as Halton Hills and Ottawa, Ontario. The Ontario sites, if developed, will be undertaken by our Canadian Joint Venture with our RioCan partner (see previous discussion under the caption "RioCan Canadian Joint Venture"). We may also use joint venture arrangements to develop other potential sites in the United States. There can be no assurance that any of these sites will be ultimately developed.

In the case of projects to be wholly-owned by us, we expect to fund these projects from amounts available under our unsecured lines of credit, but may also fund with capital from additional public debt and equity offerings. For projects to be developed through joint venture arrangements, we typically use collateralized construction loans to fund a portion of the project, with our share of the equity requirements funded from sources previously described.

Financing Transactions

$150.0 Million Senior Unsecured Bridge Loan

In June 2011, the Operating Partnership closed on a $150.0 million senior unsecured bridge loan at an interest rate of LIBOR + 1.60% and used the proceeds from the loan to fund the acquisition of the Jeffersonville, OH outlet center. In November 2011, the Operating Partnership repaid this bridge loan in conjunction with the recast of its unsecured lines of credit, as discussed below.

4.6 Million Common Share Offering

In July 2011, the Company completed a public offering of 4.6 million common shares at a price of $25.662 per share. The net proceeds to the Company from the offering, after deducting estimated offering expenses, were approximately $117.4 million. Net proceeds from the offering were contributed to the Operating Partnership in exchange for 13,000 general partnership common units and 1,137,000 limited partnership common units. The Operating Partnership used the net proceeds from the offering to repay borrowings under its unsecured lines of credit and for general corporate purposes.

Increase In Unsecured Lines of Credit to $520.0 Million

On November 10, 2011, the Operating Partnership amended its $400.0 million of unsecured lines of credit, increasing the total capacity to $520.0 million (of which up to $100.0 million may be borrowed in Canadian dollars) and extending the maturity through November 10, 2015.

The unsecured lines of credit include a $20.0 million liquidity line as well as a $500.0 million syndicated line. The syndicated line may be increased to $750.0 million through an accordion feature in certain circumstances. We have the option to extend the lines for an additional year to November 10, 2016. As of the date of this filing, based on the Operating Partnership's long-term debt rating, the lines bear interest at a credit spread over LIBOR of 1.25% and require the payment of an annual facility fee of 0.25% on the total committed amount. Previously, the credit spread over LIBOR was 1.90% and the annual facility fee was 0.40%. The Company guarantees the Operating Partnership's obligations under these lines.

$250.0 Million Unsecured Term Loan

In February 2012, the Operating Partnership closed on a seven-year $250.0 million unsecured term loan. The term loan will be interest only, matures in the first quarter of 2019 and is pre-payable without penalty beginning in the first quarter of 2015. Based on our current credit ratings, the new loan has an initial interest rate of LIBOR + 1.80%. We used the net proceeds of the term loan to reduce the outstanding balances on our $520.0 million unsecured lines of credit.

Board of Directors and Management Changes

In March 2011, Donald G. Drapkin was added as a member of the Company's Board of Directors and the Operating Partnership's Board of Trustees. Mr. Drapkin brings over 30 years of highly sophisticated securities transaction experience to the Board.

In August 2011, Thomas E. McDonough was promoted to Executive Vice President - Chief Operating Officer. Mr. McDonough joined our management team as Executive Vice-President of Operations in August 2010. Mr. McDonough brought nearly 30 years of REIT management, leasing, acquisition and development experience to the Company.

In December 2011, Chad D. Perry joined our management team as Executive Vice President - General Counsel. Mr. Perry brings nearly 15 years of experience to the Company. His responsibilities include corporate governance, compliance, and other legal matters, as well as management of outside counsel relationships and the Company's in-house legal department.

The Outlet Concept

Outlets are stores operated by manufacturers and brand name retailers that sell primarily first quality, branded products to consumers at significant discounts from regular retail prices charged by department stores and specialty stores. Outlet centers offer numerous advantages to manufacturers and brand name retailers as they are often able to charge customers lower prices for brand name and designer products by eliminating the third party retailer. Outlet centers also typically have lower operating costs than other retailing formats, which enhance their profit potential. Outlet centers enable them to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, outlet centers benefit manufacturers and brand name retailers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer's brand name, as is often the case when merchandise is distributed via discount chains.

We believe that outlet centers will continue to present attractive opportunities for capital investment in the long-term. We further believe, based upon our contacts with present and prospective tenants that many companies will continue to utilize the outlet concept as a profitable distribution vehicle. However, due to present economic conditions and the potential for increased competition from other developers announcing plans to develop outlet centers, new developments or expansions may not provide as high of an initial return on investment as has been historically achieved.

Our Outlet Centers

Each of our outlet centers carries the Tanger brand name. We believe that our tenants and consumers recognize the Tanger brand as one that provides outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers and brand name retailers.

As one of the original participants in this industry, we have developed long-standing relationships with many of our tenants. Because of our established relationships, we believe we are well positioned for the long-term.

Our outlet centers range in size from 24,619 to 729,736 square feet and are typically located at least 10 miles from major department stores and manufacturer-owned, full-price retail stores. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of our outlet centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity. Additionally, our centers are often situated in close proximity to interstate highways that provide accessibility and visibility to potential customers.

We have a diverse tenant base comprised of approximately 400 different well-known, upscale, national designer or brand name concepts, such as Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach Leatherware, Eddie Bauer, GAP, J. Crew, Juicy, Kate Spade, Lucky Brand Jeans, Michael Kors, Nike, Old Navy, Polo Ralph Lauren, Saks Fifth Avenue - Off Fifth, Tommy Hilfiger, Under Armour and others.

No single tenant, including all of its store concepts, accounted for 10% or more of our combined base and percentage rental revenues during 2011, 2010 or 2009. As of December 31 2011, no single tenant accounted for more than 8.0% of our leasable square feet or 6.5% of our combined base and percentage rental revenues. Because our typical tenant is a large, national manufacturer, we generally do not experience any material losses with respect to rent collections or lease defaults.

Only small portions of our revenues are dependent on contingent revenue sources. Revenues from fixed rents and operating expense reimbursements accounted for approximately 91% of our total revenues in 2011. Revenues from contingent sources, such as percentage rents, vending income and miscellaneous income, accounted for approximately 9% of our total revenues in 2011.

Business History

Stanley K. Tanger, the Company's founder, entered the outlet center business in 1981. Prior to founding our company, Stanley K. Tanger and his son, Steven B. Tanger, our President and Chief Executive Officer, built and managed a successful family owned apparel manufacturing business, Tanger/Creighton, Inc., which included the operation of five outlet stores. Based on their knowledge of the apparel and retail industries, as well as their experience operating Tanger/Creighton, Inc.'s outlet stores, they recognized that there would be a demand for outlet centers where a number of manufacturers could operate in a single location and attract a large number of shoppers.

Steven B. Tanger joined the Company in 1986, and by June 1993, the Tangers had developed 17 centers totaling approximately 1.5 million square feet. In June 1993, we completed our initial public offering, making Tanger Factory Outlet Centers, Inc. the first publicly traded outlet center company. Since our initial public offering, we have grown our portfolio through the strategic development, expansion and acquisition of outlet centers and are now one of the largest owner operators of outlet centers in the country.

Business Strategy

Our company has been built on a firm foundation of strong and enduring business relationships coupled with conservative business practices. We partner with many of the world's best known and most respected retailers and manufacturers. By fostering and maintaining strong tenant relationships with these successful, high volume companies, we have been able to solidify our position as a leader in the outlet industry for well over a quarter century. The confidence and trust that we have developed with our retail partners from the very beginning has allowed us to forge the impressive retail alliances that we enjoy today with approximately 400 brand name manufacturers.

We have had a solid track record of success in the outlet industry for the past 31 years. In 1993, Tanger led the way by becoming the industry's first outlet center company to be publicly traded. Our seasoned team of real estate professionals utilize the knowledge and experience that we have gained to give us a competitive advantage in the outlet business.

As of December 31, 2011, our consolidated outlet centers were 99% occupied with average tenant sales of $366 per square foot. Our portfolio of properties has had an average occupancy rate of 95% or greater on December 31st of each year since 1981. We believe our ability to achieve this level of performance is a testament to our long-standing tenant relationships, industry experience and our expertise in the development and operation of manufacturers' outlet centers.

Growth Strategy

Our goal is to build shareholder value through a comprehensive, conservative plan for sustained, long-term growth. We focus our efforts on increasing rents in our existing centers, renovating and expanding our mature centers and reaching new markets through ground-up developments or acquisitions of new outlet centers. We expect new development to continue to be important to the growth of our portfolio in the long-term. Future centers may be wholly-owned by us or developed through joint venture arrangements.

Increasing Rents at Existing Centers

Our leasing team focuses on the marketing of available space to maintain our standard for high occupancy levels. Leases are negotiated to provide for inflation-based contractual rent increases or periodic fixed contractual rent increases and percentage rents. Due to the overall high performance of our shopping centers, we have historically been able to renew leases at higher base rents per square-foot and attract stronger, more popular brands to replace underperforming tenants.

Developing New Centers

We believe that there continue to be opportunities to introduce the Tanger brand in untapped or under-served markets across the United States and Canada in the long-term. We believe our 31 years of outlet industry experience, extensive development expertise and strong retail relationships give us a distinct competitive advantage.

In order to identify new markets across North America, we follow a general set of guidelines when evaluating opportunities for the development of new centers. This typically includes seeking locations within markets that have at least 1 million people residing within a 30 to 40 mile radius with an average household income of at least $65,000 per year, frontage on a major interstate or roadway that has excellent visibility and a traffic count of at least 55,000 cars per day. Leading tourist, vacation and resort markets that receive at least 5 million visitors annually are also closely evaluated. Although our current goal is to target sites that are large enough to support centers with approximately 90 stores totaling at least 350,000 square feet, we maintain the flexibility to vary our minimum requirements based on the unique characteristics of a site, tenant demand and our prospects for future growth and success.

In order to help ensure the viability of proceeding with a project, we gauge the interest of our retail partners first. We typically prefer that at least 50% of the space in each center is pre-leased prior to acquiring the site and beginning construction; however, we may occasionally proceed with construction with less than 50% of the space pre-leased under certain circumstances. This pre-leasing policy is consistent with our conservative financing perspective and the discipline we impose upon ourselves. Construction of a new outlet center has typically taken us nine to twelve months from groundbreaking to the opening of the first tenant stores.

Expanding and Renovating Existing Centers

Keeping our shopping centers vibrant and growing is a key part of our formula for success. In order to maintain our reputation as the premiere outlet shopping destination in the markets that we serve, we have an ongoing program of renovations and expansions taking place at our outlet centers. Construction for expansion and renovation to existing properties typically takes less time, usually between six to nine months depending on the scope of the project.

Acquiring Centers

As a means of creating a presence in key markets and to create shareholder value, we may selectively choose to acquire individual properties or portfolios of properties that meet our strategic investment criteria. We believe that our extensive experience in the outlet center business, access to capital markets, familiarity with real estate markets and our management experience will allow us to evaluate and execute our acquisition strategy successfully over time. Through our tenant relationships, our leasing professionals have the ability to implement a remerchandising strategy when needed to increase occupancy rates and value. We believe that our managerial skills, marketing expertise and overall outlet industry experience will also allow us to add long-term value and viability to these centers.

Operating Strategy

Increasing cash flow to enhance the value of our properties and operations remains a primary business objective. Through targeted marketing and operational efficiencies, we strive to improve sales and profitability of our tenants and our outlet centers as a whole. Achieving higher base and percentage rents and generating additional income from temporary leasing, vending and other sources also remains an important focus and goal.

Leasing

The long-standing retailer relationships that we enjoy allow us the ability to provide our shoppers with a collection of the world's most popular outlet stores. Tanger customers shop and save on their favorite brand name merchandise including men's, women's and children's ready-to-wear, lifestyle apparel, footwear, jewelry and accessories, tableware, housewares, luggage and domestic goods. In order for our centers to perform at a high level, our leasing professionals continually monitor and evaluate tenant mix, store size, store location and sales performance. They also work to assist our tenants through re-sizing and re-location of retail space within each of our centers for maximum sales of each retail unit across our portfolio.

Marketing

Our marketing plans deliver compelling, well-crafted messages and enticing promotions and events to targeted audiences for tangible, meaningful and measurable results. Our plans are based on a basic measure of success - increase sales and traffic for our retail partners and we will create successful centers. Utilizing a strategic mix of print, radio, television, direct mail, website, internet advertising, social networks, smart phone applications and public relations, we consistently reinforce the Tanger brand. Our marketing efforts are also designed to build loyalty with current Tanger shoppers and create awareness with potential customers. The majority of consumer-marketing expenses incurred by us are reimbursable by our tenants.

Capital Strategy

We believe we achieve a strong and flexible financial position by attempting to: (1) maintain a conservative leverage position relative to our portfolio when pursuing new development, expansion and acquisition opportunities, (2) extend and sequence debt maturities, (3) manage our interest rate risk through a proper mix of fixed and variable rate debt, (4) maintain access to liquidity by using our lines of credit in a conservative manner and (5) preserve internally generated sources of capital by strategically divesting of our underperforming assets and maintaining a conservative distribution payout ratio. We manage our capital structure to reflect a long-term investment approach and utilize multiple sources of capital to meet our requirements.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in the best interests of our shareholders and unit holders. The Company is a well-known seasoned issuer with a shelf registration that allows us to register unspecified amounts of different classes of securities on Form S-3. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, the sale or lease of outparcels on our existing properties and the sale of certain properties that do not meet our long-term investment criteria. Based on cash provided by operations, existing lines of credit, ongoing relationships with certain financial institutions and our ability to sell debt or issue equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2012.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with REIT requirements in both the short and long-term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders and unitholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under our existing lines of credit or invested in short-term money market or other suitable instruments adhering to our investment policies.

We believe our current balance sheet position is financially sound; however, due to the uncertainty and unpredictability of the capital and credit markets, we can give no assurance that affordable access to capital will exist between now and 2015 when our next significant debt maturities occur. As a result, our current primary focus is to continually strengthen our capital and liquidity position by controlling and reducing construction and overhead costs, generating positive cash flows from operations to cover our distributions and reducing outstanding debt.

Competition

We carefully consider the degree of existing and planned competition in a proposed area before deciding to develop, acquire or expand a new center. Our centers compete for customers primarily with outlet centers built and operated by different developers, traditional shopping malls and full- and off-price retailers. However, we believe that the majority of our customers visit outlet centers because they are intent on buying name-brand products at discounted prices. Traditional full- and off-price retailers are often unable to provide such a variety of name-brand products at attractive prices.

Tenants of outlet centers typically avoid direct competition with major retailers and their own specialty stores, and, therefore, generally insist that the outlet centers be located not less than 10 miles from the nearest major department store or the tenants' own specialty stores. For this reason, our centers compete only to a very limited extent with traditional malls in or near metropolitan areas.

We compete directly with one large national owner of outlet centers and numerous small owners, however, there is the potential for increased competition from other developers who have announced plans to enter the outlet industry. We believe the high barriers to entry in the outlet industry, including the need for extensive relationships with premier manufacturers and brand name retailers, will continue to minimize the number of new outlet centers developed each year.

Corporate and Regional Headquarters

We rent space in an office building in Greensboro, North Carolina in which our corporate headquarters is located. In addition, we rent a regional office in New York City, New York to better service our principal fashion-related tenants, many of whom are based in and around that area.

We maintain offices and employ on-site managers at 36 centers. The managers closely monitor the operation, marketing and local relationships at each of their centers.

Insurance

We believe that as a whole our properties are covered by adequate comprehensive liability, fire, flood, earthquake and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits. Northline Indemnity, LLC, ("Northline"), a wholly-owned captive insurance subsidiary of the Operating Partnership, is responsible for losses up to certain levels for property damage (including wind damage from hurricanes) prior to third-party insurance coverage. Specified types and amounts of insurance are required to be carried by each tenant under their lease agreement with us. There are however, types of losses, like those resulting from wars or nuclear radiation, which may either be uninsurable or not economically insurable in some or all of our locations. An uninsured loss could result in a loss to us of both our capital investment and anticipated profits from the affected property.

Employees

As of February 1, 2012, we had 224 full-time employees, located at our corporate headquarters in North Carolina, our regional office in New York and 36 business offices. At that date, we also employed 252 part-time employees at various locations.

Item 1A. Risk Factors

Risks Related to Real Estate Investments

We may be unable to develop new outlet centers or expand existing outlet centers successfully.

We continue to develop new outlet centers and expand existing outlet centers as opportunities arise. However, there are significant risks associated with our development activities in addition to those generally associated with the ownership and operation of established retail properties. While we have policies in place designed to limit the risks associated with development, these policies do not mitigate all development risks associated with a project. These risks include the following:

- significant expenditure of money and time on projects that may be delayed or never be completed;
- higher than projected construction costs;
- shortage of construction materials and supplies;
- failure to obtain zoning, occupancy or other governmental approvals or to the extent required, tenant approvals; and
- late completion because of construction delays, delays in the receipt of zoning, occupancy and other approvals or other factors outside of our control.

Any or all of these factors may impede our development strategy and adversely affect our overall business.

The economic performance and the market value of our outlet centers are dependent on risks associated with real property investments.

Real property investments are subject to varying degrees of risk. The economic performance and values of real estate may be affected by many factors, including changes in the national, regional and local economic climate, inflation, unemployment rates, consumer confidence, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, our ability to provide adequate maintenance and insurance and increased operating costs.

Real property investments are relatively illiquid.

Our outlet centers represent a substantial portion of our total consolidated assets. These assets are relatively illiquid. As a result, our ability to sell one or more of our outlet centers in response to any changes in economic or other conditions is limited. If we want to sell an outlet center, there can be no assurance that we will be able to dispose of it in the desired time period or that the sales price will exceed the cost of our investment.

Properties may be subject to impairment charges which can adversely affect our financial results.

We periodically evaluate long-lived assets to determine if there has been any impairment in their carrying values and record impairment losses if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts or if there are other indicators of impairment. If it is determined that an impairment has occurred, we would be required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value, which could have a material adverse effect on our financial results in the accounting period in which the adjustment is made. Our estimates of undiscounted cash flows expected to be generated by each property are based on a number of assumptions that are subject to economic and market uncertainties including, but not limited to, demand for space, competition for tenants, changes in market rental rates and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may not be achieved.

We face competition for the acquisition and development of outlet centers, and we may not be able to complete acquisitions or developments that we have identified.

We intend to grow our business through acquisitions and developments. We compete with institutional pension funds, private equity investors, other REITs, small owners of outlet centers, specialty stores and others who are engaged in the acquisition, development or ownership of outlet centers and stores. These competitors may succeed in acquiring or developing outlet centers themselves. Also, our potential acquisition targets may find our competitors to be more attractive acquirers because they may have greater marketing and financial resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities competing to acquire or develop outlet centers has increased and may continue to increase in the future, which could increase demand for these outlet centers and the prices we must pay to acquire or develop them. If we pay higher prices for outlet centers, our profitability may be reduced. Also, once we have identified potential acquisitions, such acquisitions are subject to the successful completion of due diligence, the negotiation of definitive agreements and the satisfaction of customary closing conditions. We cannot assure you that we will be able to reach acceptable terms with the sellers or that these conditions will be satisfied.

We may be subject to environmental regulation.

Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property or disposed of by us, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances.

Risks Related to our Business

Our earnings and therefore our profitability are entirely dependent on rental income from real property.

Substantially all of our income is derived from rental income from real property. Our income and funds for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our centers on economically favorable lease terms. In addition, the terms of outlet store tenant leases traditionally have been significantly shorter than in other retail segments. There can be no assurance that any tenant whose lease expires in the future will renew such lease or that we will be able to re-lease space on economically favorable terms.

We are substantially dependent on the results of operations of our retailers.

Our operations are subject to the results of operations of our retail tenants. A portion of our rental revenues are derived from percentage rents that directly depend on the sales volume of certain tenants. Accordingly, declines in these tenants' results of operations would reduce the income produced by our properties. If the sales of our retail tenants decline sufficiently, such tenants may be unable to pay their existing rents as such rents would represent a higher percentage of their sales. Any resulting leasing delays, failures to make payments or tenant bankruptcies could result in the termination of such tenants' leases.

A number of companies in the retail industry, including some of our tenants, have declared bankruptcy or have voluntarily closed certain of their stores in recent years. The bankruptcy of a major tenant or number of tenants may result in the closing of certain affected stores, and we may not be able to re-lease the resulting vacant space for some time or for equal or greater rent. Such bankruptcy could have a material adverse effect on our results of operations and could result in a lower level of funds for distribution.

Certain of our properties are subject to ownership interests held by third parties, whose interests may conflict with ours and thereby constrain us from taking actions concerning these properties which otherwise would be in our best interests and our shareholders interests.

We own partial interests in three outlet centers with various joint venture partners. The approval or consent of the other members of these joint ventures is required before we may sell, finance, expand or make other significant changes in the operations of these properties. We also may not have control over certain major decisions, including approval of the annual operating budgets, leasing and the timing and amount of distributions, which could result in decisions by the managing member that do not fully reflect our interests. To the extent such approvals or consents are required, we may experience difficulty in, or may be prevented from, implementing our plans and strategies with respect to expansion, development, ongoing operations, financing or other similar transactions with respect to such properties.

An uninsured loss or a loss that exceeds our insurance policies on our outlet centers or the insurance policies of our tenants could subject us to lost capital and revenue on those centers.

Some of the risks to which our outlet centers are subject, including risks of war and earthquakes, hurricanes and other natural disasters, are not insurable or may not be insurable in the future. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the insurance policies noted above or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in and anticipated revenue from one or more of our outlet centers, which could adversely affect our results of operations and financial condition, as well as our ability to make distributions to our shareholders.

Under the terms and conditions of our leases, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons and contamination of air, water, land or property, on or off the premises, due to activities conducted in the leased space, except for claims arising from negligence or intentional misconduct by us or our agents. Additionally, tenants generally are required, at the tenant's expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies issued by companies acceptable to us. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the leased space. All of these policies may involve substantial deductibles and certain exclusions. Therefore, an uninsured loss or loss that exceeds the insurance policies of our tenants could also subject us to lost capital and revenue.

Historically high fuel prices may impact consumer travel and spending habits.

Most shoppers use private automobile transportation to travel to our outlet centers and many of our centers are not easily accessible by public transportation. Increasing fuel costs may reduce the number of trips to our centers thus reducing the amount spent at our centers. Many of our outlet center locations near tourist destinations may experience an even more acute reduction of shoppers if there were a reduction of people opting to drive to vacation destinations. Such reductions in traffic could adversely impact our percentage rents and ability to renew and release space at current rental rates.

Increasing fuel costs may also reduce disposable income and decrease demand for retail products. Such a decrease could adversely affect the results of operations of our retail tenants and adversely impact our percentage rents and ability to renew and release space at current rental rates.

Risks Related to our Indebtedness and Financial Markets

We are subject to the risks associated with debt financing.

We are subject to the risks associated with debt financing, including the risk that the cash provided by our operating activities will be insufficient to meet required payments of principal and interest. Disruptions in the capital and credit markets may adversely affect our operations, including the ability to fund the planned capital expenditures and potential new developments or acquisitions. Further, there is the risk that we will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to access capital markets to refinance our indebtedness on acceptable terms, we might be forced to dispose of properties on disadvantageous terms, which might result in losses.

Risks Related to Federal Income Tax Laws

The Company's failure to qualify as a REIT could subject our earnings to corporate level taxation.

We believe that we have operated and intend to operate in a manner that permits the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended. However, we cannot assure you that the Company has qualified or will remain qualified as a REIT. If in any taxable year the Company were to fail to qualify as a REIT and certain statutory relief provisions were not applicable, the Company would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. The Company's failure to qualify for taxation as a REIT would have an adverse effect on the market price and marketability of our securities.

The Company is required by law to make distributions to our shareholders.

To obtain the favorable tax treatment associated with the Company's qualification as a REIT, generally, the Company is required to distribute to its shareholders at least 90% of its net taxable income (excluding capital gains) each year. The Company depends upon distributions or other payments from the Operating Partnership to make distributions to the Company's common shareholders. A recent IRS revenue procedure allows the Company to satisfy the REIT income distribution requirement by distributing up to 90% of the dividends on its common shares in the form of additional common shares in lieu of paying dividends entirely in cash. Although we reserve the right to utilize this procedure in the future, we currently have no intent to do so. In the event that the Company pays a portion of a dividend in shares, taxable U.S. shareholders would be required to pay income tax on the entire amount of the dividend, including the portion paid in shares, in which case such shareholders might have to pay the income tax using cash from other sources. If a U.S. shareholder sells the shares it receives as a dividend in order to pay this income tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our shares at the time of the sale.

Risks Related to our Organizational Structure

The Company depends on distributions from the Operating Partnership to meet its financial obligations, including dividends.

The Company's operations are conducted by the Operating Partnership, and the Company's only significant asset is its interest in the Operating Partnership. As a result, the Company depends upon distributions or other payments from the Operating Partnership in order to meet its financial obligations, including its obligations under any guarantees or to pay dividends or liquidation payments to its common shareholders. As a result, these obligations are effectively subordinated to existing and future liabilities of the Operating Partnership. The Operating Partnership is a party to loan agreements with various bank lenders that require the Operating Partnership to comply with various financial and other covenants before it may make distributions to the Company. Although the Operating Partnership presently is in compliance with these covenants, there is no assurance that the Operating Partnership will continue to be in compliance and that it will be able to make distributions to the Company.

Item 1B. Unresolved Staff Comments

There are no unresolved staff comments from the Commission for either the Company or the Operating Partnership.

Item 2. Properties

As of February 1, 2012, our consolidated portfolio consisted of 36 outlet centers totaling 10.7 million square feet located in 24 states. We own interests in three other outlet centers totaling approximately 1.1 million square feet through unconsolidated joint ventures, including one outlet center in Ontario, Canada. Our centers range in size from 24,619 to 729,736 square feet. The centers are generally located near tourist destinations or along major interstate highways to provide visibility and accessibility to potential customers.

We believe that the centers are well diversified geographically and by tenant and that we are not dependent upon any single property or tenant. Our Riverhead, New York center is the only property that represented 10% or more of our consolidated total revenues for the year ended December 31, 2011. Our Atlantic City, NJ center is the only property that represents 10% or more of our consolidated total assets as of December 31, 2011. See "Properties - Significant Property" for further details.

We have an ongoing strategy of acquiring centers, developing new centers and expanding existing centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the cost of such programs and the sources of financing thereof.

Of the 36 outlet centers in our consolidated portfolio, we own the land underlying 30 and have ground leases on six. The following table sets forth information about the land leases on which all or a portion of the six centers are located:

Outlet Center	Acres	Expiration	Expiration including renewal terms
Myrtle Beach Hwy 17, SC	40.0	2027	2096
Atlantic City, NJ	21.3	2101	2101
Ocean City, MD	18.5	2084	2084
Sevierville, TN	41.6	2046	2046
Riverhead, NY	47.0	2014	2039
Rehoboth Beach, DE	2.7	2044	(1)

(1) Lease may be renewed at our option for additional terms of twenty years each.

The initial term of our typical tenant lease averages approximately five years. Generally, leases provide for the payment of fixed monthly rent in advance. There are often contractual base rent increases during the initial term of the lease. In addition, the rental payments are customarily subject to upward adjustments based upon tenant sales volume. Most leases provide for payment by the tenant of real estate taxes, insurance, common area maintenance, advertising and promotion expenses incurred by the applicable center. As a result, the majority of our operating expenses for the centers are borne by the tenants.

The following table summarizes certain information with respect to our consolidated outlet centers as of February 1, 2012.

State	Number of Centers	Square Feet	% of Square Feet
South Carolina	5	1,576,873	15
Pennsylvania	3	874,422	8
New York	1	729,736	7
Georgia	2	665,780	6
Texas	2	619,729	6
Delaware	1	568,975	5
Alabama	1	557,228	5
North Carolina	3	505,242	5
New Jersey	1	489,762	4
Michigan	2	437,202	4
Tennessee	1	419,038	4
Ohio	1	409,820	4
Missouri	1	302,922	3
Utah	1	298,379	3
Connecticut	1	291,051	3
Louisiana	1	282,403	3
Iowa	1	277,230	2
Oregon	1	270,212	2
Illinois	1	250,439	2
New Hampshire	1	245,698	2
Maryland	1	199,243	2
Florida	1	198,877	2
California	1	171,300	2
Maine	2	82,286	1
Total	36	10,723,847	100

The following table summarizes certain information with respect to our existing outlet centers in which we have an ownership interest as of February 1, 2012. Except as noted, all properties are fee owned.

Location	Square Feet	% Occupied
Consolidated Outlet Centers		
Riverhead, New York [1]	**729,736**	**98**
Rehoboth Beach, Delaware [1]	568,975	99
Foley, Alabama	**557,228**	**96**
Atlantic City, New Jersey [1]	489,762	99
San Marcos, Texas	**441,929**	**99**
Myrtle Beach Hwy 501, South Carolina	425,247	100
Sevierville, Tennessee [1]	**419,038**	**99**
Jeffersonville, Ohio	409,820	99
Myrtle Beach Hwy 17, South Carolina [1]	**402,791**	**99**
Washington, Pennsylvania	372,972	97
Commerce II, Georgia	**370,512**	**100**
Charleston, South Carolina	365,107	99
Howell, Michigan	**324,632**	**98**
Mebane, North Carolina	318,910	100
Branson, Missouri	**302,922**	**100**
Park City, Utah	298,379	99
Locust Grove, Georgia	**295,268**	**98**
Westbrook, Connecticut	291,051	99
Gonzales, Louisiana	**282,403**	**99**
Williamsburg, Iowa	277,230	99
Lincoln City, Oregon	**270,212**	**94**
Lancaster, Pennsylvania	254,002	100
Tuscola, Illinois	**250,439**	**90**
Hershey, Pennsylvania	247,448	99
Tilton, New Hampshire	**245,698**	**99**
Hilton Head II, South Carolina	206,529	100
Ocean City, Maryland [1]	**199,243**	**90**
Fort Myers, Florida	198,877	92
Terrell, Texas	**177,800**	**94**
Hilton Head I, South Carolina	177,199	100
Barstow, California	**171,300**	**100**
West Branch, Michigan	112,570	96
Blowing Rock, North Carolina	**104,154**	**98**
Nags Head, North Carolina	82,178	100
Kittery I, Maine	**57,667**	**100**
Kittery II, Maine	24,619	100
	10,723,847	98
Unconsolidated Joint Ventures		
Wisconsin Dells, Wisconsin (50% owned)	**265,086**	**97**
Deer Park, New York [2] (33.3% owned)	686,041	89
Cookstown, Ontario (50% owned)	**159,391**	**97**

(1) These properties or a portion thereof are subject to a ground lease.
(2) Includes a 29,253 square foot warehouse adjacent to the property.

Lease Expirations

The following table sets forth, as of February 1, 2012, scheduled lease expirations for our consolidated outlet centers, assuming none of the tenants exercise renewal options.

Year	No. of Leases Expiring	Approx. Square Feet [(1)]		Average Annualized Base Rent per sq. ft		Annualized Base Rent [(2)]	% of Gross Annualized Base Rent Represented by Expiring Leases
2012	227	999,000	$	17.57	$	17,548,000	9
2013	408	1,820,000		20.37		37,068,000	18
2014	304	1,378,000		19.21		26,472,000	13
2015	275	1,198,000		20.75		24,859,000	12
2016	310	1,367,000		20.54		28,082,000	14
2017	191	895,000		21.40		19,154,000	9
2018	98	486,000		25.50		12,395,000	6
2019	61	262,000		27.06		7,090,000	3
2020	106	581,000		17.74		10,306,000	5
2021	161	832,000		19.58		16,290,000	8
2022 & thereafter	58	237,000		26.01		6,165,000	3
	2,199	10,055,000	$	20.43	$	205,429,000	100

(1) Excludes leases that have been entered into but which tenant has not yet taken possession, vacant suites, space under construction, temporary leases and month-to-month leases totaling in the aggregate approximately 669,000 square feet.
(2) Annualized base rent is defined as the minimum monthly payments due as of February 1, 2012 annualized, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants' sales. The annualized base rent disclosed in the table above includes all concessions, abatements and reimbursements of rent to tenants.

Rental and Occupancy Rates

The following table sets forth information regarding the expiring leases for our consolidated outlet centers during each of the last five calendar years.

	Total Expiring		Renewed by Existing Tenants	
Year	Square Feet	% of Total Center Square Feet	Square Feet	% of Expiring Square Feet
2011	1,771,000	18	1,459,000	82
2010	1,460,000	16	1,217,000	83
2009	1,502,000	16	1,218,000	81
2008	1,350,000	16	1,103,000	82
2007	1,572,000	19	1,246,000	79

The following table sets forth the weighted average base rental rate increases per square foot on a straight-line basis (includes periodic, contractual fixed rent increases) for our consolidated outlet centers upon re-leasing stores that were turned over or renewed during each of the last five calendar years.

	Renewals of Existing Leases				Stores Re-leased to New Tenants [1]			
		Average Annualized Base Rents ($ per sq. ft.)				Average Annualized Base Rents ($ per sq. ft.)		
Year	Square Feet	Expiring	New	% Increase	Square Feet	Expiring	New	% Increase
2011	**1,459,000**	**$ 18.16**	**$ 20.54**	**13**	**548,000**	**$ 18.82**	**$ 28.24**	**50**
2010	1,217,000	$ 18.00	$ 19.65	9	432,000	$ 19.21	$ 24.18	26
2009	**1,218,000**	**$ 16.80**	**$ 18.43**	**10**	**305,000**	**$ 18.83**	**$ 24.66**	**31**
2008	1,103,000	$ 17.29	$ 20.31	17	492,000	$ 18.03	$ 25.97	44
2007	**1,246,000**	**$ 15.94**	**$ 18.15**	**14**	**610,000**	**$ 16.75**	**$ 23.41**	**40**

(1) The square footage released to new tenants for 2011, 2010, 2009, 2008 and 2007 contains 172,000, 91,000, 73,000, 139,000 and 164,000 square feet, respectively, that was released to new tenants upon expiration of an existing lease during the current year.

Occupancy Costs

We believe that our ratio of average tenant occupancy cost (which includes base rent, common area maintenance, real estate taxes, insurance, advertising and promotions) to average sales per square foot is low relative to other forms of retail distribution. The following table sets forth for tenants that report sales, for each of the last five years, tenant occupancy costs per square foot as a percentage of reported tenant sales per square foot for our consolidated outlet centers.

Year	Occupancy Costs as a % of Tenant Sales
2011	**8.4**
2010	8.3
2009	**8.5**
2008	8.2
2007	**7.7**

Tenants

The following table sets forth certain information for our consolidated outlet centers with respect to our ten largest tenants and their store concepts as of February 1, 2012.

Tenant	Number of Stores	Square Feet	% of Total Square Feet
The Gap, Inc.:			
Old Navy	23	348,196	3.2
GAP	31	302,787	2.8
Banana Republic	24	200,649	1.9
Gap Kids	1	7,887	0.1
	79	859,519	8.0
Phillips-Van Heusen Corporation:			
Bass Shoe	33	218,204	2.0
Tommy Hilfiger	28	187,672	1.8
Van Heusen	32	129,275	1.2
Calvin Klein, Inc.	14	79,857	0.7
Izod	24	65,192	0.6
Tommy Kids	3	8,500	0.1
	134	688,700	6.4
Dress Barn, Inc.:			
Dress Barn	28	234,638	2.2
Justice	23	98,486	0.9
Maurice's	8	32,436	0.3
Dress Barn Woman	2	7,470	0.1
Dress Barn Petite	1	6,570	*
	62	379,600	3.5
Nike:			
Nike	24	336,205	3.1
Converse	5	15,049	0.2
Cole-Haan	3	9,000	0.1
Hurley	2	4,633	*
	34	364,887	3.4
Adidas:			
Reebok	26	218,207	2.0
Adidas	11	98,733	0.9
Rockport	6	16,852	0.2
	43	333,792	3.1
VF Outlet Inc.:			
VF Outlet	9	218,763	2.1
Nautica Factory Stores	18	89,786	0.8
Vans	4	12,000	0.1
Nautica Kids	1	2,500	*
	32	323,049	3.0
ANN Inc.:			
Loft	24	173,875	1.6
Ann Taylor	18	121,496	1.2
	42	295,371	2.8
Polo Ralph Lauren:			
Polo Ralph Lauren	27	278,851	2.6
Polo Jeans Outlet	1	5,000	0.1
Polo Ralph Lauren Children	1	3,000	*
	29	286,851	2.7
Carter's:			
OshKosh B'Gosh	29	140,335	1.3
Carter's	30	136,306	1.3
	59	276,641	2.6
Hanesbrands Direct, LLC:			
Hanesbrands	34	213,867	2.0
Champion	6	27,652	0.3
Socks Galore	3	4,360	*
Bali	1	4,300	*
	44	250,179	2.3
Total of all tenants listed in table	558	4,058,589	37.8

* Less than 0.1%.

Significant Properties

The Riverhead, NY outlet center is the only property that comprises 10% or more of our consolidated gross revenues. The Riverhead center, originally constructed in 1994, represented 11% of our consolidated total revenues for the year ended December 31, 2011. The Atlantic City, NJ outlet center is the only property that comprises 10% or more of our consolidated total assets. The Atlantic City outlet center, acquired during 2011, represented 10% of our consolidated total assets as of December 31, 2011.

Tenants at the Riverhead and Atlantic City centers principally conduct retail sales operations. The following table shows occupancy and certain base rental information related to these properties as of December 31, 2011, 2010 and 2009:

Center Occupancy	Square Feet	2011	2010	2009
Riverhead, NY	729,736	99%	100%	99%
Atlantic City, NJ	489,762	99%	N/A	N/A

Average base rental rates per weighted average square foot		2011	2010	2009
Riverhead, NY		$ 28.63	$ 27.89	$ 26.21
Atlantic City, NJ [1]		*	N/A	N/A

(1) Note that center was acquired during 2011 so annualized data not available.

Depreciation on the outlet centers is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 33 years for buildings, 15 years for land improvements and 7 years for equipment. Expenditures for ordinary repairs and maintenance are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. At December 31, 2011, the net federal tax basis of the Riverhead and Atlantic City outlet centers was approximately $230.4 million. Real estate taxes assessed on these centers during 2011 amounted to $4.9 million. Real estate taxes for 2012 are estimated to be approximately $5.0 million.

The following table sets forth, as of February 1, 2012, combined, scheduled lease expirations at the Riverhead and Atlantic City outlet centers assuming that none of the tenants exercise renewal options:

Year	No. of Leases Expiring [1]	Square Feet [1]	Annualized Base Rent per Square Foot	Annualized Base Rent [2]	% of Gross Annualized Base Rent Represented by Expiring Leases
2012	30	136,000	$ 26.61	$ 3,619,000	11
2013	36	189,000	26.30	4,971,000	16
2014	40	209,000	23.23	4,856,000	15
2015	29	132,000	24.72	3,263,000	10
2016	21	68,000	30.85	2,098,000	7
2017	33	151,000	27.89	4,211,000	13
2018	14	64,000	30.06	1,924,000	6
2019	7	31,000	41.90	1,299,000	4
2020	10	56,000	28.00	1,568,000	5
2021	15	68,000	35.29	2,400,000	8
2022 and thereafter	11	54,000	29.17	1,575,000	5
Total	246	1,158,000	$ 27.45	$ 31,784,000	100

(1) Excludes leases that have been entered into but which tenant has not taken possession, vacant suites, temporary leases and month-to-month leases totaling in the aggregate approximately 61,000 square feet.

(2) Annualized base rent is defined as the minimum monthly payments due as of December 31, 2011, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants' sales. The annualized base rent disclosed in the table above includes all concessions, abatements and reimbursements of rent to tenants.

Item 3. Legal Proceedings

We are subject to legal proceedings and claims that have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters is not expected to have a material effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

Not applicable

EXECUTIVE OFFICERS OF TANGER FACTORY OUTLET CENTERS, INC.

The following table sets forth certain information concerning the Company's executive officers. The Operating Partnership does not have executive officers:

NAME	AGE	POSITION
Steven B. Tanger	63	Director, President and Chief Executive Officer
Frank C. Marchisello, Jr.	53	Executive Vice President - Chief Financial Officer and Secretary
Thomas E. McDonough	54	Executive Vice President - Chief Operating Officer
Chad D. Perry	40	Executive Vice President - General Counsel
Carrie A. Geldner	49	Senior Vice President - Chief Marketing Officer
Lisa J. Morrison	52	Senior Vice President - Leasing
James F. Williams	47	Senior Vice President - Controller
Virginia R. Summerell	53	Senior Vice President - Treasurer and Assistant Secretary

The following is a biographical summary of the experience of our executive officers:

Steven B. Tanger. Mr. Tanger is a director of the Company and was named President and Chief Executive Officer effective January 1, 2009. Mr. Tanger served as President and Chief Operating Officer from January 1, 1995 to December 2008. Previously, Mr. Tanger served as Executive Vice President from 1986 to December 1994. He has been with Tanger related companies for most of his professional career, having served as Executive Vice President of Tanger/Creighton for 10 years. Mr. Tanger is a graduate of the University of North Carolina at Chapel Hill and the Stanford University School of Business Executive Program.

Frank C. Marchisello, Jr. Mr. Marchisello was named Executive Vice President - Chief Financial Officer in April 2003 and was additionally named Secretary in May 2005. Previously he was named Senior Vice President and Chief Financial Officer in January 1999 after being named Vice President and Chief Financial Officer in November 1994. He served as Chief Accounting Officer from January 1993 to November 1994. He was employed by Gilliam, Coble & Moser, certified public accountants, from 1981 to 1992, the last six years of which he was a partner of the firm in charge of various real estate clients. Mr. Marchisello is responsible for the Company's financial reporting processes, as well as supervisory responsibility over the senior officers that oversee the Company's accounting, finance, corporate communications and information systems functions. Mr. Marchisello is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

Thomas E. McDonough. Mr. McDonough was named Executive Vice President - Chief Operating Officer in August 2011. He joined the Company in August 2010 as Executive Vice President of Operations. Previously, he was the Co-Founder and Principal of MHF Real Estate Group, a real estate asset management firm, from September 2009 to August 2010. He served as Chief Investment Officer and was a member of the Investment Committee at Equity One, Inc. from July 2007 to April 2009. From April 2006 to July 2007, Mr. McDonough was a partner at Kahl & Goveia, and from February 1997 to April 2006, he was employed by Regency Centers Corp., and its predecessor, Pacific Retail Trust, as the national director of acquisitions and dispositions. Previously, from July 1984 to January 1997, Mr. McDonough served in various capacities, including partner and principal, with Trammell Crow Company. Mr. McDonough has supervisory responsibility over the senior officers that oversee the Company's operations, construction and development, leasing and marketing functions. Mr. McDonough is a graduate of Stanford University and holds an MBA degree from Harvard Business School.

Chad D. Perry. Mr. Perry joined the Company in December 2011 as Executive Vice President - General Counsel. Previously, he was Executive Vice President and Deputy General Counsel of LPL Financial Corporation from May 2006 to December 2011. From January 2005 to April 2006, he served as Senior Corporate Counsel of EMC Corporation. Previously, Mr. Perry was a Senior Associate of international law firm Ropes & Gray from September 1997 to January 2005. His responsibilities include corporate governance, compliance, and other legal matters, as well as management of outside counsel relationships and the Company's in house legal department. Mr. Perry is a graduate of Princeton University, holds a J.D. degree from Columbia University, and is a member of both the Massachusetts and California bar associations.

Carrie A. Geldner. Ms. Geldner was named Senior Vice President - Chief Marketing Officer in January 2012. Previously, she held the positions of Senior Vice President - Marketing from May 2000 to January 2012, Vice President - Marketing from September 1996 to May 2000 and Assistant Vice President - Marketing from December 1995 to September 1996. Prior to joining Tanger, Ms. Geldner was with Prime Retail, L.P. for 4 years where she served as Regional Marketing Director responsible for coordinating and directing marketing for five outlet centers in the southeast region. Previously, Ms. Geldner was Marketing Manager for North Hills, Inc. for five years and also served in the same role for the Edward J. DeBartolo Corp. for two years. Her major responsibilities include managing the Company's marketing department and developing and overseeing implementation of all corporate and field marketing programs. Ms. Geldner is a graduate of East Carolina University.

Lisa J. Morrison. Ms. Morrison was named Senior Vice President - Leasing in August 2004. Previously, she held the positions of Vice President - Leasing from May 2001 to August 2004, Assistant Vice President of Leasing from August 2000 to May 2001 and Director of Leasing from April 1999 until August 2000. Prior to joining the Company, Ms. Morrison was employed by the Taubman Company and Trizec Properties, Inc. where she served as a leasing agent. Previously, she was a marketing coordinator for Mutual Service Corporation. Her major responsibilities include managing the leasing strategies for our operating properties, as well as expansions and new developments. She also oversees the leasing personnel and the merchandising and occupancy for Tanger properties. Ms. Morrison is a graduate of Michigan State University and holds an MA degree, also from Michigan State University.

James F. Williams. Mr. Williams was named Senior Vice President - Controller in February 2006. Mr. Williams joined the Company in September 1993, was named Controller in January 1995 and was also named Assistant Vice President in January 1997 and Vice President in April 2004. Prior to joining the Company, Mr. Williams was the Financial Reporting Manager of Guilford Mills, Inc. from April 1991 to September 1993 and was employed by Arthur Andersen from 1987 to 1991. His major responsibilities include oversight and supervision of the Company's accounting and financial reporting functions. Mr. Williams is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

Virginia R. Summerell. Ms. Summerell was named Senior Vice President - Treasurer and Assistant Secretary of the Company in May 2011. Since joining the Company in August 1992, she has held various positions including Vice President Treasurer, Assistant Secretary and Director of Finance. Her major responsibilities include developing and maintaining banking relationships, oversight of all project and corporate finance transactions, management of treasury systems and the supervision of the Company's credit department. Prior to joining the Company, she served as a Vice President and in other capacities at Bank of America and its predecessors in Real Estate and Corporate Lending for nine years. Ms. Summerell is a graduate of Davidson College and holds an MBA from Wake Forest University.

PART II

Item 5. Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Tanger Factory Outlet Centers, Inc. Market Information

The common shares commenced trading on the New York Stock Exchange on May 28, 1993. The following table sets forth the high and low sales prices of the common shares as reported on the New York Stock Exchange Composite Tape, during the periods indicated.

2011	High	Low	Common Dividends Paid
First Quarter	**$ 27.39**	**$ 24.57**	**$ 0.19375**
Second Quarter	28.05	24.81	0.20000
Third Quarter	**28.99**	**22.38**	**0.20000**
Fourth Quarter	30.15	23.98	0.20000
Year 2011	**$ 30.15**	**$ 22.38**	**$ 0.79375**

2010	High	Low	Common Dividends Paid
First Quarter	**$ 22.64**	**$ 18.40**	**$ 0.19125**
Second Quarter	22.31	18.90	0.19375
Third Quarter	**24.53**	**20.23**	**0.19375**
Fourth Quarter	26.00	23.19	0.19375
Year 2010	**$ 26.00**	**$ 18.40**	**$ 0.77250**

Holders

As of February 1, 2012, there were approximately 495 common shareholders of record.

Dividends

The Company operates in a manner intended to enable it to qualify as a REIT under the Internal Revenue Code, or the Code. A REIT is required to distribute at least 90% of its taxable income to its shareholders each year. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders through the payment of regular quarterly dividends. Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed funds from operations (" FFO"), as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item is set forth in Part III Item 12 of this document.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Act, or the Securities Exchange Act of 1934, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

The following share price performance chart compares our performance to the index of equity REITs prepared by the National Association of Real Estate Investment Trusts ("NAREIT"), and the SNL Shopping Center REIT index prepared by SNL Financial. Equity REITs are defined as those that derive more than 75% of their income from equity investments in real estate assets. The NAREIT equity index includes all tax qualified real estate investment trusts listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market System.

All share price performance assumes an initial investment of $100 at the beginning of the period and assumes the reinvestment of dividends. Share price performance, presented for the five years ended December 31, 2011, is not necessarily indicative of future results.


Tanger Factory Outlet Centers, Inc.
Total Return Performance
Tanger Factory Outlet Centers, Inc.
NAREIT All Equity REIT Index
SNL REIT Retail Shopping Ctr
Index Value
200
150
100
50
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Index	Period Ended 12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Tanger Factory Outlet Centers, Inc.	100.00	100.09	104.07	112.67	153.28	180.81
NAREIT All Equity REIT Index	100.00	84.31	52.50	67.20	85.98	93.10
SNL REIT Retail Shopping Ctr Index	100.00	82.33	49.57	48.93	63.52	61.70

Tanger Properties Limited Partnership Market Information

There is no established public trading market for the Operating Partnership's common units. As of December 31, 2011, the Company's wholly-owned subsidiaries, Tanger GP Trust and Tanger LP Trust, owned 21,681,914 units of the Operating Partnership and the Family Limited Partners collectively owned 2,872,973 units as limited partners. We made distributions per common unit during 2011 and 2010 as follows:

	2011	2010
First Quarter	$ 0.775	$ 0.765
Second Quarter	0.800	0.775
Third Quarter	0.800	0.775
Fourth Quarter	0.800	0.775
	$ 3.175	$ 3.090

Item 6. Selected Financial Data (Tanger Factory Outlet Centers, Inc.)

The following data should be read in conjunction with our consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K.

	2011	2010	2009	2008	2007
	(in thousands, except per share and center data)				
OPERATING DATA					
Total revenues	$ 315,223	$ 276,303	$ 270,595	$ 243,793	$ 226,792
Operating income	**97,936**	**79,631**	**69,940**	**78,764**	**71,135**
Income from continuing operations	50,989	38,342	72,709	29,581	30,008
Net income	**50,989**	**38,244**	**67,495**	**29,718**	**30,556**
SHARE DATA					
Basic:					
Income from continuing operations	$ 0.53	$ 0.32	$ 0.78	$ 0.31	$ 0.32
Net income available to common shareholders	**$ 0.53**	**$ 0.32**	**$ 0.72**	**$ 0.31**	**$ 0.33**
Weighted average common shares	83,000	80,187	71,832	62,169	61,642
Diluted:					
Income from continuing operations	$ 0.52	$ 0.32	$ 0.78	$ 0.31	$ 0.31
Net income available to common shareholders	**$ 0.52**	**$ 0.32**	**$ 0.72**	**$ 0.31**	**$ 0.32**
Weighted average common shares	84,129	80,390	72,024	62,442	63,026
Common dividends paid	**$ 0.7938**	**$ 0.7725**	**$ 0.7638**	**$ 0.7500**	**$ 0.7100**
BALANCE SHEET DATA					
Real estate assets, before depreciation	**$ 1,916,045**	**$ 1,576,214**	**$ 1,507,870**	**$ 1,399,755**	**$ 1,287,241**
Total assets	1,621,815	1,216,934	1,178,861	1,121,925	1,060,148
Debt	**1,025,542**	**714,616**	**584,611**	**786,863**	**695,002**
Total shareholders' equity	528,432	421,895	521,063	265,903	294,148
CASH FLOW DATA					
Cash flows provided by (used in):					
Operating activities	**$ 135,994**	**$ 118,500**	**$ 127,297**	**$ 96,970**	**$ 98,588**
Investing activities	$ (361,076)	$ (86,853)	$ (76,228)	$ (133,483)	$ (84,803)
Financing activities	**$ 227,218**	**$ (29,156)**	**$ (52,779)**	**$ 39,078**	**$ (19,826)**
OTHER DATA					
Gross Leasable Area Open:					
Consolidated	10,724	9,190	9,216	8,820	8,398
Partially-owned (unconsolidated)	**1,110**	**948**	**950**	**1,352**	**667**
Number of outlet centers:					
Consolidated	36	31	31	30	29
Partially-owned (unconsolidated)	**3**	**2**	**2**	**3**	**2**

(1) For the year ended December 31, 2010, income from continuing operations and net income include a loss on termination of derivatives of $6.1 million.

(2) For the year ended December 31, 2009, income from continuing operations and net income include a $10.5 million gain on early extinguishment of debt from an exchange offer of common shares for convertible debt; a $31.5 million gain on acquisition of previously held unconsolidated joint venture interest and a $5.2 million impairment charge related to a property held and used in the year the charge was taken.

(3) For the year ended December 31, 2008, income from continuing operations and net income include a loss on termination of derivatives of $8.9 million.

Item 6. Selected Financial Data (Tanger Properties Limited Partnership)

The following data should be read in conjunction with our consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K.

	2011	2010	2009	2008	2007
	(in thousands, except per unit and center data)				
OPERATING DATA					
Total revenues	$ 315,223	$ 276,303	$ 270,595	$ 243,793	$ 226,792
Operating income	**97,936**	**79,631**	**69,940**	**78,764**	**71,135**
Income from continuing operations	50,989	38,342	72,709	29,581	30,008
Net income	**50,989**	**38,244**	**67,495**	**29,718**	**30,556**
UNIT DATA					
Basic:					
Income from continuing operations	$ 2.12	$ 1.29	$ 3.16	$ 1.25	$ 1.29
Net income available to common unitholders	**$ 2.12**	**$ 1.29**	**$ 2.91**	**$ 1.26**	**$ 1.32**
Weighted average common units	23,723	23,080	20,991	18,575	18,444
Diluted:					
Income from continuing operations	$ 2.10	$ 1.29	$ 3.15	$ 1.25	$ 1.27
Net income available to common unitholders	**$ 2.10**	**$ 1.29**	**$ 2.91**	**$ 1.25**	**$ 1.29**
Weighted average common units	24,005	23,131	21,039	18,644	18,790
Common distributions paid	**$ 3.18**	**$ 3.09**	**$ 3.06**	**$ 3.00**	**$ 2.84**
BALANCE SHEET DATA					
Real estate assets, before depreciation	**$ 1,916,045**	**$ 1,576,214**	**$ 1,507,870**	**$ 1,399,755**	**$ 1,287,241**
Total assets	1,621,463	1,216,476	1,178,500	1,121,639	1,059,846
Debt	**1,025,542**	**714,616**	**584,611**	**786,863**	**695,002**
Total equity	528,432	421,895	521,063	265,903	294,148
CASH FLOW DATA					
Cash flows provided by (used in):					
Operating activities	**$ 136,053**	**$ 118,466**	**$ 127,269**	**$ 96,964**	**$ 98,609**
Investing activities	$ (361,076)	$ (86,853)	$ (76,228)	$ (133,483)	$ (84,803)
Financing activities	**$ 227,218**	**$ (29,156)**	**$ (52,779)**	**$ 39,078**	**$ (19,826)**
OTHER DATA					
Gross Leasable Area Open:					
Consolidated	10,724	9,190	9,216	8,820	8,398
Partially-owned (unconsolidated)	**1,110**	**948**	**950**	**1,352**	**667**
Number of outlet centers:					
Consolidated	36	31	31	30	29
Partially-owned (unconsolidated)	**3**	**2**	**2**	**3**	**2**

(1) For the year ended December 31, 2010, income from continuing operations and net income include a loss on termination of derivatives of $6.1 million.

(2) For the year ended December 31, 2009, income from continuing operations and net income include a $10.5 million gain on early extinguishment of debt from an exchange offer of common shares for convertible debt; a $31.5 million gain on acquisition of previously held unconsolidated joint venture interest and a $5.2 million impairment charge related to a property held and used in the year the charge was taken.

(3) For the year ended December 31, 2008, income from continuing operations and net income include a loss on termination of derivatives of $8.9 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements

Certain statements made in Item 1 - Business and this Management's Discussion and Analysis of Financial Condition and Results of Operations below are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, beliefs and expectations, are generally identifiable by use of the words 'believe', 'expect', 'intend', 'anticipate', 'estimate', 'project', or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth under Item 1A - Risk Factors.

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations.

General Overview

At December 31, 2011 and 2010, we had 36 consolidated outlet centers in 24 states totaling 10.7 million square feet. The table below details our development and acquisition activities that significantly impacted our results of operations and liquidity during 2011.

Center	Date Acquired/Open	Purchase Price (in millions)	Square Feet (in thousands)	Centers	States
As of December 31, 2010			9,190	31	21
Redevelopments:					
Hilton Head I, SC	March 31, 2011		177	1	—
Acquisitions:					
Jeffersonville, OH	June 28, 2011	$ 134.0	410	1	1
Atlantic City, NJ and Ocean City, MD [1]	July 15, 2011	$ 200.3	689	2	2
Hershey, PA [2]	September 30, 2011	$ 49.8	247	1	—
Other			11	—	—
As of December 31, 2011			10,724	36	24

(1) Substantially all of the economic interests in Phase I & II of Atlantic City Outlets The Walk and Ocean City were purchased on July 15, 2011, and substantially all of the economic interest in Phase III if Atlantic City Outlets The Walk was purchased on November 1, 2011.

(2) Excludes a $6.2 million loan to the noncontrolling interest holder collateralized by their ownership interest in the property.

Leasing Activity

The following table provides information for our consolidated outlet centers regarding space re-leased or renewed during the years ended December 31, 2011 and 2010, respectively:

2011						
	# of Leases	Square Feet	Average Annual Straight-line Rent (psf)	Average Tenant Allowance (psf)	Average Initial Term (in years)	Net Average Annual Straight-line Rent (psf) (1)
Re-tenant	156	548,000	$ 28.24	$ 33.79	8.17	$ 24.10
Renewal	**307**	**1,459,000**	**$ 20.54**	**$ 1.33**	**4.57**	**$ 20.25**

2010						
	# of Leases	Square Feet	Average Annual Straight-line Rent (psf)	Average Tenant Allowance (psf)	Average Initial Term (in years)	Net Average Annual Straight-line Rent (psf) (1)
Re-tenant	126	432,000	$ 24.18	$ 28.82	7.39	$ 20.28
Renewal	**290**	**1,217,000**	**$ 19.65**	**$ 0.03**	**4.19**	**$ 19.64**

(1) Net average straight-line rent is calculated by dividing the average tenant allowance costs per square foot by the average initial term and subtracting this calculated number from the average straight-line rent per year amount. The average annaul straight-line rent disclosed in the table above includes all concessions, abatements and reimbursements of rent to tenants.

Results of Operations

2011 Compared to 2010

NET INCOME

Net income increased approximately $12.7 million in the 2011 period to $51.0 million as compared to $38.2 million for the 2010 period. The increase in net income was a result of a $38.9 million increase in operating revenues partially offset by a $15.4 million increase in operating expenses, $11.3 million in higher interest costs, $6.0 million in higher depreciation and amortization amounts and $1.1 million in higher losses on unconsolidated joint ventures. In addition, $6.7 million of losses on debt extinguishment and termination of derivatives were recorded during the 2010 period compared to no losses on debt extinguishment for the 2011 period.

BASE RENTALS

Base rentals increased $28.7 million, or 16%, in the 2011 period compared to the 2010 period. The following table sets forth the changes in various components of base rentals (in thousands):

	2011	2010	Increase/ (Decrease)
Existing property base rentals	**$ 183,662**	**$ 175,165**	**$ 8,497**
Base rentals from new developments	9,418	2,153	7,265
Base rentals from acquisitions	**13,352**	**—**	**13,352**
Termination fees	508	907	(399)
Amortization of net above and below market rent adjustments	**697**	**751**	**(54)**
	$ 207,637	$ 178,976	$ 28,661

Base rental income generated from existing properties in our portfolio increased due to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant spaces.

During the fourth quarter of 2010, we opened a 319,000 square foot outlet center in Mebane, NC. During the first quarter of 2011, we completed the redevelopment and opened our 177,000 square foot outlet center in Hilton Head I, SC and throughout 2011 acquired a total of four outlet centers adding approximately 1.3 million square feet of to our consolidated outlet center portfolio.

At December 31, 2011, the net asset representing the amount of unrecognized, combined above and below market lease values, recorded as a part of the purchase price of acquired properties, totaled approximately $4.4 million. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off and could materially impact our net income positively or negatively.

PERCENTAGE RENTALS

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels, increased $1.2 million, or 15%, in the 2011 period compared to the 2010 period. The following table sets forth the changes in various components of percentage rentals (in thousands):

	2011	2010	Increase/ (Decrease)
Existing property percentage rentals	**$ 8,022**	**$ 7,884**	**$ 138**
Percentage rentals from new developments	539	30	509
Percentage rentals from acquisitions	**523**	**—**	**523**
	$ 9,084	$ 7,914	$ 1,170

Percentage rentals generated from existing properties in our portfolio increased 1.8% in the 2011 period compared to the 2010 period. Reported tenant comparable sales for our consolidated properties for the rolling twelve months ended December 31, 2011 increased 3.5% to $366 per square foot. Reported tenant comparable sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. In addition, percentage rentals increased in the 2011 period compared to the 2010 period primarily as a result of the additional centers added to the portfolio during 2011, as well as the full year effect of the Mebane, NC outlet center which opened in November 1, 2010.

EXPENSE REIMBURSEMENTS

Expense reimbursements increased $9.0 million, or 11%, in the 2011 period as compared to the 2010 period. The following table sets forth the changes in various components of expense reimbursements (in thousands):

	2011	2010	Increase/ (Decrease)
Existing property expense reimbursements	**$ 81,297**	**$ 79,051**	**$ 2,246**
Expense reimbursements from new developments	3,675	1,126	2,549
Expense reimbursements from acquisitions	**4,397**	**—**	**4,397**
Termination fees allocated to expense reimbursements	251	450	(199)
	$ 89,620	**$ 80,627**	**$ 8,993**

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses, generally fluctuate consistently with the reimbursable property operating expenses to which they relate. Existing property expense reimbursements increased in the 2011 period compared to the 2010 period as a result of an increase in the portfolio's overall occupancy rate as well an increase in the number of leases executed which require reimbursement of operating expenses.

PROPERTY OPERATING EXPENSES

Property operating expenses increased $7.3 million, or 8%, in the 2011 period as compared to the 2010 period. The following table sets forth the changes in various components of property operating expenses (in thousands):

	2011	2010	Increase/ (Decrease)
Existing property operating expenses	$ 90,394	$ 89,942	$ 452
Property operating expenses from new developments	4,286	2,257	2,029
Property operating expenses from acquisitions	5,566	—	5,566
Demolition costs related to the redevelopment of Hilton Head I, SC outlet center	—	699	(699)
	$ 100,246	$ 92,898	$ 7,348

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased $5.6 million, or 23%, in the 2011 period as compared to the 2010 period. This increase was primarily due to additional share-based compensation expense related to the 2011 restricted share grant to directors and certain officers of the Company and organizational costs related to the formation of additional unconsolidated joint ventures. Also, the 2011 period included higher payroll related expenses on a comparative basis to the 2010 period due to the addition of new employees throughout 2011, including the positions of Executive Vice President - Chief Operating Officer and Executive Vice President - General Counsel.

ACQUISITION COSTS

The 2011 period includes costs related to the acquisition of the properties described above in "General Overview".

IMPAIRMENT CHARGES

In 2005 we sold an outlet center located in Seymour, Indiana. We retained various outparcels of land at the development site, some of which we had sold in recent years. In February 2010, our Board of Directors approved the sale of the remaining parcels of land in Seymour, IN. As a result of this Board approval and an approved plan to actively market the land, we accounted for the land as "held for sale" and recorded a non-cash impairment charge of approximately $735,000 in the 2010 period in our consolidated statement of operations which equaled the excess of the carrying amount of the land over its current fair value. We determined the estimated fair value using a market approach considering offers that we obtained for all the various parcels less estimated closing costs.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $6.0 million, or 8%, in the 2011 period as compared to the 2010 period. The following table sets forth the changes in various components of depreciation and amortization (in thousands):

	2011	2010	Increase/ (Decrease)
Existing property depreciation and amortization	$ 67,708	$ 68,350	$ (642)
Depreciation and amortization from new developments	4,242	388	3,854
Depreciation and amortization from acquisitions	12,065	—	12,065
Accelerated depreciation and amortization related to the redevelopment of the Hilton Head I, SC outlet center	—	9,301	(9,301)
	$ 84,015	$ 78,039	$ 5,976

Depreciation and amortization costs increased in the 2011 period compared to the 2010 period primarily as a result of the additional centers added to the portfolio during 2011. The depreciation and amortization from acquisitions includes the amortization of lease related intangibles recorded as part of the acquisition price of the acquired properties which are amortized over shorter lives. In addition, the 2011 period includes a full year of depreciation and amortization related to the Mebane, NC outlet center which opened in November 2010.

As of March 31, 2010, the previously existing Hilton Head I, SC outlet center was vacant of all tenants in preparation for the demolition and redevelopment of the center. At that point the depreciable assets of the center had been fully depreciated.

INTEREST EXPENSE
Interest expense increased approximately $11.3 million, or 33.0%, in the 2011 period compared to the 2010 period. The primary reason for the increase in interest expense was an increase in the average amount of debt outstanding from approximately $649.6 million for the 2010 period to approximately $870.1 million for the 2011 period. The higher debt levels outstanding were a result of the mortgages assumed as part of the acquisition of four properties, additional funding necessary for the development and acquisition projects described above, the repurchase of 3.0 million preferred shares in December 2010 and other general corporate purposes.

LOSS ON EARLY EXTINGUISHMENT OF DEBT
The 2010 period includes the write-off of approximately $563,000 of unamortized loan origination costs. These assets were written-off due to the repayment of the $235.0 million term loan facility in the 2010 period with a portion of the proceeds from the $300.0 million unsecured bond offering in June 2010.

LOSS ON TERMINATION OF DERIVATIVES
During the second quarter of 2010, we terminated two interest rate swap agreements with a total notional amount of $235.0 million originally entered into in 2008 for the purpose of fixing the LIBOR based interest rate on the $235.0 million term loan facility originally completed in June 2008. We paid approximately $6.1 million to terminate the two interest rate swap agreements. The agreements were terminated because the underlying debt for the derivative transaction was repaid with a portion of the proceeds from the $300.0 million bond offering mentioned above.

EQUITY IN LOSSES OF UNCONSOLIDATED JOINT VENTURES
Equity in losses of unconsolidated joint ventures increased approximately $1.1 million, or 237.3%, in the 2011 period compared to the 2010 period. Losses were higher in the 2011 period due to the increase in interest rates upon the refinancing for the Deer Park mortgage and mezzanine loans. Even though the loans were refinanced in December 2011, the interest rate increase was effective as of May 2011 when the original loan terms expired. In addition, in December 2011 Deer Park Warehouse recorded an impairment charge of approximately $900,000, of which our one-third share is $300,000, to lower the basis of the warehouse to its estimated fair market value. The 2010 period included no impairment charges for any unconsolidated joint ventures.

DISCONTINUED OPERATIONS
In May 2010, the Company's Board of Directors approved the plan for our management to sell our Commerce I, Georgia center. The facts and circumstances of the plan met the accounting requirements to classify the results of operations of the center as discontinued operations for the 2010 period. In the 2010 period the majority of the Commerce I, GA center was sold. During the third quarter of 2010, we recorded an impairment of approximately $111,000 to lower the basis of the remaining portion of the center to its approximate fair value. The remaining portion of the center was sold during the first quarter of 2011, however, the 2011 period did not include any discontinued operations.

2010 Compared to 2009

NET INCOME
Net income decreased approximately $29.3 million in the 2010 period to $38.3 million as compared to $67.5 million for the 2009 period. The 2009 period included a gain on fair value measurement of previously held interest in acquired joint venture of $31.5 million and a $10.5 million gain on debt extinguishment compared to $6.7 million of losses on debt extinguishment and termination of derivatives in the 2010 period. Net income was affected by an increase of $5.7 million in operating revenues, a $2.8 million decrease in operating expenses, a $1.9 million decrease in depreciation and amortization and a $3.6 million decrease in interest expense.

BASE RENTALS

Base rentals increased $4.9 million, or 3%, in the 2010 period compared to the 2009 period. The following table sets forth the changes in various components of base rentals from 2009 to 2010 (in thousands):

	2010	2009	Increase/ (Decrease)
Existing property base rentals	$ 175,165	$ 170,313	$ 4,852
Base rentals from new developments	2,153	2,088	65
Termination fees	907	1,096	(189)
Amortization of net above and below market rent adjustments	751	549	202
	$ 178,976	$ 174,046	$ 4,930

Base rental income generated from existing properties in our portfolio increased due to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant space.

In November 2010, we opened our new outlet center in Mebane, NC and during the second quarter of 2009 opened an additional expansion phase at our Commerce II, GA outlet center.

During the second quarter of 2010, we completed the demolition of one of our two centers in Hilton Head, SC comprising approximately 162,000 square feet. The redevelopment of this site began during the second quarter of 2010 with the opening of a new 177,000 square foot outlet center during the first quarter of 2011. Base rentals related to the demolished center of $400,000 and $1.8 million for the years ended 2010 and 2009, respectively are included in the "Base rentals from new developments" line item above.

Also, included in base rentals is the amortization from the value of the above and below market leases recorded as a result of our property acquisitions as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. At December 31, 2010, the net liability representing the amount of unrecognized combined above and below market lease values totaled approximately $1.5 million. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off and could materially impact our net income positively or negatively.

PERCENTAGE RENTALS

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels, increased $1.1 million, or 16% from the 2009 period to the 2010 period. The increase in percentage rentals are directly related to the strength of our tenants' sales. Reported tenant comparable sales for our wholly owned properties for the year ended December 31, 2010 increased 6.6% to $354 per square foot. Reported tenant comparable sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period.

EXPENSE REIMBURSEMENTS

Expense reimbursements increased $2.1 million, or 3%, in the 2010 period compared to the 2009 period. The following table sets forth the changes in various components of expense reimbursements from 2009 to 2010 (in thousands):

	2010	2009	Increase/ (Decrease)
Existing property expense reimbursements	$ 78,916	$ 77,076	$ 1,840
Expense reimbursements from new developments	1,261	1,000	261
Termination fees allocated to expense reimbursements	450	424	26
	$ 80,627	$ 78,500	$ 2,127

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses, generally fluctuate consistently with the reimbursable property operating expenses to which they relate.

In November 2010, we opened our new outlet center in Mebane, NC and during the second quarter of 2009 opened an additional expansion phase at our Commerce II, GA outlet center.

Expense reimbursements from the redevelopment of Hilton Head I, SC center of $115,000 and $918,000 for the years ended 2010 and 2009, respectively, are included in the "Expense reimbursements from new developments" line item above.

OTHER INCOME

Other income decreased $2.5 million, or 22%, in the 2010 period as compared to the 2009 period due primarily to the $3.3 million gain on the sale of a land outparcel at our Washington, Pennsylvania outlet center in August 2009. This decrease was partially offset by the incremental other income generated from the opening of the outlet center in Mebane, NC in November 2010 and an increase in Tanger Club memberships and other vending categories.

PROPERTY OPERATING EXPENSES

Property operating expenses increased $5.6 million, or 6%, in the 2010 period compared to the 2009 period. The following table sets forth the changes in various components of property operating expenses from 2009 to 2010 thousands):

	2010	2009	Increase/ (Decrease)
Existing property operating expenses	**$ 89,942**	**$ 87,338**	**$ 2,604**
Property operating expenses from new developments	2,257	—	2,257
Demolition costs related to the redevelopment of Hilton Head I, SC center	**699**	**—**	**699**
	$ 92,898	$ 87,338	$ 5,560

The increase in existing property operating expenses is primarily due to increases in snow removal in 2010 due to extreme winter weather in December in the eastern portion of the United States and normal annual increases associated with operating mall offices throughout our portfolio.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses decreased $8.0 million, or 25%, in the 2010 period as compared to the 2009 period. Effective September 1, 2009, Stanley K. Tanger, founder of the Company, retired as an employee of the Company. His severance, totaling $10.3 million, consisted of a cash payment of $3.4 million and $6.9 million of share-based compensation from the accelerated vesting of restricted common shares. Excluding this severance, general and administrative expenses increased $2.3 million primarily as a result of additional share-based compensation expense related to the 2010 notional unit plan and increases in other professional and legal fees.

DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation and amortization decreased $1.9 million, or 2%, in the 2010 period compared to the 2009 period. The majority of the decrease is due to lower levels of intangible lease cost amortization from acquired outlet centers in 2003, 2005 and 2009. These decreases were partially offset by additional depreciation and amortization of approximately $9.0 million and $6.3 million recognized during the 2010 and 2009 periods, respectively, related to the demolition and redevelopment plan at our Hilton Head I, SC center.

IMPAIRMENT CHARGE

In 2005 we sold our outlet center located in Seymour, IN, but retained various outparcels of land at the development site, some of which we had sold in recent years. In February 2010, our Board of Directors approved the sale of the remaining parcels of land in Seymour, IN. As a result of this Board approval and an approved plan to actively market the land for sale, we accounted for the land as "held for sale" and recorded a non-cash impairment charge of approximately $735,000 in our consolidated statements of operations which equaled the excess of the carrying amount of the land over its fair value at that time. We determined the estimated fair value using a market approach considering offers that we had obtained for all the various parcels less estimated closing costs.

INTEREST EXPENSE

Interest expense decreased $3.6 million, or 9%, in the 2010 period compared to the 2009 period. This decrease was due to the significant reduction in the average amount of debt outstanding through an exchange offering in May 2009 and a common share offering in August 2009. These two equity transactions in essence retired approximately $259.1 million of outstanding debt.

GAIN (LOSS) ON EARLY EXTINGUISHMENT OF DEBT

The 2010 period includes the write-off of approximately $563,000 of unamortized loan origination costs. These assets were written-off due to the repayment of the $235.0 million term loan facility in the 2010 period with a portion of the proceeds from the 2020 Notes. In May 2009, senior exchangeable notes of the Operating Partnership in the principal amount of $142.3 million and a carrying amount of $135.3 million were exchanged for common shares of the Company, representing approximately 95.2% of the total senior exchangeable notes outstanding prior to the exchange offer. In the aggregate, the exchange offer resulted in the issuance of approximately 9.7 million common shares and the payment of approximately $1.2 million in cash for accrued and unpaid interest and in lieu of fractional shares. Following settlement of the exchange offer, senior exchangeable notes in the principal amount of approximately $7.2 million remained outstanding. In connection with the exchange offering, we recognized in income from continuing operations and net income a gain on early extinguishment of debt in the amount of $10.5 million.

LOSS ON TERMINATION OF DERIVATIVES

During the second quarter of 2010, we terminated two interest rate swap agreements with a total notional amount of $235.0 million. These agreements were originally entered into in 2008 for the purpose of fixing the LIBOR based interest rate on the $235.0 million term loan facility originally completed in June 2008. We paid approximately $6.1 million to terminate the two interest rate swap agreements. The agreements were terminated because the underlying debt for the derivative transaction was repaid with a portion of the proceeds from the 2020 Notes.

Prior to when they were terminated, the swaps were designated as cash flow hedges. Unrealized gains and losses related to the effective portion of the swaps were recognized in other comprehensive income. Because the swaps were highly effective, the amount included in accumulated other comprehensive income when the swaps were terminated was equal to the amount recorded as a liability on the balance sheet. The contemporaneous termination of the swaps and the related debt caused the amounts in accumulated other comprehensive income to be reclassified to earnings. Additionally, a payment of $6.1 million, which was considered to be an investing activity in the statement of cash flows, was made to relieve the obligation that was recorded as a liability.

GAIN ON FAIR VALUE MEASUREMENT OF PREVIOUSLY HELD INTEREST IN ACQUIRED JOINT VENTURE

On January 5, 2009, we purchased the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture for a cash price of $32.0 million and the assumption of the existing mortgage loan of $35.8 million. The acquisition was funded by amounts available under our unsecured lines of credit. We had owned a 50% interest in the Myrtle Beach Hwy 17 joint venture since its formation in 2001 and accounted for it under the equity method. The joint venture is now 100% owned by us and has been consolidated since January 2009. The acquisition was accounted for under the new guidance for acquisitions which was effective January 1, 2009. Under this guidance, we recorded a gain of $31.5 million which represented the difference between the fair market value of our previously owned interest and its cost basis.

EQUITY IN LOSSES OF UNCONSOLIDATED JOINT VENTURES

Equity in losses of unconsolidated joint ventures decreased by $1.0 million, or 69%, in the 2010 period compared to the 2009 period. The improvement is due to the natural expiration of $170.0 million of interest rate swaps at the Deer Park joint venture in June 2009. The expiration of these swaps enabled the joint venture to incur interest at a variable rate based on a LIBOR index that is currently at historically low levels. The decrease was offset slightly by higher interest rate levels at our Wisconsin Dells joint venture which refinanced its $24.8 million mortgage loan in December 2009. The new mortgage included a credit spread over the LIBOR rate of 3.00% compared to a credit spread of 1.30% in the expiring mortgage.

DISCONTINUED OPERATIONS

In May 2010, the Company's Board of Directors approved a plan for our management to sell our Commerce I, Georgia center. The facts and circumstances of the plan met the accounting requirements to classify the results of operations of the center as discontinued operations. The majority of the center was sold in July 2010. The remaining portion of the center was sold during the first quarter of 2011. During the third quarter of 2010, we recorded an impairment of approximately $111,000 to lower the basis of the remaining portion of the center to its approximate fair value based on the actual sales contracts related to the center. In the 2009 period, we recorded an impairment charge for the Commerce I, GA property of $5.2 million which equaled the excess of the property's carrying value over its estimated fair value at that time.

Liquidity and Capital Resources of the Company

In this "Liquidity and Capital Resources of the Company" section, the term, the Company, refers only to Tanger Factory Outlet Centers, Inc. on an unconsolidated basis, excluding the Operating Partnership.

The Company's business is operated primarily through the Operating Partnership. The Company issues public equity from time to time, but does not otherwise generate any capital itself or conduct any business itself, other than incurring certain expenses in operating as a public company, which are fully reimbursed by the Operating Partnership. The Company does not hold any indebtedness, and its only material asset is its ownership of partnership interests of the Operating Partnership. The Company's principal funding requirement is the payment of dividends on its common shares. The Company's principal source of funding for its dividend payments is distributions it receives from the Operating Partnership.

Through its ownership of the sole general partner of the Operating Partnership, the Company has the full, exclusive and complete responsibility for the Operating Partnership's day-to-day management and control. The Company causes the Operating Partnership to distribute all, or such portion as the Company may in its discretion determine, of its available cash in the manner provided in the Operating Partnership's partnership agreement. The Company receives proceeds from equity issuances from time to time, but is required by the Operating Partnership's partnership agreement to contribute the proceeds from its equity issuances to the Operating Partnership in exchange for partnership units of the Operating Partnership.

The Company is a well-known seasoned issuer with a shelf registration which expires in July 2012 that allows the Company to register unspecified, various classes of equity securities and the Operating Partnership to register unspecified, various classes of debt securities. As circumstances warrant, the Company may issue equity from time to time on an opportunistic basis, dependent upon market conditions and available pricing. The Operating Partnership may use the proceeds to repay debt, including borrowings under its lines of credit, develop new or existing properties, to make acquisitions of properties or portfolios of properties, to invest in existing or newly created joint ventures or for general corporate purposes.

The liquidity of the Company is dependent on the Operating Partnership's ability to make sufficient distributions to the Company. The Company also guarantees some of the Operating Partnership's debt. If the Operating Partnership fails to fulfill its debt requirements, which trigger the Company's guarantee obligations, then the Company may be required to fulfill its cash payment commitments under such guarantees. However, the Company's only material asset is its investment in the Operating Partnership.

The Company believes the Operating Partnership's sources of working capital, specifically its cash flow from operations, and borrowings available under its unsecured credit facilities, are adequate for it to make its distribution payments to the Company and, in turn, for the Company to make its dividend payments to its shareholders. However, there can be no assurance that the Operating Partnership's sources of capital will continue to be available at all or in amounts sufficient to meet its needs, including its ability to make distribution payments to the Company. The unavailability of capital could adversely affect the Operating Partnership's ability to pay its distributions to the Company, which will in turn, adversely affect the Company's ability to pay cash dividends to its shareholders.

For the Company to maintain its qualification as a real estate investment trust, it must pay dividends to its shareholders aggregating annually at least 90% of its taxable income. While historically the Company has satisfied this distribution requirement by making cash distributions to its shareholders, it may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, the Company's own shares. Based on our 2011 taxable income to shareholders, we were required to distribute approximately $54.7 million to our shareholders in order to maintain our REIT status as described above. We distributed approximately $65.8 million to shareholders which significantly exceeds our required distributions. If events were to occur that would cause our dividend to be reduced, we believe we still have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

As a result of this distribution requirement, the Operating Partnership cannot rely on retained earnings to fund its on-going operations to the same extent that other companies whose parent companies are not real estate investment trusts can. The Company may need to continue to raise capital in the equity markets to fund the Operating Partnership's working capital needs, as well as potential developments of new or existing properties, acquisitions or investments in existing or newly created joint ventures.

As the sole owner of the general partner with control of the Operating Partnership, the Company consolidates the Operating Partnership for financial reporting purposes. The Company does not have significant assets other than its investment in the Operating Partnership. Therefore, the assets and liabilities and the revenues and expenses of the Company and the Operating Partnership are the same on their respective financial statements, except for immaterial differences related to cash, other assets and accrued liabilities that arise from public company expenses paid by the Company. However, all debt is held directly or indirectly at the Operating Partnership level, and the Company has guaranteed some of the Operating Partnership's unsecured debt as discussed below. Because the Company consolidates the Operating Partnership, the section entitled "Liquidity and Capital Resources of the Operating Partnership" should be read in conjunction with this section to understand the liquidity and capital resources of the Company on a consolidated basis and how the Company is operated as a whole.

Liquidity and Capital Resources of the Operating Partnership

General Overview

In this "Liquidity and Capital Resources of the Operating Partnership" section, the terms "we", "our" and "us" refer to the Operating Partnership or the Operating Partnership and the Company together, as the text requires.

Property rental income represents our primary source to pay property operating expenses, debt service, capital expenditures and distributions, excluding non-recurring capital expenditures and acquisitions. To the extent that our cash flow from operating activities is insufficient to cover such non-recurring capital expenditures and acquisitions, we finance such activities from borrowings under our unsecured lines of credit or from the proceeds from the Operating Partnership's debt offerings and the Company's equity offerings.

We believe we achieve a strong and flexible financial position by attempting to: (1) maintain a conservative leverage position relative to our portfolio when pursuing new development, expansion and acquisition opportunities, (2) extend and sequence debt maturities, (3) manage our interest rate risk through a proper mix of fixed and variable rate debt, (4) maintain access to liquidity by using our lines of credit in a conservative manner and (5) preserve internally generated sources of capital by strategically divesting of our underperforming assets and maintaining a conservative distribution payout ratio. We manage our capital structure to reflect a long-term investment approach and utilize multiple sources of capital to meet our requirements.

Statements of Cash Flows

The following table sets forth our changes in cash flows from 2011 and 2010 (in thousands):

	2011	2010	Change
Net cash provided by operating activities	**$ 136,053**	**$ 118,466**	**$ 17,587**
Net cash used in investing activities	(361,076)	(86,853)	(274,223)
Net cash provided by (used in) financing activities	**227,218**	**(29,156)**	**256,374**
Net increase in cash and cash equivalents	$ 2,195	$ 2,457	$ (262)

Operating Activities

Property rental income represents our primary source of net cash provided by operating activities. Rental and occupancy rates are the primary factors that influence property rental income levels. Cash flows provided by operating activities increased in the 2011 period compared to the 2010 period due to incremental cash flow provided by the re-opening of the Hilton Head I, SC outlet center and the outlet centers acquired during 2011. In addition, the Mebane, NC outlet center was open for a full year in 2011 compared with two months in the 2010 period. In addition, base rental income generated from existing properties in our portfolio increased due to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant spaces.

Investing Activities

Cash flow used in investing activities was higher in the 2011 period mainly due to the $266.2 million expended for the acquisition of four outlet centers as well as an increase of $25.3 million in additions to unconsolidated joint ventures offset by a $6.1 million cash payment in the 2010 period to terminate certain derivative agreements.

Financing Activities

The following is a summary of the 2011 and 2010 financing transactions:

2011 Transactions

In July 2011, the Company raised approximately $117.4 million in cash through the issuance of 4.6 million common shares. The net proceeds from the offering were contributed to the Operating Partnership in exchange for 13,000 general partnership common units and 1,137,000 limited partnership common units.

In August 2011, the remaining outstanding $7.2 million of our senior exchangeable notes were exchanged and 136,360 Company common shares were issued to note holders in addition to the principal repayments.

2010 Transactions

In June 2010, the Operating Partnership issued $300.0 million of 6.125% senior notes due 2020 at a price of 99.310%.

In December 2010, the Company completed the redemption of all of its outstanding 7.5% Class C Cumulative Preferred Shares for a total redemption price of $25.198 per share.

Current Development Activities

We intend to continue to grow our portfolio by developing, expanding or acquiring additional outlet centers. In the section below, we describe the new developments that are either currently planned, underway or recently completed. However, you should note that any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive net income or FFO. See the section "Funds From Operations" in the Management's Discussion and Analysis section for further discussion of FFO. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in an increase in liquidity, net income or funds from operations.

Redevelopments at Existing Centers

During the first quarter of 2011, we completed the redevelopment of our Hilton Head I, SC outlet center and celebrated a grand re-opening on March 31, 2011. As of December 31, 2011, the 177,000 square foot center was 98% occupied. In addition, the property features four pad sites, three of which were leased as of December 31, 2011.

Unconsolidated Joint Venture Developments

We have formed joint venture arrangements to develop outlet centers that are currently in various stages of development in several markets. See "Off-Balance Sheet Arrangements" for a discussion of unconsolidated joint venture development activities.

Other Potential Future Developments

As of the date of this filing, we are in the initial study period of other potential developments, including sites located in Scottsdale, AZ, as well as Halton Hills and Ottawa, Ontario. The Ontario sites, if developed, will be undertaken by our Canadian Joint Venture with our RioCan partner (see discussion under the caption "RioCan Canadian Joint Venture" in the section title "Off-Balance Sheet Arrangements"). We may also use joint venture arrangements to develop other potential sites in the United States. There can be no assurance that any of these sites will be ultimately developed.

In the case of projects to be wholly-owned by us, we expect to fund these projects from amounts available under our unsecured lines of credit, but may also fund with capital from additional public debt and equity offerings. For projects to be developed through joint venture arrangements, we typically use collateralized construction loans to fund a portion of the project, with our share of the equity requirements funded from sources previously described.

Financing Arrangements

As of December 31, 2011, 89% of our outstanding debt represented unsecured borrowings and 90% of the gross book value of our real estate portfolio was unencumbered. We maintain unsecured lines of credit that provide for borrowings of up to $520.0 million. The unsecured lines of credit have an expiration date of November 10, 2015 with an option for a one year extension.

2012 TRANSACTIONS

$250.0 Million Unsecured Term Loan

In February 2012, the Operating Partnership closed on a seven-year $250.0 million unsecured term loan. The term loan will be interest only, matures in the first quarter of 2019 and is pre-payable without penalty beginning in the first quarter of 2015. Based on our current credit ratings, the new loan has an initial interest rate of LIBOR + 1.80%. We used the net proceeds of the term loan to reduce the outstanding balances on our $520.0 million unsecured lines of credit.

2011 TRANSACTIONS

$150.0 Million Senior Unsecured Bridge Loan

In June 2011, the Operating Partnership closed on a $150.0 million senior unsecured bridge loan at an interest rate of LIBOR + 1.60% and used the proceeds from the loan to fund the acquisition of the Jeffersonville, OH outlet center. In November 2011, the Operating Partnership repaid this bridge loan in conjunction with the recast of its unsecured lines of credit, as discussed below.

4.6 Million Common Share Offering

In July 2011, the Company completed a public offering of 4.6 million common shares at a price of $25.662 per share. The net proceeds to the Company from the offering, after deducting estimated offering expenses, were approximately $117.4 million. Net proceeds from the offering were contributed to the Operating Partnership in exchange for 13,000 general partnership common units and 1,137,000 limited partnership common units. The Operating Partnership used the net proceeds from the offering to repay borrowings under its unsecured lines of credit and for general corporate purposes.

Assumption of Mortgages Payable

In association with the acquisitions disclosed in the "General Overview", the Operating Partnership assumed mortgage debt in the amount of $112.7 million, including total fair value premiums of $7.8 million.

Increase In Unsecured Lines of Credit to $520.0 Million

On November 10, 2011, the Operating Partnership amended its $400.0 million of unsecured lines of credit, increasing the total capacity to $520.0 million (of which up to $100.0 million may be borrowed in Canadian dollars) and extending the maturity through November 10, 2015.

The unsecured lines of credit include a $20.0 million liquidity line as well as a $500.0 million syndicated line. The syndicated line may be increased to $750.0 million through an accordion feature in certain circumstances. We have the option to extend the lines for an additional year to November 10, 2016. As of the date of this filing, based on the Operating Partnership's long-term debt rating, the lines bear interest at a credit spread over LIBOR of 1.25% and require the payment of an annual facility fee of 0.25% on the total committed amount. Previously, the credit spread over LIBOR was 1.90% and the annual facility fee was 0.40%. The Company guarantees the Operating Partnership's obligations under these lines.

2010 TRANSACTIONS

$300.0 Million Unsecured Bond Issuance

In June 2010, the Operating Partnership completed a public offering of $300.0 million of 6.125% senior notes due 2020. The 2020 Notes pay interest semi-annually and were priced at 99.310% of the principal amount to yield 6.219%.

Net proceeds from the offering, after deducting the underwriting discount and offering expenses, were approximately $295.5 million. We used the net proceeds from the sale of the 2020 Notes to (i) repay our $235 million unsecured term loan due in June 2011, (ii) pay approximately $6.1 million to terminate two interest rate swap agreements associated with the term loan, (iii) repay borrowings under our unsecured lines of credit and (iv) for general working capital purposes.

$400.0 Million In New Unsecured Lines of Credit

In November 2010, the Operating Partnership entered into a $385.0 million syndicated, unsecured line of credit. In addition, the Operating Partnership simultaneously entered into a $15.0 million cash liquidity line of credit with Bank of America, N.A. providing a total revolving line capacity of $400.0 million. The liquidity line's terms were substantially the same as the syndicated line, including maturity date.

The syndicated line replaced our previous $325.0 million in bilateral lines of credit that were scheduled to mature between June and August 2011. The maturity date of the lines was November 29, 2013, and we had an option to extend the lines for one year. At that time, the lines bore interest at a spread over LIBOR of 1.90% and required the payment of an annual facility fee of 0.40% on the total committed amount.

$75.0 Million Preferred Share Redemption

In December 2010, the Company completed the redemption of all of its outstanding 7.5% Class C Cumulative Preferred Shares. The redemption price was $25.00 per share, plus all accrued and unpaid dividends up to and including the redemption date, for a total redemption price of $25.198 per share. Total cash paid to redeem the shares, plus accrued dividends, was $75.6 million.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in the best interests of our shareholders and unit holders. The Company is a well-known seasoned issuer with a shelf registration that allows us to register unspecified amounts of different classes of securities on Form S-3. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, the sale or lease of outparcels on our existing properties and the sale of certain properties that do not meet our long-term investment criteria. Based on cash provided by operations, existing lines of credit, ongoing relationships with certain financial institutions and our ability to sell debt or issue equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2012.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with REIT requirements in both the short and long-term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders and unitholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under our existing lines of credit or invested in short-term money market or other suitable instruments.

We believe our current balance sheet position is financially sound; however, due to the uncertainty and unpredictability of the capital and credit markets, we can give no assurance that affordable access to capital will exist between now and 2015 when our next significant debt maturities occur. As a result, our current primary focus is to strengthen our capital and liquidity position by controlling and reducing construction and overhead costs, generating positive cash flows from operations to cover our dividend and reducing outstanding debt.

Capital Expenditures

The following table details our capital expenditures for the years ended December 31, 2011 and 2010, respectively (in thousands):

	2011	2010	Change
Capital expenditures analysis:			
New center developments	$ 4,579	$ 44,381	$ (39,802)
Center redevelopment	9,606	24,608	(15,002)
Major center renovations	6,315	—	6,315
Second generation tenant allowances	11,367	12,991	(1,624)
Other capital expenditures	10,272	13,144	(2,872)
	42,139	95,124	(52,985)
Conversion from accrual to cash basis	18,175	(17,637)	35,812
Additions to rental property-cash basis	$ 60,314	$ 77,487	$ (17,173)

- New center development expenditures, which includes first generation tenant allowances, decreased in the 2011 period due primarily to the completion of the Mebane, NC outlet center which opened in November 2010.
- Center redevelopment relates to our Hilton Head I, SC outlet center which began in April 2010 and re-opened in March 2011.
- Major center renovations in the 2011 period relates to our on-going renovation at our Howell, Michigan outlet center.

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations over the next five years and thereafter as of December 31, 2011 (in thousands):

Contractual Obligations	2012	2013	2014	2015	2016	Thereafter	Total
Debt [1]	$ 2,563	$ 4,633	$ 3,599	$ 639,431	$ 30,279	$ 340,532	$ 1,021,037
Interest payment [2]	46,609	46,374	46,164	42,946	21,215	77,353	280,661
Operating leases	5,444	4,672	4,353	4,224	4,227	188,526	211,446
	$ 54,616	$ 55,679	$ 54,116	$ 686,601	$ 55,721	$ 606,411	$ 1,513,144

(1) These amounts represent total future cash payments related to debt obligations outstanding as of December 31, 2011.

(2) These amounts represent future interest payments related to our debt obligations based on the fixed and variable interest rates specified in the associated debt agreements. All of our variable rate debt agreements are based on the one month LIBOR rate. For purposes of calculating future interest amounts on variable interest rate debt, the one month LIBOR rate as of December 31, 2011 was used.

In addition to the contractual payment obligations shown in the table above, we have $1.8 million remaining as of December 31, 2011 related to various construction contracts for capital expenditure projects at centers throughout our portfolio. These amounts would be primarily funded by amounts available under our unsecured lines of credit but could also be funded by other sources of capital, such as collateralized construction loans or public debt and equity offerings.

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

Our senior, unsecured notes contain covenants and restrictions requiring us to meet certain financial ratios and reporting requirements. Key financial covenants and their covenant levels include:

Senior unsecured notes financial covenants [1]	Required	Actual
Total consolidated debt to adjusted total assets	< 60%	47%
Total secured debt to adjusted total assets	< 40%	5%
Total unencumbered assets to unsecured debt	> 135%	209%

(1) For a complete listing of all debt covenants related to our senior unsecured notes, as well as definitions of the above terms, refer to our applicable supplemental indenture filing with the SEC.

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code, or the Code. A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Based on our 2011 taxable income to shareholders, we were required to distribute approximately $54.7 million to our shareholders in order to maintain our REIT status as described above. We distributed approximately $65.8 million to shareholders which significantly exceeds our required distributions. If events were to occur that would cause our dividend to be reduced, we may not have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

Off-Balance Sheet Arrangements

The following table details certain information as of December 31, 2011 about various unconsolidated real estate joint ventures in which we have an ownership interest:

Joint Venture	Center Location	Ownership %	Square Feet	Carrying Value of Investment (in millions)	Total Joint Venture Debt (in millions)
Wisconsin Dells	Wisconsin Dells, WI	50.0%	265,086	$ 4.0	$ 24.3
Deer Park	Deer Park, Long Island NY	33.3%	656,788	$ 5.4	$ 246.9
Deer Park Warehouse	Deer Park, Long Island NY	33.3%	29,253	$ —	$ 2.3
Galveston/Houston	Texas City, TX	50.0%	—	$ 7.9	$ —
RioCan Canada	Various	50.0%	159,391	$ 10.0	$ 29.4
National Harbor	Washington D.C. Metro Area	50.0%	—	$ 0.9	$ —
Other	Various	—	—	$ 0.3	$ —

Each of the above ventures contain make whole provisions in the event that demands are made on any existing guarantees and other provisions where a venture partner can force the other partners to either buy or sell their investment in the joint venture. Should this occur, we may be required to sell the property to the venture partner or incur a significant cash outflow in order to maintain ownership of these outlet centers.

Wisconsin Dells, Wisconsin

In March 2005, we established the 50/50 Wisconsin Dells joint venture to construct and operate a Tanger Outlet center in Wisconsin Dells, WI. In December 2009, the joint venture extended its interest-only mortgage loan totaling $25.3 million to December 2012. The modified loan refinanced the original construction loan and bears interest based on the LIBOR index plus 3.00%. The loan incurred by this unconsolidated joint venture is collateralized by its property as well a limited joint and several guarantee which in total is limited to interest costs plus 50% of the principal. The loan currently has a balance of $24.3 million.

Deer Park, Long Island, New York

In October 2003, we and two other members each having a 33.3% ownership interest, established a joint venture to develop and own a shopping center in Deer Park, NY. The center, which contains approximately 657,000 square feet, opened in October 2008.

On December 22, 2011, Deer Park closed on the refinancing of its mortgage and mezzanine loans. At the closing, Deer Park made a payment of $20.0 million towards the principal amount of the mortgage bringing the new balance outstanding to $231.9 million. The principal balance on the mezzanine loan remained at $15.0 million. The new interest rates for the mortgage and mezzanine loan are LIBOR plus 3.50% and LIBOR plus 5.00%, respectively. Each of the three partners made an equity contribution to Deer Park prior to closing of $6.4 million. The $20.0 million principal payment was made from a combination of these three equity contributions totaling $19.2 million and cash available within Deer Park. The maturity date of both the mortgage and the mezzanine loan is May 17, 2014, however additional principal payments may be required prior to maturity if certain financial covenants are not met. Such principal payments, if necessary, may require additional capital contributions to Deer Park by the partners.

Deer Park Warehouse, Long Island, New York

In June 2008, we, along with our partners in Deer Park, entered into a joint venture to purchase a 29,000 square foot warehouse adjacent to the Deer Park project described above for a total purchase price of $3.3 million. Deer Park Warehouse, in which we have a 33.3% ownership interest, is an unconsolidated joint venture. The interest-only mortgage loan for the warehouse matured on May 17, 2011 and the joint venture did not qualify for the one-year extension option. As a result, the joint venture has accrued interest at a default rate of 8.25% from May 17, 2011 to December 31, 2011, and is currently in negotiations with the lender. There can be no assurance as to the outcome of these negotiations. As of December 31, 2011, the outstanding principal balance under the warehouse mortgage was $2.3 million. In December 2011, the joint venture recorded an impairment charge of approximately $900,000 to lower the basis of the warehouse to its estimated fair market value.

Galveston/Houston, Texas

In June 2011, we announced the formation of a 50/50 joint venture with Simon Property Group, Inc. for the development of a Tanger Outlet Center south of Houston in Texas City, TX. When completed, we expect that the center will feature over 90 brand name and designer outlet stores in the first phase which will contain approximately 350,000 square feet, with room to expand to approximately 470,000 square feet. In July 2011, the joint venture acquired the land underlying the site for approximately $5.6 million. Ground breaking ceremonies were held on August 30, 2011. As of December 31, 2011, we have contributed $7.8 million in cash to the joint venture to fund development activities. We will provide property management and marketing services to the center and with our partners, will jointly provide development and leasing services.

RioCan Canadian Joint Venture

During 2011 we announced the formation of an exclusive joint venture with RioCan Real Estate Investment Trust for the acquisition, development and leasing of sites across Canada that are suitable for development or redevelopment as outlet shopping centers similar in concept and design to those within our existing U.S. portfolio. Through December 31, 2011, we have contributed approximately $1.0 million to fund pre-development and due diligence costs for various sites. Any projects developed will be co-owned by us and RioCan on a 50/50 basis and will be branded as Tanger Outlet Centers. We have agreed to provide leasing and marketing services to the venture and RioCan will provide development and property management services. It is the intention of the joint venture to develop as many as 10 to 12 outlet centers in larger urban markets and tourist areas across Canada, over a five to seven year period. The typical size of a Tanger Outlet Center is approximately 350,000 square feet depending on the individual market and tenant demand. Assuming these parameters are suitable and materialize in Canada, the overall investment of the joint venture is anticipated to be as high as $1.0 billion, on a fully built out basis. There can be no assurance that the current plans of the joint venture to develop outlet centers in Canada as described above will be fully realized.

On December 9, 2011, the Canadian Joint Venture purchased the Cookstown Outlet Mall for $47.4 million, plus an additional $13.8 million for excess land upon the seller meeting certain conditions, for an aggregate purchase price of $61.2 million. RioCan will provide development and property management services to this existing outlet center and we will provide leasing and marketing services. In connection with the purchase, the joint venture assumed the in place financing of $29.6 million which carries an interest rate of 5.1% and matures in 2014.

Cookstown Outlet Mall is north of the Greater Toronto Area in Innisfil, Ontario, and contains approximately 159,000 square feet with the potential to expand to approximately 320,000 square feet. This outlet center features many national retailers such as, Coach Outlet, Adidas, Tommy Hilfiger Outlet, Puma and Rockport. The acquisition of this property will enable the Canadian Joint Venture to begin to implement its outlet center strategy immediately, as well as provide the flexibility to potentially expand the site into a full-scale Tanger Outlet Center.

National Harbor Washington D.C. Metro Area

In May 2011, we announced the formation of a 50/50 joint venture agreement with The Peterson Companies for the development of Tanger Outlets at National Harbor in the Washington, D.C. area. National Harbor includes fine restaurants, distinctive retail, office and residences, and a number of world-class hotels including the Gaylord National Resort and Convention Center. Developed by The Peterson Companies, National Harbor comprises 350 acres of prime real estate along the scenic Potomac River in Prince George's County, MD. It is anticipated that the joint venture will develop an approximately 40 acre parcel at National Harbor offering easy access to I-495, I-95, I-295 and the Woodrow Wilson Bridge. The resulting Tanger Outlet Center is expected to house approximately 80 outlet designer and name brand stores in a center measuring up to 350,000 square feet. In December 2011, both parties each made initial equity contributions of $850,000 to fund certain pre-development costs. We will provide property management, leasing and marketing services to the joint venture. We and The Peterson Companies will jointly provide site development and construction supervision services to the joint venture.

Glendale, Arizona

In February 2012, we announced plans to begin construction on Tanger Outlets Westgate, our previously announced site in Glendale, AZ. Currently, we expect the outlet center to contain approximately 328,000 square feet and to be open in time for the 2012 holiday shopping season.

The following table details our share of the debt maturities of the unconsolidated joint ventures as of December 31, 2011 (in thousands):

Joint Venture		Our Portion of Joint Venture Debt	Maturity Date	Interest Rate
Wisconsin Dells	**$**	**12,125**	**December 2012**	**LIBOR + 3.00%**
Deer Park	$	82,314	May 2014	LIBOR + 3.50% to 5.00%
Deer Park Warehouse	**$**	**780**	**May 2011**	**8.25%**
RioCan Canada	$	14,700	June 2014	5.10%

Related Party Transactions

Management, leasing and marketing fees we received for services provided to our unconsolidated joint ventures during 2011, 2010 and 2009, which we believe approximate current market rates, were recognized as follows (in thousands):

	Year Ended December 31,					
		2011		2010		2009
Fee:						
Management and leasing	$	1,958	$	1,927	$	1,921
Marketing		**163**		**154**		**147**
Total Fees	$	2,121	$	2,081	$	2,068

During the third quarter of 2010, Stanley K. Tanger, the Company's founder, transferred his general partnership interest in the Tanger Family Limited Partnership, to the Stanley K. Tanger Marital Trust. As discussed in Note 2, the Tanger Family Limited Partnership was the noncontrolling interest in the Company's consolidated financial statements. The sole trustee of the Stanley K. Tanger Marital Trust, and thus effectively the general partner of Tanger Family Limited Partnership, was John H. Vernon. Mr. Vernon is a partner at the law firm of Vernon, Vernon, Wooten, Brown, Andrews & Garrett, or the Vernon Law Firm, which has served as the principal outside counsel of the Company and Operating Partnership since their inception in 1993. Based on Mr. Vernon's position as trustee of the Stanley K. Tanger Marital Trust, the general partner of the Tanger Family Limited Partnership, he was considered a related party until the dissolution of the Tanger Family Limited Partnership on June 1, 2011. However, Mr. Vernon had neither ownership rights nor economic interests in either the Tanger Family Limited Partnership or the Stanley K. Tanger Marital Trust while he served as trustee.

Fees paid to the Vernon Law Firm were approximately $1,617,000, $1,144,000 and $851,000 for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2010, no amounts were included in accounts payable and accrued expenses for the Vernon Law Firm. Effective June 1, 2011, upon dissolution of the Tanger Family Limited Partnership, Mr. Vernon was no longer considered a related party.

For the years ended December 31, 2011, 2010 and 2009, Tanger Family Limited Partnership received quarterly distributions of earnings totaling $4.8 million, $9.4 million and $9.3 million, respectively.

On June 1, 2011, the Tanger Family Limited Partnership was dissolved in connection with the settling of the estate of Stanley K. Tanger. Upon dissolution of the Tanger Family Limited Partnership, the units of the Operating Partnership owned by the Tanger Family Limited Partnership were distributed to the Family Limited Partners, who are primarily the descendants of Stanley Tanger (including Steven Tanger, the Company's Chief Executive Officer), their spouses or former spouses or their children and/or trusts for their benefit. Each such individual beneficial owner is now an individual limited partner of the Operating Partnership, and each has the ability to exchange their Operating Partnership units for the Company's common shares in the ratio of one Operating Partnership unit for four Company common shares. During 2011, 160,332 Operating Partnership units were exchanged by a Family Limited Partner for 641,328 Company common shares.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements of the Company include its accounts and its wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. The consolidated financial statements of the Operating Partnership include its accounts and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures in which we have a non-controlling ownership interest are accounted for using the equity method of accounting.

In accordance with amended guidance related to the consolidation of variable interest entities which became effective January 1, 2010, we perform an analysis of all of our real estate joint ventures to determine whether they qualify as variable interest entities, ("VIE"), and whether the joint venture should be consolidated or accounted for as an equity method investment in an unconsolidated joint venture. Our analysis includes our judgment with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a VIE. We consider various factors including the form of our ownership interest, our representation in an entity's governance, the size of our investment, our ability to participate in policy making decisions and the rights of the other investors to participate in the decision making process, to replace us as manager and or liquidate the venture, if applicable. If we do not evaluate these joint ventures correctly under the amended guidance, we could significantly overstate or understate our financial condition and results of operations.

Acquisition of Real Estate

We allocate the purchase price of acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from 3 to 33 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The values of below market leases that are considered to have renewal periods with below market rents are amortized over the remaining term of the associated lease plus the renewal periods. The value associated with in-place leases is amortized over the remaining lease term and tenant relationships is amortized over the expected term, which includes an estimated probability of the lease renewal. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs is written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

If we do not allocate appropriately to the separate components of rental property, deferred lease costs and other intangibles or if we do not estimate correctly the total value of the property or the useful lives of the assets, our computation of depreciation and amortization expense may be significantly understated or overstated.

Cost Capitalization

We capitalize all incremental, direct fees and costs incurred to originate operating leases as deferred charges. We amortize these costs to expense over the estimated average minimum lease term of five years. We capitalize all costs incurred for the construction and development of properties, including interest costs, once the development becomes probable.

If we incorrectly estimate the amount of costs to capitalize, we could significantly overstate or understate our financial condition and results of operations.

Impairment of Long-Lived Assets

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. If we do not recognize impairments at appropriate times and in appropriate amounts, our consolidated balance sheet may overstate the value of our long-lived assets. We believe that no impairment existed at December 31, 2011.

On a periodic basis, we assess whether there are any indicators that the value of our investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investments, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each joint venture investment are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates and operating costs of the property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the values estimated by us in our impairment analysis may not be realized.

Revenue Recognition

Base rentals are recognized on a straight-line basis over the term of the lease. As a provision of a tenant lease, if we make a cash payment to the tenant for purposes other than funding the construction of landlord assets, we defer the amount of such payments as a lease incentive. We amortize lease incentives as a reduction of base rental revenue over the term of the lease. Substantially all leases contain provisions which provide additional rents based on each tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue from the time payment is receivable until the tenant vacates the space.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance that amends measurement and disclosure requirements related to fair value measurements to improve consistency with International Financial Reporting Standards. The guidance will be effective prospectively for interim and annual periods beginning after December 15, 2011. We are in the process of evaluating this guidance and currently do not believe that it will have a material effect on our consolidated financial statements.

In June 2011, the FASB issued guidance that eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity and requires all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for us beginning January 1, 2012.

SUPPLEMENTAL EARNINGS MEASURES

Funds from Operations

Funds from Operations represents income before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

FFO is intended to exclude historical cost depreciation of real estate as required by United States Generally Accepted Accounting Principles ("GAAP"), which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is widely used by us and others in our industry to evaluate and price potential acquisition candidates. The National Association of Real Estate Investment Trusts, Inc., of which we are a member, has encouraged its member companies to report their FFO as a supplemental, industry-wide standard measure of REIT operating performance. In addition, a percentage of bonus compensation to certain members of management is based on our FFO performance.

FFO has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- FFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- FFO does not reflect changes in, or cash requirements for, our working capital needs;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and FFO does not reflect any cash requirements for such replacements;
- FFO, which includes discontinued operations, may not be indicative of our ongoing operations; and
- Other companies in our industry may calculate FFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, FFO should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or our dividend paying capacity. We compensate for these limitations by relying primarily on our GAAP results and using FFO only supplementally.

Below is a reconciliation of net income to FFO for the years ended December 31, 2011, 2010 and 2009 as well as other data for those respective periods (in thousands, except per share and unit amounts):

	2011	2010	2009
Funds from Operations:			
Net income [1]	$ 50,989	$ 38,244	$ 67,495
Adjusted for:			
Depreciation and amortization uniquely significant to real estate - discontinued operations	—	87	562
Depreciation and amortization uniquely significant to real estate - consolidated	83,275	77,526	79,446
Depreciation and amortization uniquely significant to real estate - unconsolidated joint ventures [2]	5,475	5,146	4,859
Impairment charges	—	846	5,200
Gain on fair value measurement of previously held interest in acquired joint venture	—	—	(31,497)
Funds from operations [1]	139,739	121,849	126,065
Preferred share dividends	—	(5,297)	(5,625)
Original issuance costs related to redeemed preferred shares	—	(2,539)	—
FFO attributable to noncontrolling interests in other consolidated partnerships	(37)	—	—
Allocation of FFO to participating securities	(1,240)	(939)	(1,340)
Funds from operations available to common shareholders and noncontrolling interests in Operating Partnership	$ 138,462	$ 113,074	$ 119,100
Weighted average common shares outstanding [3] [4]	96,021	92,523	84,157
Funds from operations per share	$ 1.44	$ 1.22	$ 1.42
Weighted average Operating Partnership units outstanding [3]	24,005	23,131	21,039
Funds from operations per unit	$ 5.77	$ 4.89	$ 5.66

(1) The years ended December 31, 2010 and 2009 include gains on sales of outparcels of land of $161,000 and $3.3 million, respectively.
(2) The year ended December 31, 2011 includes $300,000, which represents our one-third share of an impairment charge recorded at the Deer Park Warehouse joint venture in the amount of $900,000.
(3) Includes the dilutive effect of options and exchangeable notes.
(4) Assumes the partnership units of the Operating Partnership held by the noncontrolling interest are converted to common shares of the Company.

Adjusted Funds from Operations

We present Adjusted Funds From Operations ("AFFO"), as a supplemental measure of our performance. We define AFFO as FFO further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized in the table below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating AFFO you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of AFFO should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present AFFO because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use AFFO, or some form of AFFO, when certain material, unplanned transactions occur, as a factor in evaluating management's performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

AFFO has limitations as an analytical tool. Some of these limitations are:

- AFFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- AFFO does not reflect changes in, or cash requirements for, our working capital needs;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and AFFO does not reflect any cash requirements for such replacements;
- AFFO does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and
- other companies in our industry may calculate AFFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, AFFO should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using AFFO only supplementally.

Below is a reconciliation of FFO to AFFO for the years ended December 31, 2011, 2010 and 2009 as well as other data for those respective periods (in thousands, except per share and unit amounts):

	2011	2010	2009
Adjusted Funds from Operations:			
Funds from operations [(1)]	$ 139,739	$ 121,849	$ 126,065
Adjusted for non-core items:			
Loss on termination of derivatives	—	6,142	—
Acquisition Costs	2,736	82	—
Abandoned development costs	158	365	797
Demolition costs Hilton Head I, South Carolina	—	699	—
(Gain) loss on early extinguishment of debt	—	563	(10,467)
Executive severance	—	—	10,296
Gain on sale of outparcel	—	(161)	(3,292)
Adjusted funds from operations (AFFO)	142,633	129,539	123,399
Preferred share dividends	—	(5,297)	(5,625)
AFFO attributable to noncontrolling interests in other consolidated partnerships	(37)	—	—
Allocation of AFFO to participating securities	(1,266)	(1,022)	(1,310)
Adjusted funds from operations available to common shareholders and noncontrolling interest in Operating Partnership	$ 141,330	$ 123,220	$ 116,464
Weighted average common shares outstanding [(2)(3)]	96,021	92,523	84,157
Adjusted funds from operations per share	$ 1.47	$ 1.33	$ 1.38
Weighted average Operating Partnership units outstanding [(2)]	24,005	23,131	21,039
Adjusted funds from operations per unit	$ 5.89	$ 5.33	$ 5.54

(1) The years ended December 31, 2010 and 2009 include gains on sales of outparcels of land of $161,000 and $3.3 million, respectively.
(2) Includes the dilutive effect of options and exchangeable notes.
(3) Assumes the partnership units of the Operating Partnership held by the noncontrolling interest are converted to common shares of the Company.

Same Center Net Operating Income

We present Same Center Net Operating Income ("NOI") as a supplemental measure of our performance. We define NOI as total operating revenues less property operating expenses. Same Center NOI represents the NOI for the stabilized properties that were operational for the entire portion of both comparable reporting periods and which were not acquired, expanded, renovated or subject to a material, non-recurring event, such as a natural disaster, during the comparable reporting periods. We believe that NOI and Same Center NOI provide useful information to our investors and analysts about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income or FFO. Because Same Center NOI excludes the change in NOI from properties developed, redeveloped, acquired and disposed of, it highlights operating trends such as occupancy levels, rental rates and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same Center NOI, and accordingly, our Same Center NOI may not be comparable to other REITs.

Same Center NOI should not be viewed as an alternative measure of the Company's financial performance since it does not reflect the operations of the Company's entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition-related expenses, interest expense, depreciation and amortization costs, other nonproperty income and losses, the level of capital expenditures and leasing costs necessary to maintain the operating performance of the Company's properties that could materially impact the Company's results from operations.

Below is a reconciliation of income before equity in losses of unconsolidated joint ventures and discontinued operations to same center net operating income for the years ended December 31, 2011, and 2010 (in thousands):

	2011	2010
Same Center Net Operating Income		
Income before equity in losses of unconsolidated joint ventures and discontinued operations	$ 52,554	$ 38,806
Loss on termination of derivatives	—	6,142
Loss (gain) on early extinguishment of debt	—	563
Gain on fair value measurement of previously held interest in acquired joint venture	—	—
Interest expense	45,382	34,120
Operating income	97,936	79,631
Adjusted to exclude:		
Depreciation and amortization	84,015	78,039
Impairment charges	—	735
Abandoned development costs	158	365
Acquisition costs	2,736	82
General and administrative expenses	30,132	24,553
Property net operating income	214,977	183,405
Less: non-cash adjustments and termination rents [1]	(5,144)	(4,246)
Property net operating income - cash basis	209,833	179,159
Less: non-same center and other NOI	(25,999)	(4,508)
Total same center NOI - cash basis	$ 183,834	$ 174,651

(1) Non-cash items include straight-line rent, net above and below market rent amortization and gains or losses on outparcel sales.

Economic Conditions and Outlook

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While we believe outlet stores will continue to be a profitable and fundamental distribution channel for many brand name manufacturers, some retail formats are more successful than others. As is typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

Due to the relatively short-term nature of our tenants' leases, a significant portion of the leases in our portfolio come up for renewal each year. During 2011, approximately 1.8 million square feet, or 18%, of our then owned, consolidated portfolio came up for renewal and 1.6 million or 15%, of our current consolidated portfolio will come up for renewal in 2012. During 2011, we renewed 82% of the square feet that came up for renewal with the existing tenants at a 13% increase in the average base rental rate compared to the expiring rate. We also re-tenanted 548,000 square feet at a 50% increase in the average base rental rate. In addition, we continue to attract and retain additional tenants. However, there can be no assurance that we can achieve similar increases in base rental rates. In addition, if we were unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

Our outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of well-known tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 8.0% of our square feet or 6.5% of our combined base and percentage rental revenues. Accordingly, although we can give no assurance, we do not expect any material adverse impact on our results of operations and financial condition as a result of leases to be renewed or stores to be released. As of December 31, 2011 and 2010, respectively, occupancy at our consolidated outlet centers was 99% and 98%.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We may periodically enter into certain interest rate protection and interest rate swap agreements to effectively convert existing floating rate debt to a fixed rate basis. We do not enter into derivatives or other financial instruments for trading or speculative purposes. As of December 31, 2011, we were not a party to any interest rate protection agreements.

As of December 31, 2011, 35% of our outstanding debt had variable interest rates and therefore were subject to market fluctuations. An increase in the LIBOR index of 100 basis points would result in an increase of approximately $3.6 million in interest expense on an annual basis. The information presented herein is merely an estimate and has limited predictive value. As a result, the ultimate effect upon our operating results of interest rate fluctuations will depend on the interest rate exposures that arise during the period, our hedging strategies at that time and future changes in the level of interest rates.

The estimated fair value of our debt, consisting of senior unsecured notes, exchangeable notes, unsecured term loan and unsecured lines of credit, at December 31, 2011 and 2010 was $1.1 billion and $770.1 million, respectively, and its recorded value was $1.0 billion and $714.6 million, respectively. A 100 basis point increase from prevailing interest rates at December 31, 2011 and 2010 would result in a decrease in fair value of total debt by approximately $37.5 million and $35.4 million, respectively. Fair values were determined, based on level 2 inputs, using discounted cash flow analysis with an interest rate or credit spread similar to that of current market borrowing arrangements.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth on the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Tanger Factory Outlet Centers, Inc.

(a) Evaluation of disclosure control procedures.

The Chief Executive Officer, Steven B. Tanger, and Chief Financial Officer, Frank C. Marchisello Jr., evaluated the effectiveness of the Company's disclosure controls and procedures on December 31, 2011 and concluded that, as of that date, the Company's disclosure controls and procedures were effective to ensure that the information the Company is required to disclose in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting.

Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company's chief executive officer and chief financial officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, is responsible for establishing and maintaining policies and procedures designed to maintain the adequacy of the Company's internal control over financial reporting, including those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria established in a report entitled Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, the Company's management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Tanger Properties Limited Partnership

(a) Evaluation of disclosure control procedures.

The Chief Executive Officer, Steven B. Tanger (Principal Executive Officer), and Vice President, Treasurer and Assistant Secretary, Frank C. Marchisello Jr. (Principal Financial and Accounting Officer) of Tanger GP Trust, sole general partner of the Operating Partnership, evaluated the effectiveness of the registrant's disclosure controls and procedures on December 31, 2011 and concluded that, as of that date, the registrant's disclosure controls and procedures were effective to ensure that the information the registrant is required to disclose in its filings with the Commission under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the registrant in the reports that it files under the Exchange Act is accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting.

Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Operating Partnership's Principal Executive Officer and Principal Financial Officer, or persons performing similar functions, and effected by the Operating Partnership's board of trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Operating Partnership's management, with the participation of the Operating Partnership's Principal Executive Officer and Principal Financial Officer, has established and maintained policies and procedures designed to maintain the adequacy of the Operating Partnership's internal control over financial reporting, including those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Operating Partnership;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Operating Partnership are being made only in accordance with authorizations of management and trustees of the Operating Partnership; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Operating Partnership's assets that could have a material effect on the financial statements.

The Operating Partnership's management has evaluated the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2011 based on the criteria established in a report entitled Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, the Operating Partnership's management has concluded that the Operating Partnership's internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

All information required to be disclosed in a report on Form 8-K during the fourth quarter of 2011 was reported.

PART III

Certain information required by Part III is omitted from this Report in that the Company will file a definitive proxy statement pursuant to Regulation 14A, or the Proxy Statement, not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information concerning the Company's directors required by this Item is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

The information concerning the Company's executive officers required by this Item is incorporated herein by reference to the section at the end of Part I, entitled "Executive Officers of Tanger Factory Outlet Centers, Inc.".

The information regarding compliance with Section 16 of the Exchange Act is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

The information concerning our Company Code of Ethics required by this Item, which is posted on our website at www.tangeroutlet.com, is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this annual report on Form 10-K or any other report or document we file with or furnish to the SEC.

The information concerning our corporate governance required by this Item is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information concerning the security ownership of certain beneficial owners and management required by this Item is incorporated by reference herein to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

The following table provides information as of December 31, 2011 with respect to compensation plans under which the Company's equity securities are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	1,437,200	$ 20.92	4,103,720
Equity compensation plans not approved by security holders	—	—	—
Total	1,437,200	$ 20.92	4,103,720

(1) Includes 1,176,000 restricted common shares, the maximum amount of restricted common shares that may be issued under the 2010 Multi-Year Performance Plan. Under the Plan, the Company issued 392,000 notional units, net of notional units forfeited, which will convert into restricted common shares on a one-for one basis, one-for two basis, or one-for-three basis depending upon the amount by which the Company's common shares appreciate above a minimum level over a four year performance period ending December 31, 2013. The weighted average exercise price in column (b) does not take these awards into account.

The following table provides information as of December 31, 2011 with respect to compensation plans under which the Operating Partnership's equity securities are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	359,300	$ 83.66	1,025,930
Equity compensation plans not approved by security holders	—	—	—
Total	359,300	$ 83.66	1,025,930

(1) Includes 294,000 restricted common units, the maximum amount of restricted common units that may be issued under the 2010 Multi-Year Performance Plan. Under the Plan, the Company issued 392,000 notional units, net of notional units forfeited, which will convert into restricted common shares of the Company on a one-for one basis, one-for two basis, or one-for-three basis depending upon the amount by which the Company's common shares appreciate above a minimum level over a four year performance period ending December 31, 2013. The Operating Partnership will issue one unit of partnership interest for every four restricted shares issued by the Company. The weighted average exercise price in column (b) does not take these awards into account.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

Item 14. Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Company's Proxy Statement to be filed with respect to the Company's Annual Meeting of Shareholders which is expected to be held on May 18, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Documents filed as a part of this report:

Report of Independent Registered Public Accounting Firm (Tanger Factory Outlet Centers, Inc.)	F-1
Report of Independent Registered Public Accounting Firm (Tanger Properties Limited Partnership)	F-2
Financial Statements of Tanger Factory Outlet Centers, Inc.	
Consolidated Balance Sheets - December 31, 2011 and 2010	F-4
Consolidated Statements of Operations - Years Ended December 31, 2011, 2010 and 2009	F-5
Consolidated Statements of Shareholders' Equity - Years Ended December 31, 2011, 2010 and 2009	F-6
Consolidated Statements of Cash Flows - Years Ended December 31, 2011, 2010 and 2009	F-8
Financial Statements of Tanger Properties Limited Partnership	
Consolidated Balance Sheets-December 31, 2011 and 2010	F-9
Consolidated Statements of Operations- Years Ended December 31, 2011, 2010 and 2009	F-10
Consolidated Statements of Equity- Years Ended December 31, 2011, 2010 and 2009	F-11
Consolidated Statements of Cash Flows- Years Ended December 31, 2011, 2010 and 2009	F-12
Notes to Consolidated Financial Statements (Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership	F-12
Financial Statement Schedule	
Schedule III	
Real Estate and Accumulated Depreciation	F-42

All other schedules have been omitted because of the absence of conditions under which they are required or because the required information is given in the above-listed financial statements or notes thereto.

3. Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.)
3.1A	Amendment to Amended and Restated Articles of Incorporation dated May 29, 1996. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.)
3.1B	Amendment to Amended and Restated Articles of Incorporation dated August 20, 1998. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.)
3.1C	Amendment to Amended and Restated Articles of Incorporation dated September 30, 1999. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
3.1D	Amendment to Amended and Restated Articles of Incorporation dated November 10, 2005. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated November 11, 2005.)
3.1E	Amendment to Amended and Restated Articles of Incorporation dated June 13, 2007. (Incorporated by reference to the exhibits of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)
3.1F	Articles of Amendment to Amended and Restated Articles of Incorporation dated August 27, 2008. (Incorporated by reference to the exhibits of the Company's current report on Form 8-K dated August 27, 2008).
3.1G	Articles of Amendment to Amended and Restated Articles of Incorporation of Tanger Factory Outlet Centers, Inc. dated May 13, 2011. (Incorporated by reference to the exhibits of the Company's and Operating Partnership's Report on Form 10-Q for the quarter ended June 30, 2011.)
3.2	Restated By-Laws of the Company. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated January 5, 2009.)
3.3	Amended and Restated Agreement of Limited Partnership for Tanger Properties Limited Partnership dated November 11, 2005. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated November 21, 2005.)
4.1	Form of Senior Indenture. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated March 6, 1996.)
4.1A	Form of First Supplemental Indenture (to Senior Indenture). (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated March 6, 1996.)
4.1B	Form of Second Supplemental Indenture (to Senior Indenture) dated October 24, 1997 among Tanger Properties Limited Partnership, Tanger Factory Outlet Centers, Inc. and State Street Bank & Trust Company. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated October 24, 1997.)
4.1C	Form of Third Supplemental Indenture (to Senior Indenture) dated February 15, 2001. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated February 16, 2001.)
4.1D	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)
4.1E	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)

4.1F	Form of Sixth Supplemental Indenture (to Senior Indenture) dated July 2, 2009. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-3 filed on July 2, 2009.)
4.1G	Form of Seventh Supplemental Indenture (to Senior Indenture) dated June 7, 2010. (Incorporated by reference to the exhibits to the Company's and Operating Partnership's Current Report of Form 8-K dated June 7, 2010.)
10.1 *	Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, effective December 29, 2008. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 20, 2009.)
10.1A *	Amendment to the Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, dated May 14, 2010. (Incorporated by reference to the Company's and Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.)
10.2 *	Form of Stock Option Agreement between the Company and certain Directors. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.)
10.3 *	Form of Unit Option Agreement between the Operating Partnership and certain employees. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.)
10.4 *	Form of Non-Qualified Share Option Agreement between Tanger Factory Outlet Centers, Inc., Tanger Properties Limited Partnership and certain employees. (Incorporated by reference to the exhibits to the Company's and Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.)
10.5 *	Amended and Restated Employment Agreement for Steven B. Tanger, as of December 29, 2008. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 31, 2008.)
10.6 *	Amended and Restated Employment Agreement for Frank C. Marchisello, Jr., as of December 29, 2008. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 31, 2008.)
10.7 *	Amended and Restated Employment Agreement for Lisa J. Morrison, as of December 29, 2008. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 31, 2008.)
10.8 *	Amended and Restated Employment Agreement for Carrie A. Geldner, as of December 29, 2008. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2009.)
10.9 *	Employment Agreement for Chad D. Perry, dated as of December 12, 2011.
10.10 *	Employment Agreement for Thomas E. McDonough (Incorporated by reference to the exhibits to the Company's and Operating Partnership's Current Report on form 8-K dated August 23, 2010.)
10.11	Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.)
10.11A	Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
10.11B	Second Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated September 4, 2002. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.)

10.11C	Third Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated December 5, 2003. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.)
10.11D	Fourth Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated August 8, 2006. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-3, dated August 9, 2006.)
10.11E	Fifth Amendment to Registration Rights Agreement among the Company, The Tanger Family Limited Partnership and Stanley K. Tanger dated August 10, 2009. (Incorporated by reference to exhibits to the Company's Current Report on Form 8-K dated August 14, 2009.)
10.12	Agreement Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.)
10.13	Assignment and Assumption Agreement among Stanley K. Tanger, Stanley K. Tanger & Company, the Tanger Family Limited Partnership, the Operating Partnership and the Company. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.)
10.14	COROC Holdings, LLC Limited Liability Company Agreement dated October 3, 2003. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 8, 2003.)
10.15	Form of Shopping Center Management Agreement between owners of COROC Holdings, LLC and Tanger Properties Limited Partnership. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 8, 2003.)
10.16 *	Form of Restricted Share Agreement between the Company and certain Officers. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.)
10.17 *	Form of Restricted Share Agreement between the Company and certain Officers with certain performance criteria vesting. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)
10.17A *	Form of Amendment to Restricted Share Agreement between the Company and certain Officers with certain performance criteria vesting. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.)
10.18 *	Form of Restricted Share Agreement between the Company and certain Directors. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)
10.19 *	Form of Tanger Factory Outlet Centers, Inc. Notional Unit Award Agreement between the Company and certain Officers. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.)
10.2	Purchase Agreement between Tanger Factory Outlet Centers, Inc. and Cohen & Steers Capital Management, Inc. relating to a registered direct offering of 3,000,000 of the Company's common shares dated August 30, 2005. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated August 30, 2005.)
10.21	Credit Agreement, dated as of November 29, 2010, among Tanger Properties Limited Partnership, as the Borrower, Bank of America, N.A., as Administrative Agent, and the Other Lenders Party Thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, successor by merger to Banc of America Securities LLC, and Wells Fargo Securities, LLC, as Joint Bookrunners and Joint Lead Arrangers, Wells Fargo Bank, National Association, as Syndication Agent, and Branch Banking and Trust Company, SunTrust Bank and U.S. Bank National Association, as Documentation Agents. (Incorporated by reference to the exhibits to the Company's and Operating Partnership's Current Report on Form 8-K dated December 3, 2010.)

10.22	Amended and Restated Credit Agreement, dated as of November 10, 2011, among Tanger Properties Limited Partnership, as the Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and The Other Lenders Party Hereto, Bank of America Merrill Lynch, Well Fargo Securities, LLC, and US Bank National Association, as Joint Bookrunners and Joint Lead Arrangers, Well Fargo Bank, National Association, as Syndication Agent, US Bank National Association, as Syndication Agent, Suntrust Bank, as Documentation Agent and Branch Banking and Trust Company, as Documentation Agent. (Incorporated by reference to the exhibits to the Company's and Operating Partnership's Current Report on Form 8-K dated November 15, 2011.)
10.23	Bridge Term Loan Agreement dated June 27, 2011 between Tanger Properties Limited Partnership and Wells Fargo Bank, National Association, as administrative and syndication agent and Wells Fargo Securities, LLC, as bookrunner and lead arranger. (Incorporated by reference to the exhibits to the Company's and Operating Partnership's Current Report on Form 8-K dated June 27, 2011.)
12.1	Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends
12.2	Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Distributions
21.1	List of Subsidiaries of the Company.
21.2	List of Subsidiaries of the Operating Partnership.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
31.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 for Tanger Factory Outlet Centers, Inc.
31.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 for Tanger Factory Outlet Centers, Inc.
31.3	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 for Tanger Properties Limited Partnership.
31.4	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 for Tanger Properties Limited Partnership.
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 for Tanger Factory Outlet Centers, Inc..
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 for Tanger Factory Outlet Centers, Inc.
32.3	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 for Tanger Properties Limited Partnership.
32.4	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 for Tanger Properties Limited Partnership.
100	The following Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership financial information for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Financial Statements. (Pursuant to Rule 406T of Regulation S_T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.)

* Management contract or compensatory plan or arrangement.

SIGNATURES of Tanger Factory Outlet Centers, Inc.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANGER FACTORY OUTLET CENTERS, INC.

By: /s/ Steven B. Tanger
Steven B. Tanger
President and Chief Executive Officer

February 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jack Africk Jack Africk	Interim, Non-Executive Chairman of the Board of Directors	February 29, 2012
/s/ Steven B. Tanger Steven B. Tanger	Director, President and Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/s/ Frank C. Marchisello Jr. Frank C. Marchisello Jr.	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 29, 2012
/s/ William G. Benton William G. Benton	Director	February 29, 2012
/s/ Bridget Ryan Berman Bridget Ryan Berman	Director	February 29, 2012
/s/ Donald G. Drapkin Donald G. Drapkin	Director	February 29, 2012
/s/ Thomas J. Reddin Thomas J. Reddin	Director	February 29, 2012
/s/ Thomas E. Robinson Thomas E. Robinson	Director	February 29, 2012
/s/ Allan L. Schuman Allan L. Schuman	Director	February 29, 2012

SIGNATURES of Tanger Properties Limited Partnership

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANGER PROPERTIES LIMITED PARTNERSHIP

By: Tanger GP Trust, its sole general partner

By: /s/ Steven B. Tanger
Steven B. Tanger
President and Chief Executive Officer

February 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Steven B. Tanger Steven B. Tanger	Chairman of the Board of Trustees, President and Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/s/ Frank C. Marchisello Jr. Frank C. Marchisello Jr.	Vice President and Treasurer (Principal Financial and Accounting Officer)	February 29, 2012
/s/ Jack Africk Jack Africk	Trustee	February 29, 2012
/s/ William G. Benton William G. Benton	Trustee	February 29, 2012
/s/ Bridget Ryan Berman Bridget Ryan Berman	Trustee	February 29, 2012
/s/ Donald G. Drapkin Donald G. Drapkin	Trustee	February 29, 2012
/s/ Thomas J. Reddin Thomas J. Reddin	Trustee	February 29, 2012
/s/ Thomas E. Robinson Thomas E. Robinson	Trustee	February 29, 2012
/s/ Allan L. Schuman Allan L. Schuman	Trustee	February 29, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tanger Factory Outlet Centers, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Tanger Factory Outlet Centers, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
February 29, 2012

Report of Independent Registered Public Accounting Firm

To the Partners of Tanger Properties Limited Partnership:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Tanger Properties Limited Partnership and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Operating Partnership's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Operating Partnership's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
February 29, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Rental property		
Land	$ 148,002	$ 141,577
Buildings, improvements and fixtures	1,764,494	1,411,404
Construction in progress	3,549	23,233
	1,916,045	1,576,214
Accumulated depreciation	(512,485)	(453,145)
Total rental property, net	1,403,560	1,123,069
Cash and cash equivalents	7,894	5,758
Rental property held for sale	—	723
Investments in unconsolidated joint ventures	28,481	6,386
Deferred lease costs and other intangibles, net	120,636	33,777
Deferred debt origination costs, net	8,861	7,593
Prepaids and other assets	52,383	39,628
Total assets	$ 1,621,815	$ 1,216,934
LIABILITIES AND EQUITY		
Liabilities		
Debt		
Senior, unsecured notes (net of discount of $2,237 and $2,594, respectively)	$ 547,763	$ 554,616
Unsecured note (net of discount of $692 and $0, respectively)	9,308	—
Mortgages payables (including premiums of $7,434 and $0, respectively)	111,379	—
Unsecured lines of credit	357,092	160,000
Total debt	1,025,542	714,616
Construction trade payables	13,656	31,831
Accounts payable and accrued expenses	37,757	31,594
Other liabilities	16,428	16,998
Total liabilities	1,093,383	795,039
Commitments and contingencies		
Equity		
Tanger Factory Outlet Centers, Inc.		
Common shares, $.01 par value, 300,000,000 authorized, 86,727,656 and 80,996,068 shares issued and outstanding at December 31, 2011 and 2010, respectively	867	810
Paid in capital	720,073	604,359
Accumulated distributions in excess of net income	(261,913)	(240,024)
Accumulated other comprehensive income	1,535	1,784
Equity attributable to Tanger Factory Outlet Centers, Inc.	460,562	366,929
Equity attributable to noncontrolling interests:		
Noncontrolling interests in Operating Partnership	61,027	54,966
Noncontrolling interests in other consolidated partnerships	6,843	—
Total equity	528,432	421,895
Total liabilities and equity	$ 1,621,815	$ 1,216,934

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended December 31,		
	2011	2010	2009
REVENUES			
Base rentals	$ 207,637	$ 178,976	$ 174,046
Percentage rentals	9,084	7,914	6,801
Expense reimbursements	89,620	80,627	78,500
Other income	8,882	8,786	11,248
Total revenues	315,223	276,303	270,595
EXPENSES			
Property operating	100,246	92,898	87,338
General and administrative	30,132	24,553	32,581
Acquisition costs	2,736	82	—
Abandoned development costs	158	365	797
Impairment charges	—	735	—
Depreciation and amortization	84,015	78,039	79,939
Total expenses	217,287	196,672	200,655
Operating income	97,936	79,631	69,940
Interest expense	(45,382)	(34,120)	(37,683)
Gain (loss) on early extinguishment of debt	—	(563)	10,467
Loss on termination of derivatives	—	(6,142)	—
Gain on fair value measurement of previously held interest in acquired joint venture	—	—	31,497
Income before equity in losses of unconsolidated joint ventures and discontinued operations	52,554	38,806	74,221
Equity in losses of unconsolidated joint ventures	(1,565)	(464)	(1,512)
Income from continuing operations	50,989	38,342	72,709
Discontinued operations	—	(98)	(5,214)
Net income	50,989	38,244	67,495
Noncontrolling interests in Operating Partnership	(6,356)	(3,995)	(9,476)
Noncontrolling interests in other consolidated partnerships	8	—	—
Net income attributable to Tanger Factory Outlet Centers, Inc.	$ 44,641	$ 34,249	$ 58,019
Basic earnings per common share:			
Income from continuing operations	$ 0.53	$ 0.32	$ 0.78
Net income	0.53	0.32	0.72
Diluted earnings per common share:			
Income from continuing operations	$ 0.52	$ 0.32	$ 0.78
Net income	0.52	0.32	0.72

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred shares	Common shares	Paid in capital	Distributions in excess of earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity	Noncontrolling interest in Operating Partnership	Noncontrolling interests in other consolidated partnerships	Total equity
Balance, December 31, 2008	$ 75,000	$ 634	$ 370,873	$ (201,679)	$ (9,617)	$ 235,211	$ 30,692	$ —	$ 265,903
Comprehensive income:									
Net income	—	—	—	58,019	—	58,019	9,476	—	67,495
Other comprehensive	—	—	—	—	3,808	3,808	677	—	4,485
Total comprehensive income	—	—	—	58,019	3,808	61,827	10,153	—	71,980
Compensation under Incentive Award Plan	—	—	11,798	—	—	11,798	—	—	11,798
Issuance of 184,170 common shares upon exercise of options	—	2	1,745	—	—	1,747	—	—	1,747
Grant of 400,200 restricted shares, net of forfeitures	—	4	(4)	—	—	—	—	—	—
Issuance of 9,734,876 common shares in connection with exchangeable debt retirement, net of reacquired equity	—	97	121,323	—	—	121,420	—	—	121,420
Issuance of 6,900,000 common shares, net of issuance costs of $5.7 million	—	69	116,750	—	—	116,819	—	—	116,819
Adjustment for noncontrolling interest in Operating Partnership	—	—	(26,814)	—	—	(26,814)	26,814	—	—
Preferred dividends ($1.875 per share)	—	—	—	(5,625)	—	(5,625)	—	—	(5,625)
Common dividends ($0.7638 per share)	—	—	—	(53,712)	—	(53,712)	—	—	(53,712)
Distributions to noncontrolling interest in Operating Partnership	—	—	—	—	—	—	(9,267)	—	(9,267)
Balance, December 31, 2009	75,000	806	595,671	(202,997)	(5,809)	462,671	58,392	—	521,063
Comprehensive income:									
Net income	—	—	—	34,249	—	34,249	3,995	—	38,244
Other comprehensive income	—	—	—	—	7,593	7,593	1,150	—	8,743
Total comprehensive income	—	—	—	34,249	7,593	41,842	5,145	—	46,987
Compensation under Incentive Award Plan	—	—	5,848	—	—	5,848	—	—	5,848
Issuance of 129,100 common shares upon exercise of options	—	—	1,107	—	—	1,107	—	—	1,107
Grant of 312,720 restricted shares, net of forfeitures	—	4	(4)	—	—	—	—	—	—
Adjustment for noncontrolling interest in Operating Partnership	—	—	(802)	—	—	(802)	802	—	—
Preferred dividends ($2.073 per share)	—	—	—	(6,219)	—	(6,219)	—	—	(6,219)
Common dividends ($0.7725 per share)	—	—	—	(62,518)	—	(62,518)	—	—	(62,518)
Distributions to noncontrolling interest in Operating Partnership	—	—	—	—	—	—	(9,373)	—	(9,373)
Redemption of 3.0 million preferred shares	(75,000)	—	2,539	(2,539)	—	(75,000)	—	—	(75,000)
Balance, December 31, 2010	—	810	604,359	(240,024)	1,784	366,929	54,966	—	421,895
Comprehensive income:									
Net income	—	—	—	44,641	—	44,641	6,356	(8)	50,989
Other comprehensive loss	—	—	—	—	(249)	(249)	(36)	—	(285)
Total comprehensive income	—	—	—	44,641	(249)	44,392	6,320	(8)	50,704
Compensation under Incentive Award Plan	—	—	7,291	—	—	7,291	—	—	7,291
Issuance of 4,600,000 common shares, net of issuance costs of $670,000	—	46	117,329	—		117,375	—	—	117,375
Issuance of 36,500 common shares upon exercise of options	—	—	353	—		353	—	—	353

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)
(Continued)

	Preferred shares	Common shares	Paid in capital	Distributions in excess of earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity	Noncontrolling interest in Operating Partnership	Noncontrolling interests in other consolidated partnerships	Total equity
Grant of 317,400 restricted shares, net of forfeitures	—	3	(3)	—	—	—	—	—	—
Adjustment for noncontrolling interests in Operating Partnership	—	—	(9,242)	—	—	(9,242)	9,242	—	—
Adjustment for noncontrolling interests in other consolidated partnerships	—	—	(6)	—	—	(6)	—	6,851	6,845
Exchange of 160,332 Operating Partnership units for 641, 328 common shares	—	7	(7)	—	—	—	—	—	—
Issuance of 136,360 common shares upon exchange of exchangeable notes	—	1	(1)	—	—	—	—	—	—
Common dividends ($0.7938 per share)	—	—	—	(66,530)	—	(66,530)	—	—	(66,530)
Distributions to noncontrolling interest in Operating Partnership	—	—	—	—	—	—	(9,501)	—	(9,501)
Balance, December 31, 2011	$ —	$ 867	$ 720,073	$ (261,913)	$ 1,535	$ 460,562	$ 61,027	$ 6,843	$ 528,432

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31, 2011	2010	2009
OPERATING ACTIVITIES:			
Net income	$ 50,989	$ 38,244	$ 67,495
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	84,015	78,126	80,501
Impairment charges (including discontinued operations)	—	846	5,200
Amortization of deferred financing costs	2,143	1,286	1,511
Equity in losses of unconsolidated joint ventures	1,565	464	1,512
Distributions of cumulative earnings from unconsolidated joint ventures	499	653	660
Loss on termination of derivatives	—	6,142	—
Gain on fair value measurement of previously interest held in acquired joint venture	—	—	(31,497)
(Gain) loss on early extinguishment of exchangeable debt	—	563	(10,467)
Share-based compensation expense	7,291	5,848	11,798
Amortization of debt (premiums) and discounts, net	(315)	(176)	895
Gain on sale of outparcels of land	—	(161)	(3,293)
Net accretion of market rent rate adjustments	(454)	(950)	(492)
Straight-line base rent adjustments	(3,829)	(2,676)	(2,242)
Changes in other asset and liabilities:			
Other assets	(9,080)	(8,844)	1,609
Accounts payable and accrued expenses	3,170	(865)	4,107
Net cash provided by operating activities	135,994	118,500	127,297
INVESTING ACTIVITIES:			
Additions of rental properties	(60,314)	(77,487)	(42,369)
Acquisition of rental property	(266,211)	—	—
Acquisition of remaining interests in unconsolidated joint venture, net of cash acquired	—	—	(31,086)
Additions to investments in unconsolidated joint ventures	(25,314)	—	(95)
Termination payments related to derivatives	—	(6,142)	—
Distributions in excess of cumulative earnings from unconsolidated joint ventures	701	897	—
Additions to deferred lease costs	(10,661)	(6,146)	(4,255)
Net proceeds from sales of real estate	723	2,025	1,577
Net cash used in investing activities	(361,076)	(86,853)	(76,228)
FINANCING ACTIVITIES:			
Cash dividends paid	(66,530)	(68,737)	(59,337)
Distributions to noncontrolling interests in Operating Partnership	(9,501)	(9,373)	(9,267)
Proceeds from issuance of common shares	117,375	—	116,819
Payments to redeem preferred shares	—	(75,000)	—
Proceeds from debt issuances	876,342	903,030	232,100
Repayments of debt	(687,390)	(773,600)	(335,900)
Additions to deferred financing costs	(3,431)	(6,583)	(443)
Proceeds from tax increment financing	—	—	1,502
Proceeds from exercise of options	353	1,107	1,747
Net cash provided by (used in) financing activities	227,218	(29,156)	(52,779)
Net increase (decrease) in cash and cash equivalents	2,136	2,491	(1,710)
Cash and cash equivalents, beginning of year	5,758	3,267	4,977
Cash and cash equivalents, end of year	$ 7,894	$ 5,758	$ 3,267

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Rental property		
Land	$ 148,002	$ 141,577
Buildings, improvements and fixtures	1,764,494	1,411,404
Construction in progress	3,549	23,233
	1,916,045	1,576,214
Accumulated depreciation	(512,485)	(453,145)
Total rental property, net	1,403,560	1,123,069
Cash and cash equivalents	7,866	5,671
Rental property held for sale	—	723
Investments in unconsolidated joint ventures	28,481	6,386
Deferred lease costs and other intangibles, net	120,636	29,317
Deferred debt origination costs, net	8,861	7,593
Prepaids and other assets	52,059	43,717
Total assets	$ 1,621,463	$ 1,216,476
LIABILITIES AND EQUITY		
Liabilities		
Debt		
Senior, unsecured notes (net of discount of $2,237 and $2,594, respectively)	$ 547,763	$ 554,616
Unsecured note (net of discount of $692 and $0, respectively)	9,308	—
Mortgages payable (net of discount of $7,434 and $0, respectively)	111,379	—
Unsecured lines of credit	357,092	160,000
Total debt	1,025,542	714,616
Construction trade payables	13,656	31,831
Accounts payable and accrued expenses	37,405	31,136
Other liabilities	16,428	16,998
Total liabilities	1,093,031	794,581
Commitments and contingencies		
Equity attributable to:		
Partners' Equity		
General partner	4,972	5,221
Limited partners	515,154	414,926
Accumulated other comprehensive income	1,463	1,748
Total partners' equity	521,589	421,895
Noncontrolling interests in consolidated partnerships	6,843	—
Total equity	528,432	421,895
Total liabilities and equity	$ 1,621,463	$ 1,216,476

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per unit data)

	For the years ended December 31,		
	2011	**2010**	**2009**
REVENUES			
Base rentals	$ 207,637	$ 178,976	$ 174,046
Percentage rentals	9,084	7,914	6,801
Expense reimbursements	89,620	80,627	78,500
Other income	8,882	8,786	11,248
Total revenues	315,223	276,303	270,595
EXPENSES			
Property operating	100,246	92,898	87,338
General and administrative	30,132	24,553	32,581
Acquisition costs	2,736	82	—
Abandoned development costs	158	365	797
Impairment charges	—	735	—
Depreciation and amortization	84,015	78,039	79,939
Total expenses	217,287	196,672	200,655
Operating income	97,936	79,631	69,940
Interest expense	(45,382)	(34,120)	(37,683)
Gain (loss) on early extinguishment of debt	—	(563)	10,467
Loss on termination of derivatives	—	(6,142)	—
Gain on fair value measurement of previously held interest in acquired joint venture	—	—	31,497
Income before equity in losses of unconsolidated joint ventures and discontinued operations	52,554	38,806	74,221
Equity in losses of unconsolidated joint ventures	(1,565)	(464)	(1,512)
Income from continuing operations	50,989	38,342	72,709
Discontinued operations	—	(98)	(5,214)
Net income	50,989	38,244	67,495
Noncontrolling interests in consolidated partnerships	8	—	—
Net income available to partners	50,997	38,244	67,495
Net income available to limited partners	50,473	37,932	66,970
Net income available to general partner	$ 524	$ 312	$ 525
Basic earnings per common unit:			
Income from continuing operations	$ 2.12	$ 1.29	$ 3.16
Net income	2.12	1.29	2.91
Diluted earnings per common unit:			
Income from continuing operations	$ 2.10	$ 1.29	$ 3.15
Net income	2.10	1.29	2.91

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands, except unit and per unit data)

	General partner	Limited partners	Accumulated other comprehensive income (loss)	Total partners' equity	Noncontrolling interests in consolidated partnerships	Total equity
Balance, December 31, 2008	$ (259)	$ 277,642	$ (11,480)	$ 265,903	$ —	$265,903
Comprehensive income:						
Net income	525	66,970	—	67,495	—	67,495
Other comprehensive income	—	—	4,485	4,485	—	4,485
Total comprehensive income	525	66,970	4,485	71,980	—	71,980
Compensation under Incentive Award Plan	—	11,798	—	11,798	—	11,798
Issuance of 46,042 common units upon exercise of options	—	1,747	—	1,747	—	1,747
Grant of 100,050 restricted units, net of forfeitures	—	—	—	—	—	—
Issuance of 2,433,719 common units in connection with exchangeable debt retirement, net of reacquired equity	—	121,420	—	121,420	—	121,420
Issuance of 87,000 general partner common units and 1,638,000 limited partner common units, net of issuance costs of $5.7 million	5,892	110,927	—	116,819	—	116,819
Preferred distributions ($1.875 per preferred unit)	—	(5,625)	—	(5,625)	—	(5,625)
Common distributions ($3.06 per common unit)	(525)	(62,454)	—	(62,979)	—	(62,979)
Balance, December 31, 2009	5,633	522,425	(6,995)	521,063	—	521,063
Comprehensive income:						
Net income	312	37,932	—	38,244	—	38,244
Other comprehensive income	—	—	8,743	8,743	—	8,743
Total comprehensive income	312	37,932	8,743	46,987	—	46,987
Compensation under Incentive Award Plan	—	5,848	—	5,848	—	5,848
Issuance of 32,275 common shares upon exercise of options	—	1,107	—	1,107	—	1,107
Grant of 78,180 restricted units, net of forfeitures	—	—	—	—	—	—
Preferred distributions ($2.073 per preferred unit)	—	(6,219)	—	(6,219)	—	(6,219)
Common distributions ($3.09 per common unit)	(724)	(71,167)	—	(71,891)	—	(71,891)
Redemption of 3,000,000 preferred units	—	(75,000)	—	(75,000)	—	(75,000)
Balance, December 31, 2010	5,221	414,926	1,748	421,895	—	421,895
Comprehensive income:						
Net income	524	50,473	—	50,997	(8)	50,989
Other comprehensive loss	—	—	(285)	(285)	—	(285)
Total comprehensive income	524	50,473	(285)	50,712	(8)	50,704
Compensation under Incentive Award Plan	—	7,291	—	7,291	—	7,291
Issuance of 13,000 general partner common units and 1,137,000 limited partner common units, net of issuance costs of $670,000	—	117,375	—	117,375	—	117,375
Issuance of 9,125 common units upon exercise of options	—	353	—	353	—	353
Grant of 79,350 restricted units, net of forfeitures	—	—	—	—	—	—
Adjustments for noncontrolling interests in consolidated partnerships	—	(6)	—	(6)	6,851	6,845
Common distributions ($3.175 per common unit)	(773)	(75,258)	—	(76,031)	—	(76,031)
Balance, December 31, 2011	$ 4,972	$ 515,154	$ 1,463	$ 521,589	$ 6,843	$528,432

The accompanying notes are an integral part of these consolidated financial statements.

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31, 2011	2010	2009
OPERATING ACTIVITIES:			
Net income	$ 50,989	$ 38,244	$ 67,495
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	84,015	78,126	80,501
Impairment charges (including discontinued operations)	—	846	5,200
Amortization of deferred financing costs	2,143	1,286	1,511
Equity in losses of unconsolidated joint ventures	1,565	464	1,512
Distributions of cumulative earnings from unconsolidated joint ventures	499	653	660
Loss on termination of derivatives	—	6,142	—
Gain on fair value measurement of previously held interest in acquired joint venture	—	—	(31,497)
(Gain) loss on early extinguishment of exchangeable debt	—	563	(10,467)
Equity-based compensation expense	7,291	5,848	11,798
Amortization of debt (premiums) and discounts, net	(315)	(176)	895
Gain on sale of outparcels of land	—	(161)	(3,293)
Net accretion of market rent rate adjustments	(454)	(950)	(492)
Straight-line base rent adjustments	(3,829)	(2,676)	(2,242)
Increases (decreases) due to changes in:			
Other assets	(9,127)	(8,781)	1,656
Accounts payable and accrued expenses	3,276	(962)	4,032
Net cash provided by operating activities	136,053	118,466	127,269
INVESTING ACTIVITIES:			
Additions of rental properties	(60,314)	(77,487)	(42,369)
Acquisition of rental property	(266,211)	—	—
Acquisition of remaining interests in unconsolidated joint venture, net of cash acquired	—	—	(31,086)
Additions to investments in unconsolidated joint ventures	(25,314)	—	(95)
Termination payments related to derivatives	—	(6,142)	—
Distributions in excess of cumulative earnings from unconsolidated joint ventures	701	897	—
Additions to deferred lease costs	(10,661)	(6,146)	(4,255)
Net proceeds from sales of real estate	723	2,025	1,577
Net cash used in investing activities	(361,076)	(86,853)	(76,228)
FINANCING ACTIVITIES:			
Cash distributions paid	(76,031)	(78,110)	(68,604)
Contributions from partners	117,375	—	116,819
Payment to redeem preferred units	—	(75,000)	—
Proceeds from borrowings and issuance of debt	876,342	903,030	232,100
Repayments of debt	(687,390)	(773,600)	(335,900)
Additions to deferred financing costs	(3,431)	(6,583)	(443)
Proceeds from tax increment financing	—	—	1,502
Proceeds from exercise of options	353	1,107	1,747
Net cash provided by (used in) financing activities	227,218	(29,156)	(52,779)
Net increase (decrease) in cash and cash equivalents	2,195	2,457	(1,738)
Cash and cash equivalents, beginning of year	5,671	3,214	4,952
Cash and cash equivalents, end of year	$ 7,866	$ 5,671	$ 3,214

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF TANGER FACTORY OUTLET CENTERS, INC. AND TANGER PROPERTIES LIMITED PARTNERSHIP

1. Organization of the Company

Tanger Factory Outlet Centers, Inc. and subsidiaries is one of the largest owners and operators of outlet centers in the United States. We are a fully-integrated, self-administered and self-managed real estate investment trust ("REIT") which, through our controlling interest in the Operating Partnership, focuses exclusively on developing, acquiring, owning, operating and managing outlet shopping centers. As of December 31, 2011, we owned and operated 36 outlet centers, with a total gross leasable area of approximately 10.7 million square feet. All references to gross leasable area, square feet, occupancy, stores and store brands contained in the notes to the consolidated financial statements are unaudited. These outlet centers were 99% occupied and contained over 2,300 stores, representing approximately 400 store brands. We also had partial ownership interests in three outlet centers totaling approximately 1.1 million square feet, including one outlet center in Ontario, Canada.

Our outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership and subsidiaries. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

We own the majority of the units of partnership interest issued by the Operating Partnership through our two wholly-owned subsidiaries, Tanger GP Trust and Tanger LP Trust. Tanger GP Trust controls the Operating Partnership as its sole general partner. Tanger LP Trust holds a limited partnership interest. Through May 31, 2011, the Tanger family, through its ownership of the Tanger Family Limited Partnership held the remaining units as a limited partner. On June 1, 2011, the Tanger Family Limited Partnership was dissolved, and the units of the Operating Partnership owned by the Tanger Family Limited Partnership were distributed to the individual Family Limited Partners. Each such Family Limited Partner is now an individual limited partner of the Operating Partnership (collectively the "Family Limited Partners").

As of December 31, 2011, our wholly-owned subsidiaries owned 21,681,914 units of the Operating Partnership and the Family Limited Partners collectively owned the remaining 2,872,973 units. Each unit held by the Family Limited Partners is exchangeable for four of our common shares, subject to certain limitations to preserve our status as a REIT.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements of the Company include its accounts and its consolidated subsidiaries, as well as the Operating Partnership and its consolidated subsidiaries. The consolidated financial statements of the Operating Partnership include its accounts and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

We evaluate our real estate joint ventures in accordance with the Consolidation guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). As a result of our qualitative assessment, we concluded that our Deer Park Joint Venture is a VIE and all of our other joint ventures are not VIE's. Deer Park is considered a VIE because it does not meet the criteria of the members having a sufficient equity investment at risk. Investments in real estate joint ventures in which we have a non-controlling ownership interest are accounted for using the equity method of accounting.

After making the determination that Deer Park was a VIE, we performed an assessment to determine if we would be considered the primary beneficiary and thus be required to consolidate Deer Park's balance sheets and results of operations. This assessment was based upon whether we had the following:

a. The power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance

b. The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity

Based on the provisions of the operating and management agreements of Deer Park, we determined that no one member alone has the power to direct the significant activities that affect the economic performance of Deer Park.

We have determined that all three partners share power in the decisions that most significantly impact Deer Park, as well as the financial rights and obligations, and therefore we are not required to consolidate Deer Park. Our equity method investment in Deer Park as of December 31, 2011 was approximately $5.4 million. We are unable to estimate our maximum exposure to loss at this time because our guarantees are limited and based on the future operating performance of Deer Park. See Note 4 for further discussion of Deer Park.

Noncontrolling interests - In the Company's consolidated financial statements, the "Noncontrolling interests in Operating Partnership" reflects the Family Limited Partners' percentage ownership of the Operating Partnership's units (prior to June 1, 2011, the Tanger Family Limited Partnership's percentage ownership of the Operating Partnership's units) and "Noncontrolling interests in other consolidated partnerships" reflects the interests in consolidated partnerships not wholly-owned by the Company or the Operating Partnership. Noncontrolling interests are initially recorded in the consolidated balance sheets at fair value based upon purchase price allocations. Income is allocated to the noncontrolling interests based on their respective ownership interest.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments - We aggregate the financial information of all outlet centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Property - Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the construction and development of properties, including certain overhead costs, are capitalized. The amount of overhead costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire existing centers are expensed as incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives of 33 years for buildings and improvements, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest costs are capitalized during periods of active construction for qualified expenditures based upon interest rates in place during the construction period until construction is substantially complete. Capitalized interest costs are amortized over lives which are consistent with the constructed assets.

In accordance with accounting guidance for business combinations, we allocate the purchase price of acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from 3 to 33 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The values of below market leases that are considered to have renewal periods with below market rents are amortized over the remaining term of the associated lease plus the renewal periods. The value associated with in-place leases is amortized over the remaining lease term and tenant relationships is amortized over the expected term, which includes an estimated probability of the lease renewal. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangibles is written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. These cash flow projections may be derived from various observable and unobservable inputs and assumptions. Also, we may utilize third-party valuation specialists.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2011, 2010 and 2009 amounted to approximately $393,000, $1.5 million and $300,000, respectively, and internal development costs capitalized amounted to $1.4 million, $1.5 million and $1.5 million, respectively. Depreciation expense related to rental property included in income from continuing operations for each of the years ended December 31, 2011, 2010 and 2009 was $66.2 million, $64.5 million and $64.5 million, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to construction in progress when the pre-construction tasks are completed. Costs of unsuccessful pre-construction efforts are charged to operations when the project is no longer probable.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer. At December 31, 2011 and 2010, respectively, we had cash equivalent investments in highly liquid money market accounts at major financial institutions of $551,000 and $550,000, respectively.

Deferred Charges - Deferred charges includes deferred lease costs and other intangible assets consisting of fees and costs incurred to originate operating leases and are amortized over the average minimum lease term of 5 years. Deferred lease costs capitalized, including internal lease costs and amounts paid to third-party brokers, during 2011, 2010 and 2009 were approximately $10.7 million, $6.1 million and $4.3 million, respectively. Deferred lease costs and other intangible assets also include the value of leases and origination costs deemed to have been acquired in real estate acquisitions. See “Rental Property” above for a discussion. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans using the straight line method which approximates the effective interest method. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Captive Insurance - Our wholly-owned subsidiary, Northline Indemnity, LLC, is responsible for losses up to certain deductible levels per occurrence for property damage (including wind damage from hurricanes) prior to third-party insurance coverage. Insurance losses are reflected in property operating expenses and include estimates of costs incurred, both reported and unreported.

Impairment of Long-Lived Assets - Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. Fair value is determined using a market approach whereby we consider the prevailing market income capitalization rates and sales data for transactions involving similar assets. We recognized impairment losses of $846,000 and $5.2 million during the years ended December 31, 2010 and 2009, respectively. We believe there are no unrecorded impairment losses as of December 31, 2011.

Real estate assets designated as held for sale are stated at the lower of their carrying value or their fair value less costs to sell. We classify real estate as held for sale when our Board of Directors approves the sale of the assets and it meets the requirements of current accounting guidance. Subsequent to this classification, no further depreciation is recorded on the assets. The operating results of real estate assets designated as held for sale and for assets sold are included in discontinued operations for all periods presented in our results of operations.

Impairment of Investments - On a periodic basis, we assess whether there are any indicators that the value of our investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investments, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each joint venture investment are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates and operating costs of the property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the values estimated by us in our impairment analysis may not be realized. As of December 31, 2011, we do not believe that any of our equity investments were impaired.

Derivatives - We selectively enter into interest rate protection agreements to mitigate the impact of changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes.

We recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at their fair value. We also measure the effectiveness, as defined by the relevant accounting guidance, of all derivatives. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a cash flow hedge is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative's change in fair value will be immediately recognized in earnings.

Income Taxes - We operate in a manner intended to enable the Company to qualify as a REIT under the Internal Revenue Code. A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. We intend to continue to qualify as a REIT and to distribute substantially all of the Company's taxable income to its shareholders. Accordingly, no provision has been made in the Company's consolidated financial statements for Federal income taxes. As a partnership, the allocated share of income or loss for the year with respect to the Operating Partnership is included in the income tax returns for the partners; accordingly, no provision has been made for Federal income taxes in the Operating Partnership's consolidated financial statements. In addition, we continue to evaluate uncertain tax positions. The tax years 2008 - 2011 remain open to examination by the major tax jurisdictions to which we are subject.

In November 2005, we issued 7.5% Class C Cumulative Preferred Shares (liquidation preference $25.00 per share). In 2009, we paid a cash dividend of $1.88 per share, of which $1.85 was treated as ordinary income and $0.03 of which was treated as a capital gain distribution. We paid preferred cash dividends per share of $2.07 in 2010 all of which was treated as ordinary income. In December 2010, the Company completed the redemption of all of its outstanding 7.5% Class C Cumulative Preferred Shares. The redemption price was $25.00 per share, plus all accrued and unpaid dividends up to and including the redemption date, for a total redemption price of $25.198 per share. Total cash paid to redeem the shares, plus accrued dividends, was $75.6 million.

For income tax purposes, distributions paid to the Company's common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Dividends per share were taxable as follows:

Common dividends per share:	2011	2010	2009
Ordinary income	$ 0.7938	$ 0.5361	$ 0.7154
Capital gain	—	—	0.0126
Return of capital	—	0.2364	0.0358
	$ 0.7938	$ 0.7725	$ 0.7638

The following reconciles net income available to the Company's shareholders to taxable income available to common shareholders for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Net income available to the Company's shareholders	$ 44,641	$ 34,249	$ 58,019
Preferred share dividends paid	—	(6,219)	(5,625)
Book/tax difference on:			
Depreciation and amortization	16,232	23,469	27,920
Loss on sale or disposal of real estate	(3,113)	(6,706)	(2,449)
Equity in earnings (losses) from unconsolidated joint ventures	2,482	1,326	919
Share-based payment compensation	(491)	(3,154)	(1,919)
Gain on acquisition	—	—	(26,946)
Gain on exchange of convertible notes	—	—	(10,285)
Other differences	997	(5,169)	3,191
Taxable income available to common shareholders	$ 60,748	$ 37,796	$ 42,825

Revenue Recognition - Base rentals are recognized on a straight-line basis over the term of the lease. Straight-line rent adjustments recorded in other assets were approximately $20.8 million and $16.7 million as of December 31, 2011 and 2010, respectively. As a provision of a tenant lease, if we make a cash payment to the tenant for purposes other than funding the construction of landlord assets, we defer the amount of such payments as a lease incentive. We amortize lease incentives as a reduction of base rental revenue over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue from the time the payment is receivable until the tenant vacates the space. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off.

We provide management, leasing and development services for a fee for certain properties that we partially own through a joint venture. Fees received for these services are recognized as other income when earned.

Concentration of Credit Risk - We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income or gross leasable area during 2011, 2010 or 2009.

The Riverhead, NY outlet center is the only property that comprises 10% or more of our consolidated gross revenues. The Riverhead outlet center, originally constructed in 1994 and containing 729,736 square feet as of December 31, 2011, represented approximately 11% and 12% of our consolidated total revenues for the years ended December 31, 2011 and 2010, respectively. The Atlantic City, NJ outlet center is the only property that comprises 10% or more of our consolidated total assets. The Atlantic City outlet center, acquired during 2011 and containing 489,762 square feet as of December 31, 2011, represented 10% of our consolidated total assets as of December 31, 2011.

Supplemental Cash Flow Information - We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2011, 2010 and 2009 amounted to $13.7 million, $31.8 million and $14.2 million, respectively. Interest paid, net of interest capitalized, in 2011, 2010 and 2009 was $45.4 million, $37.6 million and $36.0 million, respectively.

Non-cash Financing Activities - Non-cash financing activities that occurred during the 2011 period included the assumption of mortgage debt in the amount of $112.7 million, including total net premiums of $7.8 million related to the acquisitions described in Note 4.

Non-cash financing activities that occurred during the 2009 period included the assumption of mortgage debt in the amount of $35.8 million, including a discount of $1.5 million related to the acquisition of the remaining 50% interest in the Myrtle Beach Hwy 17 joint venture. In addition, rental property increased by $32.0 million related to the fair market valuation of our previously held interest in excess of carrying amount.

We also completed a non-cash exchange offer in 2009 which resulted in the retirement of $142.3 million in principal amount of exchangeable notes which had a carrying value of $135.3 million. These notes were retired concurrent with the issuance of approximately 9.7 million common shares.

In August 2009, we closed on the sale of an outparcel of land at our property in Washington, PA. A non-cash condition of the sale was the assumption by the buyer of approximately $2.6 million of the tax increment financing liability associated with the property.

Accounting for Equity-Based Compensation - We may issue non-qualified options and other equity-based awards under the Amended and Restated Incentive Award Plan, or the Incentive Award Plan. We account for our equity-based compensation plan under the fair value provisions of the relevant accounting guidance.

New Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance that amends measurement and disclosure requirements related to fair value measurements to improve consistency with International Financial Reporting Standards. The guidance will be effective prospectively for interim and annual periods beginning after December 15, 2011. We are in the process of evaluating this guidance and currently do not believe that it will have a material effect on our consolidated financial statements.

In June 2011, the FASB issued guidance that eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity and requires all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for us beginning January 1, 2012.

3. Development of Rental Properties

Redevelopment: Hilton Head I, South Carolina

During the first quarter of 2011, we completed the redevelopment of our Hilton Head I outlet center and celebrated a grand re-opening on March 31, 2011. As of December 31, 2011, the 177,000 square foot center was 98% occupied. In addition, the property features four pad sites, three of which were leased as of December 31, 2011.

Commitments to complete construction of our redevelopment and other capital expenditure requirements amounted to approximately $1.8 million at December 31, 2011. Commitments for construction represent only those costs contractually required to be paid by us.

Impairment Charge

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value.

In 2005, we sold our outlet center located in Seymour, IN but retained various outparcels of land at the development site, some of which we sold in recent years. In February 2010, our Board of Directors approved the sale of the remaining parcels of land. As a result of this Board approval and an approved plan to actively market the land, we accounted for the land as "held for sale" and recorded a non-cash impairment charge of approximately $735,000 in our consolidated statement of operations which equaled the excess of the carrying amount of the land over its fair value. We determined the fair value using a market approach considering offers that we obtained for all the various parcels less estimated closing costs. See Note 10, Fair Value Measurements, for further discussion. Two of the outparcels were sold during the first half of 2010 for net proceeds of approximately $200,000.

In the second quarter 2009, we recorded a $5.2 million non-cash impairment charge related to our Commerce I, GA outlet center in our consolidated statement of operations which equaled the excess of the property's carrying value over its fair value at that time. We determined the fair value in 2009 using a market approach whereby we considered the prevailing market income capitalization rates and sales data for transactions involving similar assets. In May 2010, our Board of Directors approved the plan for our management to sell the outlet center. The majority of the center was sold in July 2010 for net proceeds of approximately $1.4 million. During the third quarter of 2010, we recorded a non-cash impairment charge of approximately $111,000 to lower the basis of the center to its approximate fair value based on the actual sales contracts related the center. The remaining portion of the center, classified as held for sale in the consolidated balance sheet as of December 31, 2010, was sold at the end of January 2011 for net proceeds of approximately $724,000 . There was no gain or loss on the sale as the impairment charge recorded during the third quarter of 2010 reduced the basis in the remaining property to its approximate fair value.

Change in Accounting Estimate

During 2009, we obtained approval from Beaufort County, SC to implement a redevelopment plan at the Hilton Head I, SC outlet center. Based on the redevelopment timeline, we intended to demolish the existing buildings during the second quarter of 2010. Therefore, we changed the estimated useful lives of the depreciable assets to end at the date the center was expected to be vacant in preparation for demolition. As a result of this change in useful lives, additional depreciation and amortization of approximately $9.0 million and $6.3 million was recognized during the 2010 and 2009 period, respectively. The accelerated depreciation and amortization reduced income from continuing operations and net income by approximately $0.10 and $0.08 per share for the years ended December 31, 2010 and 2009, respectively. Once the demolition was completed during the second quarter of 2010, the fully depreciated assets were written-off.

4. Investments in Unconsolidated Real Estate Joint Ventures

Our investments in unconsolidated joint ventures as of December 31, 2011 and 2010 aggregated $28.5 million and $6.4 million respectively. We have evaluated the accounting treatment for each of the joint ventures and have concluded based on the current facts and circumstances that the equity method of accounting should be used to account for the individual joint ventures. At December 31, 2011, we were members of the following unconsolidated real estate joint ventures:

Joint Venture	Center Location	Ownership %	Square Feet	Carrying Value of Investment (in millions)	Total Joint Venture Debt (in millions)
Wisconsin Dells	Wisconsin Dells, WI	50.0%	265,086	$ 4.0	$ 24.3
Deer Park	Deer Park, Long Island NY	33.3%	656,788	$ 5.4	$ 246.9
Deer Park Warehouse	Deer Park, Long Island NY	33.3%	29,253	$ —	$ 2.3
Galveston/Houston	Texas City, TX	50.0%	—	$ 7.9	—
RioCan Canada	Various	50.0%	159,391	$ 10.0	$ 29.7
National Harbor	Washington D.C. Metro Area	50.0%	—	$ 0.9	$ —
Other				$ 0.3	$ —

These investments are recorded initially at cost and subsequently adjusted for our equity in the venture's net income (loss), cash contributions, distributions and other adjustments required by the equity method of accounting as described below.

The following management, development, leasing and marketing fees were recognized from services provided to our unconsolidated joint ventures (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Fee:			
Management and leasing	$ 1,958	$ 1,927	$ 1,921
Marketing	163	154	147
Total Fees	$ 2,121	$ 2,081	$ 2,068

Our investments in real estate joint ventures are reduced by the percentage of the profits earned for leasing and development services associated with our ownership interest in each joint venture. Our carrying value of investments in unconsolidated joint ventures differs from our share of the assets reported in the "Summary Balance Sheets - Unconsolidated Joint Ventures" shown below due to adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the unconsolidated joint ventures. The differences in basis are amortized over the various useful lives of the related assets.

Wisconsin Dells, Wisconsin

In March 2005, we established the 50/50 Wisconsin Dells joint venture to construct and operate a Tanger Outlet center in Wisconsin Dells, WI. The outlet center opened in August 2008. In December 2009, the joint venture extended its interest-only mortgage loan totaling $25.3 million to December 2012. The modified loan refinanced the original construction loan and bears interest based on the LIBOR plus 3.00%. The loan incurred by this unconsolidated joint venture is collateralized by its property as well as a limited joint and several guarantee which in total is limited to interest costs plus 50% of the principal. The loan had a balance of $24.3 million as of December 31, 2011.

Deer Park, Long Island, New York

In October 2003, we, and two other members each having a 33.3% ownership interest, established a joint venture to develop and own a shopping center in Deer Park, NY. The center opened in October 2008.

On December 22, 2011, Deer Park, closed on the refinancing of its mortgage and mezzanine loans. At the closing, Deer Park made a payment of $20.0 million towards the principal amount of the mortgage bringing the new balance outstanding to $231.9 million. The principal balance on the mezzanine loan remained at $15.0 million. The new interest rates for the mortgage and mezzanine loan are LIBOR plus 3.50% and LIBOR plus 5.00%, respectively. Each of the three partners made an equity contribution to Deer Park prior to closing of $6.4 million. The $20.0 million principal payment was made from a combination of these three equity contributions totaling $19.2 million and cash available within Deer Park. The maturity date of both the mortgage and the mezzanine loan is May 17, 2014.

Deer Park Warehouse, Long Island, New York

In June 2008, we, along with our partners in Deer Park, entered into a joint venture to purchase a warehouse adjacent to the Deer Park project described above for a total purchase price of $3.3 million. Deer Park Warehouse, in which we have a 33.3% ownership interest, is an unconsolidated joint venture. The interest-only mortgage loan for the warehouse matured on May 17, 2011 and the joint venture did not qualify for the one-year extension option. As a result, the joint venture has accrued interest at a default rate of 8.25% from May 17, 2011 to December 31, 2011, and is currently in negotiations with the lender. As of December 31, 2011, the outstanding principal balance under the warehouse mortgage was $2.3 million. In December 2011, the joint venture recorded an impairment charge of approximately $900,000 to lower the basis of the warehouse to its estimated fair market value.

Galveston/Houston, Texas

In June 2011, we announced the formation of a 50/50 joint venture with Simon Property Group, Inc. for the development of a Tanger Outlet Center south of Houston in Texas City, TX. When completed, we expect that the center will feature over 90 brand name and designer outlet stores in the first phase which will contain approximately 350,000 square feet, with room to expand to approximately 470,000 square feet. In July 2011, the joint venture acquired the land underlying the site for approximately $5.6 million. Ground breaking ceremonies were held on August 30, 2011. As of December 31, 2011, we have contributed $7.8 million in cash to the joint venture to fund development activities. We will provide property management and marketing services to the center and with our partners, will jointly provide development and leasing services.

RioCan Canadian Joint Venture

In January 2011, we announced that we entered into a letter of intent with RioCan Real Estate Investment Trust to form an exclusive joint venture for the acquisition, development and leasing of sites across Canada that are suitable for development or redevelopment as outlet shopping centers similar in concept and design to those within our existing U.S. portfolio. Subsequently, in July 2011, we finalized and executed the co-ownership documentation related to the joint venture. Through December 31, 2011, we have contributed approximately $1.0 million to fund pre-development and due diligence costs for various sites. Any projects developed will be co-owned by us and RioCan on a 50/50 basis and will be branded as Tanger Outlet Centers. We have agreed to provide leasing and marketing services to the venture and RioCan will provide development and property management services.

On December 9, 2011, the RioCan Canadian Joint Venture purchased the Cookstown Outlet Mall. The existing outlet center was acquired for $47.4 million, plus an additional $13.8 million for excess land upon the seller meeting certain conditions, for an aggregate purchase price of $61.2 million. RioCan will provide development and property management services to this existing outlet center and we will provide leasing and marketing services. In connection with the purchase, the joint venture assumed the in place financing of $29.6 million which carries an interest rate of 5.10% and matures on June 21, 2014.

National Harbor, Washington Metro Area

In May 2011, we announced the formation of a 50/50 joint venture agreement with The Peterson Companies for the development of Tanger Outlets at National Harbor in the Washington, D.C. Metro area. The resulting Tanger Outlet Center is expected to house approximately 80 outlet designer and name brand stores in a center measuring up to 350,000 square feet. In December 2011, both parties each made initial equity contributions of $850,000 to fund certain pre-development costs. We will provide property management, leasing and marketing services to the joint venture. We and The Peterson Companies will jointly provide site development and construction supervision services to the joint venture.

Condensed combined summary financial information of joint ventures accounted for using the equity method is as follows (in thousands):

Summary Balance Sheets- Unconsolidated Joint Ventures	2011	2010
Assets		
Investment properties at cost, net	$ 344,098	$ 283,902
Cash and cash equivalents	7,582	13,838
Deferred charges, net	14,815	2,563
Deferred debt origination costs, net	7,566	1,427
Prepaids and other assets	11,687	6,291
Total assets	**$ 385,748**	**$ 308,021**
Liabilities and Owners' Equity		
Mortgage payable	$ 303,230	$ 294,034
Construction trade payables	2,669	341
Accounts payable and other liabilities	27,246	4,810
Total liabilities	333,145	299,185
Owners' equity	52,603	8,836
Total liabilities and owners' equity	$ 385,748	$ 308,021

Summary Statements of Operations- Unconsolidated Joint Ventures:	2011	2010	2009
Revenues	$ 38,847	$ 37,858	$ 35,481
Expenses:			
Property operating	18,034	18,172	16,643
General and administrative	250	455	861
Impairment charge	900	—	—
Depreciation and amortization	14,242	14,245	13,419
	33,426	32,872	30,923
Operating income	5,421	4,986	4,558
Interest expense	10,456	6,947	9,913
Net loss	$ (5,035)	$ (1,961)	$ (5,355)
The Company and Operating Partnership's share of:			
Net loss	$ (1,565)	$ (464)	$ (1,512)
Depreciation and asset impairments (real estate related) [1]	5,475	5,146	4,859

(1) The year ended December 31, 2011 includes our one-third share, or $300,000, of a $900,000 impairment charge recorded at the Deer Park Warehouse joint venture entity.

5. Acquisition of Rental Property

Jeffersonville, Ohio

On June 28, 2011, we purchased Prime Outlets at Jeffersonville, a 410,000 square foot outlet center, for $134.0 million in cash. The cash purchase price was funded with proceeds from a $150.0 million senior, unsecured bridge loan.

Atlantic City, New Jersey and Ocean City, Maryland

During 2011, we closed on our admission as a member into four existing entities that resulted in our acquiring substantially all of the economic interests of Atlantic City Outlets The Walk (Atlantic City, NJ) and Ocean City Factory Outlets (Ocean City, MD). The combined purchase price, once all earn out provisions are settled, is expected to be approximately $200.3 million, consisting of $116.8 million in cash (of which $3.0 million is currently contingent consideration and subject to change based upon a tenant's first full year of sales) and the assumption of $83.5 million in indebtedness.

Atlantic City Outlets The Walk is comprised of approximately 490,000 square feet. The cash portion of the purchase price for Atlantic City Outlets The Walk and Ocean City Outlets was funded by amounts available under our unsecured lines of credit.

Hershey, Pennsylvania

On September 30, 2011, we purchased substantially all of the economic interests in The Outlets at Hershey, a 247,000 square foot outlet center, for total consideration of $56.0 million, consisting of $24.6 million in cash and the assumption of $31.4 million of indebtedness. The cash consideration included a $6.2 million loan, which is included in other assets in the consolidated balance sheets, to the noncontrolling interest holder collateralized by their ownership interest in the property. The cash consideration for The Outlets at Hershey was funded by amounts available under our unsecured lines of credit.

The aggregate fair value purchase price of the properties acquired during the year ended December 31, 2011 has been allocated as follows:

	Value (in thousands)	Weighted-Average Amortization Period (in years)
Land	$ 6,425	
Buildings, improvements and fixtures	298,147	
Deferred lease costs and other intangibles		
Above/below market lease value, net	5,166	7.1
Below market ground lease value	31,993	87.6
Lease in place value	24,232	4.0
Tenant relationships	28,628	10.2
Lease and legal costs	3,444	3.2
Total deferred lease costs and other intangibles, net	93,463	
Mortgage fair value adjustments	(7,081)	
Net assets acquired	390,954	
Less: contingent consideration	(3,023)	
Less: noncontrolling interests	(6,845)	
Consideration transferred	$ 381,086	

We incurred approximately $2.7 million in third-party acquisition costs which were expensed as incurred. The aggregate revenues and net loss from the properties from the acquisition dates through December 31, 2011, were $18.5 million, and $1.5 million, respectively.

The results of operations of the following acquired properties are included in the consolidated statements of operations beginning on their respective acquisition dates. The following unaudited condensed pro forma financial information for the year ended December 31, 2011 is presented as if the acquisitions had been consummated as of January 1, 2010, the beginning of the previous reporting period:

	(Pro forma) (Unaudited) Year ended December 31,	
	2011	2010
Total Revenue	$ 336,838	$ 317,021
Income from continuing operations	47,687	35,073

6. Disposition of Properties and Properties Held for Sale

In May 2010, the Company's Board of Directors approved a plan for our management to sell our Commerce I, GA center. The majority of the center was sold in July 2010 for net proceeds of approximately $1.4 million. The remaining portion of the center, classified as held for sale in the consolidated balance sheet as of December 31, 2010, was sold at the end of January 2011 for net proceeds of approximately $724,000. During the third quarter of 2010, we recorded an impairment charge of approximately $111,000 to lower the basis of the center to its approximate fair value which was based on the actual sales contracts related to the center. In the second quarter of 2009, we recorded an impairment charge for this property of $5.2 million which equaled the excess of the property's carrying value over its estimated fair value at that time.

Below is a summary of the results of operations of the disposed property as presented in discontinued operations for the respective periods (in thousands):

Summary statements of operations - disposed properties	2011	2010	2009
Total revenues	$ —	$ 388	$ 1,090
Total expenses	—	486	6,304
Discontinued operations	$ —	$ (98)	$ (5,214)

Land Outparcel Sales

Gains on sale of outparcels are included in other income in the consolidated statements of operations. Cost is allocated to the outparcels based on the relative sales value method. Below is a summary of outparcel sales that we completed during the years ended December 31, 2011, 2010 and 2009, respectively (in thousands, except number of outparcels):

	2011	2010	2009
Number of outparcels	—	3	1
Net proceeds	$ —	$ 602	$ 1,577
Gain on sales of outparcels included in other income	$ —	$ 161	$ 3,293

7. Deferred Charges

Deferred lease costs and other intangibles, net as of December 31, 2011 and 2010 consist of the following (in thousands):

	2011	2010
Deferred lease costs	$ 51,271	$ 40,611
Net above and below market leases	(1,450)	(6,796)
Below market ground leases	36,602	4,609
Other intangibles	128,100	74,372
	214,523	112,796
Accumulated amortization	(93,887)	(79,019)
Deferred lease costs and other intangibles, net	$ 120,636	$ 33,777

Amortization of deferred lease costs and other intangibles included in income from continuing operations for the years ended December 31, 2011, 2010 and 2009 was $17.0 million, $12.3 million and $14.6 million, respectively.

Estimated aggregate amortization expense of net above and below market leases and other intangibles for each of the five succeeding years is as follows (in thousands):

Year	Amount
2012	$ 16,037
2013	11,901
2014	9,606
2015	8,032
2016	6,930
Total	$ 52,506

Deferred debt origination costs, net as of December 31, 2011 and 2010 consist of the following (in thousands):

	2011	2010
Deferred debt origination costs	$ 13,519	$ 10,088
Accumulated amortization	(4,658)	(2,495)
Deferred debt origination costs, net	$ 8,861	$ 7,593

Amortization of deferred debt origination costs included in interest expense for the years ended December 31, 2011, 2010 and 2009 was $2.1 million, $1.3 million and $1.5 million, respectively.

8. Debt of the Company

All of the Company's debt is held directly by the Operating Partnership.

The Company guarantees the Operating Partnership's obligations with respect to its unsecured lines of credit which have a total borrowing capacity of $520.0 million. As of December 31, 2011, the Operating Partnership had $357.1 million outstanding in total on these lines.

The Company also guarantees the Operating Partnership's obligation with respect to the mortgage assumed in connection with the acquisition of the outlet center in Ocean City, MD in July 2011.

9. Debt of the Operating Partnership

Debt as of December 31, 2011 and 2010 consists of the following (in thousands):

	Stated Interest Rate(s)	Maturity Date	December 31, 2011 Principal	December 31, 2011 Premium (Discount)	December 31, 2010 Principal	December 31, 2010 Premium (Discount)
Senior, unsecured notes:						
Senior notes	6.15%	November 2015	$ 250,000	(417)	$ 250,000	$ (510)
Senior notes	6.125%	June 2020	300,000	(1,820)	300,000	(1,981)
Senior exchangeable notes	3.75%	August 2011	—	—	7,210	(103)
Mortgages payable [1]:						
Atlantic City	5.14%-7.65%	November 2021-November 2026	53,826	4,894	—	—
Ocean City	5.24%	December 2015	18,867	375	—	—
Hershey	5.17%-8.00%	July 2015	31,252	2,165	—	—
Note payable [1]	1.50%	June 2016	10,000	(692)	—	—
Unsecured lines of credit [2]	LIBOR + 1.25%	November 2015	357,092	—	160,000	—
			$ 1,021,037	$ 4,505	$ 717,210	$ (2,594)

(1) The effective interest rates assigned during the purchase price allocation to these assumed mortgages and note payable during acquisitions in 2011 were as follows: Atlantic City 5.05%, Ocean City 4.68%, Hershey 3.40% and note payable 3.15%.

(2) Our unsecured lines of credit as of December 31, 2011 bear interest at a rate of LIBOR + 1.25% and expire on November 10, 2015. We have the option to extend the lines for an additional one year to November 10, 2016. These lines require a facility fee payment of 0.25% annually based on the total amount of the commitment. The credit spread and facility fee can vary depending on our investment grade rating.

The unsecured lines of credit and senior unsecured notes include covenants that require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. As of December 31, 2011 we were in compliance with all of our debt covenants.

2011 Transactions

$150.0 Million Senior Unsecured Bridge Loan

In June 2011, the Operating Partnership closed on a $150.0 million senior, unsecured bridge loan at an interest rate of LIBOR + 1.60% and used the proceeds from the loan to fund the acquisition of the Jeffersonville, OH outlet center. In November 2011, the Operating Partnership repaid this bridge loan in conjunction with the recast of its unsecured lines of credit, as discussed below.

Exchangeable Notes

On July 18, 2011, the Operating Partnership issued a notice that it would redeem all outstanding senior exchangeable notes on August 18, 2011, the five year anniversary of the issuance of the notes. In response to this notice, all of the remaining noteholders exercised their exchange rights. In total during 2011, bonds in the amount of $7.2 million were exchanged and 136,360 Company common shares were issued to note holders in addition to the principal repayments.

Assumption of Mortgages Payable

In association with the acquisitions during the third and fourth quarters of 2011 described in Note 4, the Operating Partnership assumed mortgage debt in the amount of $112.7 million, including total fair value premiums of $7.8 million.

Increase In Unsecured Lines of Credit to $520.0 Million

On November 10, 2011, the Operating Partnership amended its $400.0 million of unsecured lines of credit, increasing the total capacity to $520.0 million (of which up to $100.0 million may be borrowed in Canadian dollars) and extending the maturity through November 10, 2015.

The unsecured lines of credit include a $20.0 million liquidity line as well as a $500.0 million syndicated line. The syndicated line may be increased to $750.0 million through an accordion feature in certain circumstances. We have the option to extend the lines for an additional one year to November 10, 2016. As of the date of this filing, based on the Operating Partnership's long-term debt rating, the lines bear interest at a credit spread over LIBOR of 1.25% and require the payment of an annual facility fee of 0.25% on the total committed amount. Previously, the credit spread over LIBOR was 1.90% and the annual facility fee was 0.40%. The Company guarantees the Operating Partnership's obligations under these lines.

2010 Transactions

$300.0 million senior notes

In June 2010, the Operating Partnership completed a public offering of $300.0 million of 6.125% senior notes due 2020 (the "2020 Notes"). The 2020 Notes pay interest semi-annually and were priced at 99.310% of the principal amount to yield 6.219% to maturity.

Net proceeds from the offering, after deducting the underwriting discount and offering expenses, were approximately $295.5 million. We used the net proceeds from the sale of the 2020 Notes to (i) repay our $235 million unsecured term loan due in June 2011, (ii) pay approximately $6.1 million to terminate two interest rate swap agreements associated with the term loan, (iii) repay borrowings under our unsecured lines of credit and (iv) for general working capital purposes.

No prepayment or early termination penalty was paid as a result of the repayment of the term loan; however, unamortized loan origination costs of approximately $563,000 were written-off during the second quarter of 2010.

$400.0 million unsecured lines of credit

In November 2010, the Operating Partnership entered into a $385.0 million syndicated, unsecured revolving line of credit. In addition, the Operating Partnership simultaneously entered into a $15.0 million liquidity line of credit with Bank of America, N.A. providing total revolving line capacity of $400.0 million. The liquidity line's terms were substantially the same as the syndicated line, including maturity date.

Debt Maturities

Maturities of the existing long-term debt as of December 31, 2011 are as follows (in thousands):

Year	Amount
2012	$ 2,563
2013	4,633
2014	3,599
2015	639,431
2016	30,279
Thereafter	340,532
Subtotal	1,021,037
Net premiums	4,505
Total	$ 1,025,542

10. Fair Value Measurements

This note contains required fair value disclosures for certain assets and liabilities measured at fair value on a recurring and non-recurring basis.

Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Tier	Description
Level 1	Defined as observable inputs such as quoted prices in active markets
Level 2	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable
Level 3	Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions

The estimated fair value of our debt, consisting of senior unsecured notes, exchangeable notes, unsecured term credit facilities and unsecured lines of credit, at December 31, 2011 and 2010 was $1.1 billion and $770.1 million, respectively, and its recorded value was $1.0 billion and $714.6 million, respectively. Fair values were determined, based on level 2 inputs, using discounted cash flow analysis with an interest rate or credit spread similar to that of current market borrowing arrangements.

11. Shareholders' Equity of the Company

2011 Transactions

2 for 1 Common Share Split

The Company's Board of Directors declared a 2 for 1 split of the Company's common shares on January 13, 2011, effective in the form of a share dividend, payable on January 24, 2011. The Company retained the current par value of $.01 per share on all common shares. All references to the number of shares outstanding, per share amounts and share options data of the Company's common shares reflect the effect of the split for all periods presented. Since the number of Operating Partnership units did not change as a result of the split, each Operating Partnership unit owned by the Family Limited Partners is now exchangeable for four of the Company's common shares. Prior to the 2011 split, the exchange ratio was one unit for two common shares.

Common Share Offering

On July 6, 2011, the Company completed a public offering of 4.6 million common shares at a price of $25.662 per share. The net proceeds to the Company from the offering, after deducting estimated offering expenses, were approximately $117.4 million. Net proceeds from the offering were contributed to the Operating Partnership in exchange for 13,000 general partnership common units and 1,137,000 limited partnership common units. The Operating Partnership used the net proceeds from the offering to repay borrowings under its unsecured lines of credit and for general corporate purposes.

Redemption of Senior Exchangeable Notes

As discussed in Note 9, 136,360 Company common shares were issued in connection with the exchange of senior exchangeable notes during 2011.

Exchange of Operating Partnership Units for Company Common Shares

On August 17, 2011, 160,332 Operating Partnership units were exchanged by a Family Limited Partner for 641,328 Company common shares. These shares were registered by a registration statement that became effective on August 12, 2011.

2010 Transactions

In December 2010, the Company completed the redemption of all of its outstanding 7.5% Class C Cumulative Preferred Shares. The redemption price was $25.00 per share, plus all accrued and unpaid dividends up to and including the redemption date, for a total redemption price of $25.198 per share. Total cash paid to redeem the shares , plus accrued dividends, was $75.6 million.

12. Partners' Equity of the Operating Partnership

When the Company issues common shares upon exercise of options or issuance of restricted share awards, the Operating Partnership issues a corresponding unit to the Company on a four shares for one unit basis. At December 31, 2011 and December 31, 2010, the ownership interests of the Operating Partnership consisted of the following:

	December 31, 2011	December 31, 2010
Common units:		
General partner	250,000	237,000
Limited partners	24,304,887	23,045,322
Total common units	**24,554,887**	**23,282,322**

13. Noncontrolling Interests

Noncontrolling interests in the Operating Partnership relate to the interests in the Operating Partnership owned by Family Limited Partners as discussed in Note 1. Family Limited Partners are holders of Operating Partnership units that may be exchanged for Company common shares in a ratio of one unit for four Company common shares. The noncontrolling interests in other consolidated partnerships consist of outside equity interests in partnerships not wholly owned by the Company or the Operating Partnership that are consolidated with the financial results of the Company and Operating Partnership because the Operating Partnership exercises control over the entities that own the properties.

14. Earnings Per Share of the Company

The following table sets forth a reconciliation of the numerators and denominators in computing earnings per share for the years ended December 31, 2011, 2010 and 2009 (in thousands, except per share amounts). Note that per share amounts reflect a two-for-one split of the Company's common shares in January 2011.

	2011	2010	2009
NUMERATOR			
Income from continuing operations attributable to the Company	$ 44,641	$ 34,334	$ 62,445
Applicable preferred share dividends	—	(5,297)	(5,625)
Original issuance costs related to redeemed preferred shares	—	(2,539)	—
Allocation of earnings to participating securities	(684)	(598)	(741)
Income from continuing operations available to common shareholders of the Company	43,957	25,900	56,079
Discontinued operations attributable to participating securities	—	—	40
Discontinued operations attributable to the Company	—	(85)	(4,426)
Net income available to common shareholders of the Company	$ 43,957	$ 25,815	$ 51,693
DENOMINATOR			
Basic weighted average common shares	83,000	80,187	71,832
Effect of notional units	965	—	—
Effect of exchangeable notes	93	112	37
Effect of outstanding options	71	91	155
Diluted weighted average common shares	84,129	80,390	72,024
Basic earnings per common share:			
Income from continuing operations	$ 0.53	$ 0.32	$ 0.78
Discontinued operations	—	—	(0.06)
Net income	$ 0.53	$ 0.32	$ 0.72
Diluted earnings per common share:			
Income from continuing operations	$ 0.52	$ 0.32	$ 0.78
Discontinued operations	—	—	(0.06)
Net income	$ 0.52	$ 0.32	$ 0.72

The notional units are considered contingently issuable common shares and are included in earnings per share if the effect is dilutive using the treasury stock method.

Outstanding senior, exchangeable notes were included in the diluted earnings per share computation, if the effect was dilutive, using the treasury stock method. In applying the treasury stock method, the effect was dilutive if the average market price of our common shares for at least 20 trading days in the 30 consecutive trading days at the end of each quarter were higher than the exchange price, which prior to redemption was $17.83 per share. There were no outstanding senior, exchangeable notes as of December 31, 2011.

The computation of diluted earnings per share excludes options to purchase common shares when the exercise price is greater than the average market price of the common shares for the period. For the year ended December 31, 2011, 183,500 options were excluded from the computation. No options were excluded from the computation for the years ended December 31, 2010 and 2009, respectively. The assumed exchange of the partnership units held by the noncontrolling interest limited partners as of the beginning of the year, which would result in the elimination of earnings allocated to the noncontrolling interest in the Operating Partnership, would have no impact on earnings per share since the allocation of earnings to a partnership unit, as if exchanged, is equivalent to earnings allocated to a common share.

The Company's unvested restricted share awards contain non-forfeitable rights to dividends or dividend equivalents. The impact of the unvested restricted share awards on earnings per share has been calculated using the two-class method whereby earnings are allocated to the unvested restricted share awards based on dividends declared and the unvested restricted shares' participation rights in undistributed earnings.

15. Earnings Per Unit of the Operating Partnership

The following table sets forth a reconciliation of the numerators and denominators in computing earnings per unit for the years ended December 31, 2011, 2010 and 2009 (in thousands, except per unit amounts):

	2011	2010	2009
NUMERATOR			
Income from continuing operations available to partners of the Operating Partnership	$ 50,997	$ 38,342	$ 72,709
Applicable preferred unit distributions	—	(5,297)	(5,625)
Original issuance costs related to redeemed preferred units	—	(2,539)	—
Allocation of earnings to participating securities	(684)	(598)	(747)
Income from continuing operations available to common unitholders of the Operating Partnership	50,313	29,908	66,337
Allocation of earnings to discontinued operations	—	—	46
Discontinued operations	—	(98)	(5,214)
Net income available to common unitholders of the Operating Partnership	$ 50,313	$ 29,810	$ 61,169
DENOMINATOR			
Basic weighted average common units	23,723	23,080	20,991
Effect of notional units	241	—	—
Effect of exchangeable notes	23	28	9
Effect of outstanding options	18	23	39
Diluted weighted average common units	24,005	23,131	21,039
Basic earnings per common unit:			
Income from continuing operations	$ 2.12	$ 1.29	$ 3.16
Discontinued operations	—	—	(0.25)
Net income	$ 2.12	$ 1.29	$ 2.91
Diluted earnings per common unit:			
Income from continuing operations	$ 2.10	$ 1.29	$ 3.15
Discontinued operations	—	—	(0.24)
Net income	$ 2.10	$ 1.29	$ 2.91

The notional units are considered contingently issuable common units and are included in earnings per unit if the effect is dilutive using the treasury stock method.

When the Company issues common shares upon exercise of options or issuance of restricted share awards, the Operating Partnership issues a corresponding unit to the Company for every four common shares issued. Outstanding senior, exchangeable notes were included in the diluted earnings per unit computation, if the effect is dilutive, using the treasury stock method. In applying the treasury stock method, the effect was dilutive if the average market price of the Company's common shares for at least 20 trading days in the 30 consecutive trading days at the end of each quarter were higher than the exchange price, which prior to redemption was $17.83 per common share. There were no outstanding senior, exchangeable notes as of December 31, 2011.

The computation of diluted earnings per unit excludes options to purchase common units when the exercise price is greater than the average market price of the common units for the period. The market price of a common unit is considered to be equivalent to four times the market price of a Company common share. For the year ended December 31, 2011, 45,875 options were excluded from the computation. No options were excluded from the computation for the years ended December 31, 2010 and 2009, respectively.

The Company's unvested restricted share awards contain non-forfeitable rights to distributions or distribution equivalents. The impact of the unvested restricted unit awards on earnings per unit has been calculated using the two-class method whereby earnings are allocated to the unvested restricted unit awards based on distributions declared and the unvested restricted units' participation rights in undistributed earnings.

16. Share-Based Compensation of the Company

We have a shareholder approved share-based compensation plan, the Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers and Tanger Properties Limited Partnership (the "Plan"), which covers our independent directors, officers and our employees. We may issue up to 15.4 million common shares under the Plan. Through December 31, 2011, we had granted 7,345,460 options, net of options forfeited, and 2,774,820 restricted share awards, net of restricted shares forfeited, and notional units which may result in the issuance of a maximum of 1,176,000 common shares. Shares remaining available for future issuance totaled 4,103,720 common shares. The amount and terms of the awards granted under the Plan are determined by the Share and Unit Option Committee of the Board of Directors.

In February 2011, the Company's Board of Directors approved the grant of 191,500 options to non-executive employees of the Company. The exercise price of the options granted during the first quarter of 2011 is $26.06 which equaled the closing market price of the Company's common shares on the day prior to the grant date. The options expire ten years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the 2011 grant: expected dividend yield 3.0%; expected life of 7 years; expected volatility of 32.8%; a risk-free rate of 2.9%; and forfeiture rates of 3.0% to 20.0% dependent upon the employee's position within the Company.

During 2011, 2010 and 2009, the Board of Directors approved the grant of 329,000, 312,750 and 415,000 restricted shares, respectively, to the independent directors and the senior executive officers. The independent directors' restricted shares vest ratably over a three year period and the senior executive officers' restricted shares vest ratably over a five year period. For all of the restricted awards described above, the grant date fair value of the award was determined based upon the market price of our common shares on the date of grant and the associated compensation expense is being recognized in accordance with the vesting schedule of each grant.

Also, during the first quarter of 2010, the Company's Compensation Committee Approved the general terms of the Tanger Factory Outlet Centers, Inc. 2010 Multi-Year Performance Plan, (the "2010 Multi Year Performance Plan"). Under the 2010 Multi-Year Performance Plan, we granted 392,000 notional units, net of notional units forfeited, to award recipients as a group. If the Company's aggregate share price appreciation during the four year period beginning January 1, 2010 equals or exceeds the minimum threshold of 40%, then the notional units will convert into the Company's restricted common shares on a one-for-one basis. The notional units will convert into restricted common shares on a one-for-two basis if the share price appreciation exceeds the target threshold of 50% and on a one-for-three basis if the share price appreciation exceeds the maximum of 60%. The notional amounts will convert on a pro-rata basis between share price appreciation thresholds. The share price targets will be reduced on a dollar-for-dollar basis with respect to any dividend payments made during the measurement period, subject to a minimum level price target. For notional amounts granted in 2010, any shares earned on December 31, 2013 will vest on December 31, 2014 contingent on continued employment through the vesting date.

The notional units, prior to the date they are converted into restricted common shares, will not entitle award recipients to receive any dividends or other distributions. If the notional units are earned, and thereby converted into restricted common shares, then award recipients will be entitled to receive a payment of all dividends and other distributions that would have been paid had the number of earned common shares been issued at the beginning of the performance period. Thereafter, dividends and other distributions will be paid currently with respect to all restricted common shares that were earned.

At the end of the four-year performance period, if the minimum share price threshold is not achieved but the Company's share performance exceeds the 50th percentile of the share performance of its peer group, the notional units will convert into restricted common shares on a one-for-one basis. All determinations, interpretations and assumptions relating to the vesting and calculation of the performance awards will be made by the Company's Compensation Committee.

We recorded share based compensation expense in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009, respectively, as follows (in thousands):

	2011	2010	2009
Restricted shares [(1)]	$ 5,227	$ 4,095	$ 11,720
Notional unit performance awards	1,885	1,753	—
Options	179	—	78
Total share based compensation	$ 7,291	$ 5,848	$ 11,798

(1) For the year ended December 31, 2009, includes $6.9 million of incremental share-based compensation related to the accelerated vesting of restricted shares.

Stanley K. Tanger, founder of the Company, retired as an employee of the Company and resigned as Chairman of the Board effective September 1, 2009. Pursuant to Mr. Tanger's employment agreement, as mutually agreed upon by the Company and Mr. Tanger, he received a cash severance amount of $3.4 million. Additionally, the Board approved a modification to Mr. Tanger's restricted share agreements whereas, upon his retirement, 432,000 unvested restricted common shares previously granted to Mr. Tanger vested. As a result of this vesting, we recorded $6.9 million in incremental share-based compensation expense. Mr. Tanger's severance costs are included in the general and administrative expenses in the consolidated statement of operations for the year-ended December 31, 2009. Mr. Tanger continued to serve as a member of the Company's Board of Directors until his passing on October 23, 2010.

Share-based compensation expense capitalized as a part of rental property and deferred lease costs during the years ended December 31, 2011, 2010 and 2009 was $234,000, $393,000 and $302,000, respectively.

Options outstanding at December 31, 2011 had the following weighted average exercise prices and weighted average remaining contractual lives:

	Options Outstanding			Options Exercisable	
Exercise prices	Options	Weighted average exercise price	Weighted remaining contractual life in years	Options	Weighted average exercise price
$9.69	10,000	$ 9.69	2.32	10,000	$ 9.69
$9.71	61,700	9.71	2.33	61,700	9.71
$11.81	12,000	11.81	2.84	12,000	11.81
$26.06	177,500	26.06	9.16	—	—
	261,200	$ 20.92	6.99	83,700	$ 10.01

A summary of option activity under our Amended and Restated Incentive Award Plan as of December 31, 2011 and changes during the year then ended is presented below (aggregate intrinsic value amount in thousands):

Options	Shares	Weighted-average exercise price	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Outstanding as of December 31, 2010	**120,200**	**$ 9.92**		
Granted	191,500	26.06		
Exercised	**(36,500)**	**9.71**		
Forfeited	(14,000)	26.06		
Outstanding as of December 31, 2011	**261,200**	**$ 20.92**	**6.99**	**$ 2,273**
Vested and Expected to Vest as of				
December 31, 2011	222,181	$ 20.01	6.61	$ 2,135
Exercisable as of December 31, 2011	83,700	$ 10.01	2.40	$ 1,642

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $652,000, $1.7 million and $1.5 million, respectively.

The following table summarizes information related to unvested restricted shares outstanding as of December 31, 2011:

Unvested Restricted Shares	Number of shares	Weighted average grant date fair value
Unvested at December 31, 2010	**717,760**	**$ 17.95**
Granted	329,000	25.48
Vested	**(243,823)**	**18.46**
Forfeited	(11,600)	17.78
Unvested at December 31, 2011	**791,337**	**$ 20.93**

The total value of restricted shares vested during the years ended 2011, 2010 and 2009 was $7.1 million, $4.7 million and $13.5 million, respectively.

As of December 31, 2011, there was $19.5 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.

17. Equity-Based Compensation of the Operating Partnership

As discussed in Note 16, the Operating Partnership and the Company have a joint plan whereby equity based and performance based awards may be granted to directors, officers and employees. When shares are issued by the Company, the Operating Partnership issues corresponding units to the Company based on the current exchange ratio as provided by the Operating Partnership agreement. Based on the current exchange ratio, each unit in the Operating Partnership is equivalent to four common shares of the Company. Therefore, when the Company grants an equity based award, the Operating Partnership treats each award as having been granted by the Operating Partnership. The maximum units that may be issued to the Company due to equity awards granted by the Company are limited by the Plan to 15.4 million of the Company's common shares, or in terms of units, 3,850,000 units. Units available to satisfy future equity based awards by the Company at December 31, 2011 totaled 1,025,930.

The tables below set forth the unit based compensation expense and other related information as recognized in the Operating Partnership's consolidated financial statements.

We recorded equity-based compensation expense in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009, respectively, as follows (in thousands):

	2011	2010	2009
Restricted units [1]	$ 5,227	$ 4,095	$ 11,720
Notional unit performance awards	1,885	1,753	—
Options	179	—	78
Total equity based compensation	$ 7,291	$ 5,848	$ 11,798

(1) For the year ended December 31, 2009, includes $6.9 million of incremental equity-based compensation related to the accelerated vesting of restricted units.

Stanley K. Tanger, founder of the Company, retired as an employee of the Company and resigned as Chairman of the Board effective September 1, 2009. Pursuant to Mr. Tanger's employment agreement, as mutually agreed upon by the Company and Mr. Tanger, he received a cash severance amount of $3.4 million. Additionally, the Board approved a modification to Mr. Tanger's restricted share agreements whereas, upon his retirement, 432,000 unvested restricted common shares previously granted to Mr. Tanger vested. As a result of this vesting, we recorded $6.9 million in incremental share-based compensation expense. Mr. Tanger's severance costs are included in the general and administrative expenses in the consolidated statement of operations for the year-ended December 31, 2009. Mr. Tanger continued to serve as a member of the Company's Board of Directors until his passing on October 23, 2010.

Equity-based compensation expense capitalized as a part of rental property and deferred lease costs during the years ended December 31, 2011, 2010 and 2009 was $234,000, $393,000 and $302,000, respectively.

Options outstanding at December 31, 2011 had the following weighted average exercise prices and weighted average remaining contractual lives:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Options	Weighted average exercise price	Weighted remaining contractual life in years	Options	Weighted average exercise price
$38.76	2,500	$ 38.76	2.32	2,500	$ 38.76
$38.83	15,425	38.83	2.33	15,425	38.83
$47.25	3,000	47.25	2.84	3,000	47.25
$104.24	44,375	104.24	9.16	—	—
	65,300	$ 83.66	6.99	20,925	$ 40.03

A summary of option activity under our Amended and Restated Incentive Award Plan as of December 31, 2011 and changes during the year then ended is presented below (aggregate intrinsic value amount in thousands):

Options	Units	Weighted-average exercise price	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Outstanding as of December 31, 2010	**30,050**	**$ 39.66**		
Granted	47,875	104.24		
Exercised	**(9,125)**	**38.83**		
Forfeited	(3,500)	104.24		
Outstanding as of December 31, 2011	**65,300**	**$ 83.66**	**6.99**	**$ 2,273**
Vested and Expected to Vest as of				
December 31, 2011	55,545	$ 80.05	6.61	$ 2,135
Exercisable as of December 31, 2011	20,925	$ 40.03	2.40	$ 1,642

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $652,000, $1.7 million and $1.5 million, respectively.

The following table summarizes information related to unvested restricted units outstanding as of December 31, 2011:

Unvested Restricted Units	Number of units	Weighted average grant date fair value
Unvested at December 31, 2010	**179,440**	**$ 71.81**
Granted	82,250	101.91
Vested	**(60,956)**	**73.84**
Forfeited	(5,800)	71.13
Unvested at December 31, 2011	**194,934**	**$ 83.70**

The total value of restricted units vested during the years ended 2011, 2010 and 2009 was $7.1 million, $4.7 million and $13.5 million, respectively.

As of December 31, 2011, there was $19.5 million of total unrecognized compensation cost related to unvested equity-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.

18. Other Comprehensive Income of the Company

Total comprehensive income for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Net income	$ 50,989	$ 38,244	$ 67,495
Other comprehensive income:			
Reclassification adjustment for amortization of gain on settlement of US treasury rate lock included in net income	(331)	(311)	(294)
Reclassification adjustment for termination of derivatives	—	6,142	—
Change in fair value of cash flow hedges	—	2,905	2,700
Change in fair value of our portion of our unconsolidated joint ventures' cash flow hedges	46	7	2,079
Other comprehensive income (loss)	(285)	8,743	4,485
Total comprehensive income	50,704	46,987	71,980
Total comprehensive income attributable to the noncontrolling interest	(6,312)	(5,145)	(10,153)
Total comprehensive income attributable to common shareholders of the Company	$ 44,392	$ 41,842	$ 61,827

The remaining net benefit from a derivative settled during 2005 in accumulated other comprehensive income was an unamortized balance as of December 31, 2011 of $1.5 million which will be amortized into the statement of operations through October 2015.

19. Other Comprehensive Income of the Operating Partnership

Total comprehensive income for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Net income	$ 50,989	$ 38,244	$ 67,495
Other comprehensive income:			
Reclassification adjustment for amortization of gain on settlement of US treasury rate lock included in net income	(331)	(311)	(294)
Reclassification adjustment for termination of derivatives	—	6,142	—
Change in fair value of cash flow hedges	—	2,905	2,700
Change in fair value of our portion of our unconsolidated joint ventures' cash flow hedges	46	7	2,079
Other comprehensive income (loss)	(285)	8,743	4,485
Total comprehensive income	50,704	46,987	71,980
Total comprehensive income attributable to noncontrolling interests in consolidated partnerships	8	—	—
Total comprehensive income attributable to partners in the Operating Partnership	$ 50,712	$ 46,987	$ 71,980

The remaining net benefit from a derivative settled during 2005 in accumulated other comprehensive income was an unamortized balance as of December 31, 2011 of $1.5 million which will be amortized into the statement of operations through October 2015.

20. Supplementary Income Statement Information

The following amounts are included in property operating expenses in income from continuing operations for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Advertising and promotion	$ 21,880	$ 20,245	$ 18,951
Common area maintenance	48,333	43,218	40,689
Real estate taxes	16,710	15,593	15,309
Other operating expenses	13,323	13,842	12,389
	$ 100,246	$ 92,898	$ 87,338

21. Lease Agreements

We are the lessor of over 2,300 stores in our 36 consolidated outlet centers, under operating leases with initial terms that expire from 2012 to 2049. Future minimum lease receipts under non-cancellable operating leases as of December 31, 2011, excluding the effect of straight-line rent and percentage rentals, are as follows (in thousands):

2012	$ 201,219
2013	170,052
2014	139,117
2015	118,637
2016	90,345
Thereafter	214,037
	$ 933,407

22. Commitments and Contingencies

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2012 to 2096. Annual rental payments for these leases totaled approximately $6.1 million, $5.3 million and $5.2 million, for the years ended December 31, 2011, 2010 and 2009, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2012	$ 5,444
2013	4,672
2014	4,353
2015	4,224
2016	4,227
Thereafter	188,526
	$ 211,446

We are also subject to legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters is not expected to have a material effect on our results of operations, financial condition or cash flows.

23. Related Party Transactions

During the third quarter of 2010, Stanley K. Tanger, the Company's founder, transferred his general partnership interest in the Tanger Family Limited Partnership, to the Stanley K. Tanger Marital Trust. As discussed in Note 2, the Tanger Family Limited Partnership was the noncontrolling interest in the Company's consolidated financial statements. The sole trustee of the Stanley K. Tanger Marital Trust, and thus effectively the general partner of Tanger Family Limited Partnership, was John H. Vernon. Mr. Vernon is a partner at the law firm of Vernon, Vernon, Wooten, Brown, Andrews & Garrett, or the Vernon Law Firm, which has served as the principal outside counsel of the Company and Operating Partnership since their inception in 1993. Based on Mr. Vernon's position as trustee of the Stanley K. Tanger Marital Trust, the general partner of the Tanger Family Limited Partnership, he was considered a related party until the dissolution of the Tanger Family Limited Partnership on June 1, 2011. However, Mr. Vernon had neither ownership rights nor economic interests in either the Tanger Family Limited Partnership or the Stanley K. Tanger Marital Trust while he served as trustee.

Fees paid to the Vernon Law Firm were approximately $1,617,000, $1,144,000 and $851,000 for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2010 and 2009, no amounts were included in accounts payable and accrued expenses for the Vernon Law Firm. Effective June 1, 2011, upon dissolution of the Tanger Family Limited Partnership, Mr. Vernon was no longer considered a related party.

For the years ended December 31, 2011, 2010 and 2009, Tanger Family Limited Partnership received quarterly distributions of earnings totaling $4.8 million, $9.4 million and $9.3 million, respectively.

On June 1, 2011, the Tanger Family Limited Partnership was dissolved in connection with the settling of the estate of Stanley Tanger. Upon dissolution of the Tanger Family Limited Partnership, the units of the Operating Partnership owned by the Tanger Family Limited Partnership were distributed to the Family Limited Partners, who are primarily the descendants of Stanley Tanger (including Steven Tanger, the Company's Chief Executive Officer), their spouses or former spouses or their children and/or trusts for their benefit. Each such individual beneficial owner is now an individual limited partner of the Operating Partnership, and each has the ability to exchange their Operating Partnership units for the Company's common shares in the ratio of one Operating Partnership unit for four Company common shares. During 2011, 160,332 Operating Partnership units were exchanged by a Family Limited Partner for 641,328 Company common shares.

24. Subsequent Events

Family Limited Partner Conversions

From January 1, 2012 through the date of this filing, various Family Limited Partners exchanged a total of 1,017,252 Operating Partnership units for 4,069,008 Company common shares. Steven B. Tanger, did not exchange any of the Operating Partnership units that he owns as a result of the distribution of the estate of Stanley K. Tanger to the various Family Limited Partners. After the above described exchanges, the Family Limited Partners own 1,855,721 Operating Partnership units.

$250.0 Million Unsecured Term Loan

On February 24, 2012, the Operating Partnership closed on a seven-year $250.0 million unsecured term loan. The term loan will be interest only, matures in the first quarter of 2019 and is pre-payable without penalty beginning in the first quarter of 2015. Based on our current credit ratings, the new loan has an initial interest rate of LIBOR + 1.80%. We used the net proceeds of the term loan to reduce the outstanding balances on our $520.0 million unsecured lines of credit.

Glendale, Arizona

On February 20, 2012, we announced plans to begin construction on Tanger Outlets Westgate, our previously announced site in Glendale, AZ. Currently, we expect the outlet center to contain approximately 328,000 square feet and to be open in time for the 2012 holiday shopping season.

Steven B. Tanger Amended and Restated Employment Agreement

On February 28, 2012, we entered into an amended and restated Employment Agreement (the "Employment Agreement") with Steven B. Tanger, our President and Chief Executive Officer. The Employment Agreement amends and restates Mr. Tanger's existing employment agreement in its entirety, effective as of January 1, 2012.

As a part of the Employment Agreement, the Company granted Mr. Tanger certain equity awards on February 28, 2012. Such equity awards consist of the following: 45,000 fully-vested common shares; 90,000 restricted common shares that will vest ratably over five years based on Mr. Tanger's continued employment and 90,000 restricted common shares that will vest ratably over five years based on Mr. Tanger's continued employment and the Company achieving certain minimum total returns to shareholders.

25. Quarterly Financial Data of the Company (Unaudited)

The following table sets forth the Company's summary quarterly financial information for the years ended December 31, 2011 and 2010 (unaudited and in thousands, except per common share data) [(1)]. This information is not required for the Operating Partnership. Also, note that all per share amounts reflect the Company's two for one split of its common shares effective January 24, 2011:

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 70,739	$ 72,101	$ 83,243	$ 89,140
Operating income	21,174	22,319	26,177	28,266
Income from continuing operations	10,817	10,842	14,192	15,138
Net income	10,817	10,842	14,192	15,138
Income attributable to the Company	9,398	9,422	12,464	13,357
Income available to common shareholders of the Company	9,206	9,257	12,300	13,194
Basic earnings per share available to common shareholders				
Income from continuing operations	$ 0.11	$ 0.11	$ 0.14	$ 0.15
Net income	0.11	0.11	0.14	0.15
Diluted earnings per share available to common shareholders				
Income from continuing operations	$ 0.11	$ 0.11	$ 0.14	$ 0.15
Net income	0.11	0.11	0.14	0.15

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter [2]
Total revenues	$ 66,042	$ 65,295	$ 69,473	$ 75,493
Operating income	11,018	20,100	23,698	24,815
Income from continuing operations	3,002	5,393	14,856	15,091
Net income	3,003	5,392	14,753	15,096
Income attributable to the Company	2,793	4,868	12,999	13,589
Income available to common shareholders of the Company	1,218	3,318	11,451	9,828
Basic earnings per share available to common shareholders				
Income from continuing operations	$ 0.02	$ 0.04	$ 0.14	$ 0.12
Net income	0.02	0.04	0.14	0.12
Diluted earnings per share available to common shareholders				
Income from continuing operations	$ 0.02	$ 0.04	$ 0.14	$ 0.12
Net income	0.02	0.04	0.14	0.12

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

(2) The fourth quarter of 2010, income from continuing operations available to common shareholders and net income available to common shareholders have been reduced by approximately $2.5 million for the original issuance costs related to the 3,000,000 Class C Cumulative Preferred Shares that were redeemed in full in December 2010.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2011 (in thousands)

Description			Initial cost to Company		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at Close of Period December 31, 2011 [1]					
Outlet Center Name	Location	Encum- brances	Land	Buildings, Improve- ments & Fixtures	Land	Buildings, Improve- ments & Fixtures	Land	Buildings, Improve- ments & Fixtures	Total	Accumulated Depreciation	Date of Construction	Life Used to Compute Depreciation in Income Statement
Atlantic City	Atlantic City, NJ	$ 58,721	$ —	$ 125,988	$ —	$ —	$ —	$ 125,988	$ 125,988	$ 2,215	2011 [3]	[2]
Barstow	Barstow, CA	—	3,281	12,533	—	19,760	3,281	32,293	35,574	15,134	1995	[2]
Blowing Rock	Blowing Rock, NC	—	1,963	9,424	—	5,259	1,963	14,683	16,646	6,724	1997 [3]	[2]
Branson	Branson, MO	—	4,407	25,040	396	14,154	4,803	39,194	43,997	22,676	1994	[2]
Charleston	Charleston, SC	—	10,353	48,877	—	7,678	10,353	56,555	66,908	14,434	2006	[2]
Commerce II	Commerce, GA	—	1,262	14,046	707	30,343	1,969	44,389	46,358	23,247	1995	[2]
Foley	Foley, AL	—	4,400	82,410	693	39,900	5,093	122,310	127,403	29,950	2003 [3]	[2]
Gonzales	Gonzales, LA	—	679	15,895	—	20,516	679	36,411	37,090	20,171	1992	[2]
Hershey	Hershey, PA	33,416	3,673	48,186	—	—	3,673	48,186	51,859	521	2011[3]	[2]
Hilton Head I	Bluffton, SC	—	4,753	—	—	30,816	4,753	30,816	35,569	1,364	2011	[2]
Hilton Head II	Bluffton, SC	—	5,128	20,668	—	6,876	5,128	27,544	32,672	8,198	2003 [3]	[2]
Howell	Howell, MI	—	2,250	35,250	—	8,914	2,250	44,164	46,414	13,376	2002 [3]	[2]
Jeffersonville	Jeffersonville, OH	—	2,752	111,276	—	—	2,752	111,276	114,028	2,003	2011[3]	[2]
Kittery I	Kittery, ME	—	1,242	2,961	229	2,356	1,471	5,317	6,788	4,204	1986	[2]
Kittery II	Kittery, ME	—	1,451	1,835	—	764	1,451	2,599	4,050	2,092	1989	[2]
Lancaster	Lancaster, PA	—	3,691	19,907	—	16,695	3,691	36,602	40,293	21,332	1994 [3]	[2]
Lincoln City	Lincoln City, OR	—	6,268	28,663	267	8,689	6,535	37,352	43,887	11,003	2003 [3]	[2]
Locust Grove	Locust Grove, GA	—	2,558	11,801	—	24,371	2,558	36,172	38,730	17,787	1994	[2]
Mebane	Mebane, NC	—	8,821	53,362	—	112	8,821	53,474	62,295	3,351	2010	[2]
Myrtle Beach Hwy 17	Myrtle Beach, SC	—	—	80,733	—	3,911	—	84,644	84,644	10,799	2009 [3]	[2]
Myrtle Beach Hwy 501	Myrtle Beach, SC	—	10,236	57,094	—	33,907	10,236	91,001	101,237	21,207	2003 [3]	[2]
Nags Head	Nags Head, NC	—	1,853	6,679	—	5,034	1,853	11,713	13,566	5,818	1997 [3]	[2]
Ocean City	Ocean City, MD	19,242	—	16,334	—	—	—	16,334	16,334	423	2011[3]	[2]
Park City	Park City, UT	—	6,900	33,597	343	17,898	7,243	51,495	58,738	13,264	2003 [3]	[2]
Rehoboth Beach	Rehoboth Beach, DE	—	20,600	74,209	1,876	26,226	22,476	100,435	122,911	25,501	2003 [3]	[2]
Riverhead	Riverhead, NY	—	—	36,374	6,152	83,439	6,152	119,813	125,965	62,799	1993	[2]
San Marcos	San Marcos, TX	—	1,801	9,440	16	45,597	1,817	55,037	56,854	29,360	1993	[2]
Sanibel	Sanibel, FL	—	4,916	23,196	—	11,327	4,916	34,523	39,439	16,153	1998 [3]	[2]
Sevierville	Sevierville, TN	—	—	18,495	—	36,143	—	54,638	54,638	24,927	1997 [3]	[2]

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2011 (in thousands)

Description			Initial cost to Company		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at Close of Period December 31, 2011 [(1)]					
Outlet Center Name	Location	Encum-brances	Land	Buildings, Improve-ments & Fixtures	Land	Buildings, Improve-ments & Fixtures	Land	Buildings, Improve-ments & Fixtures	Total	Accumulated Depreciation	Date of Construction	Life Used to Compute Depreciation *in Income* Statement
Seymour	Seymour, IN	—	200	—	—	—	200	—	200	—	1994	(2)
Terrell	Terrell, TX	—	523	13,432	—	8,453	523	21,885	22,408	15,202	1994	(2)
Tilton	Tilton, NH	—	1,800	24,838	29	9,364	1,829	34,202	36,031	10,093	2003 (3)	(2)
Tuscola	Tuscola, IL	—	1,600	15,428	43	3,155	1,643	18,583	20,226	5,732	2003 (3)	(2)
Washington	Washington, PA	—	5,528	91,288	3	9,828	5,531	101,116	106,647	18,236	2008	(2)
West Branch	West Branch, MI	—	319	3,428	120	9,064	439	12,492	12,931	7,827	1991	(2)
Westbrook	Westbrook, CT	—	6,264	26,991	4,234	5,130	10,498	32,121	42,619	8,971	2003 (3)	(2)
Williamsburg	Williamsburg, IA	—	706	6,781	716	15,905	1,422	22,686	24,108	16,391	1991	(2)
		$111,379	$132,178	$1,206,459	$ 15,824	$ 561,584	$148,002	$1,768,043	$1,916,045	$ 512,485		

(1) Aggregate cost for federal income tax purposes is approximately $1.6 billion.

(2) We generally use estimated lives of 33 years for buildings and 15 years for land improvements. Tenant finishing allowances are depreciated over the initial lease term. Building, improvements & fixtures includes amounts included in construction in progress on the consolidated balance sheet.

(3) Represents year acquired.

TANGER FACTORY OUTLET CENTERS, INC. and SUBSIDIARIES
TANGER PROPERTIES LIMITED PARTNERSHIP and SUBSIDIARIES
SCHEDULE III - (Continued)
REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2011
(in thousands)

The changes in total real estate for the three years ended December 31, 2011 are as follows:

	2011	2010	2009
Balance, beginning of year	$ 1,576,214	$ 1,507,870	$ 1,399,755
Acquisitions	304,572	—	80,733
Improvements	42,161	95,185	45,055
Impairment charge	—	(846)	(14,869)
Dispositions and assets held for sale	(6,902)	(25,995)	(2,804)
Balance, end of year	$ 1,916,045	$ 1,576,214	$ 1,507,870

The changes in accumulated depreciation for the three years ended December 31, 2011 are as follows:

	2011	2010	2009
Balance, beginning of year	$ 453,145	$ 412,530	$ 359,301
Depreciation for the period	66,242	64,543	64,922
Impairment charge	—	—	(9,669)
Dispositions and assets held for sale	(6,902)	(23,928)	(2,024)
Balance, end of year	$ 512,485	$ 453,145	$ 412,530

Tanger® Outlets

FORM 10-K

TangerOutlets

DIRECTORS, EXECUTIVE OFFICERS & MEMBERS OF SENIOR MANAGEMENT

BOARD OF DIRECTORS

Jack Africk
Interim Non-Executive Chairman of the Board
Director since May 1993.
Managing Partner, Evolution Partners, LLC

Steven B. Tanger
Director since May 1993.
President and Chief Executive Officer,
Tanger Factory Outlet Centers, Inc.

William G. Benton
Director since May 1993.
Chairman of the Board and Chief Executive Officer, Salem Senior Housing, Inc., Diversified Senior Services, Inc., Benton Investment Company

Bridget Ryan Berman
Director since January 2009.
Chief Executive Officer, Victoria's Secret Direct, LLC

Donald G. Drapkin
Director since March 2011.
Founder and Chairman of Casablanca Capital LLC

Thomas J. Reddin
Director since July 2010.
Owner, Red Dog Ventures, LLC

Thomas E. Robinson
Director since January 1994.
Senior Advisor, Stifel, Nicolaus & Company

Allan L. Schuman
Director since August 2004.
Chairman of the Board, Schwan Food Company

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

Steven B. Tanger
President and Chief Executive Officer

Frank C. Marchisello, Jr.
Executive Vice President,
Chief Financial Officer and Secretary

Thomas E. McDonough
Executive Vice President and Chief Operating Officer

Chad D. Perry
Executive Vice President and General Counsel

Carrie A. Geldner
Senior Vice President and Chief Marketing Officer

Lisa J. Morrison
Senior Vice President of Leasing

James F. Williams
Senior Vice President and Controller

Virginia R. Summerell
Senior Vice President, Treasurer and Assistant Secretary

Laura M. Atwell
Vice President of Marketing

Elizabeth J. Coleman
Vice President of Operations

Rick L. Farrar
Vice President of Information Technology

Leigh Ann Figg
Vice President, Corporate Real Estate Counsel

Thomas J. Guerrieri, Jr.
Vice President of Financial Reporting

Beth G. Lippincott
Vice President of Leasing

Mary Anne Williams
Vice President of Human Resources

Charles A. Worsham
Vice President of Constuction and Development


SKT
Listed
NYSE
Member
New York Stock Exchange


REIT
Member National
Association of Real Estate
Investment Trusts, Inc.

Tanger®Outlets

INVESTOR INFORMATION

EXECUTIVE OFFICES

3200 Northline Avenue, Suite 360
Greensboro, NC 27408
Phone: (336) 292-3010
FAX: (336) 297-0931
Internet: www.tangeroutlet.com
E-mail: tangermall@tangeroutlet.com

SHARE INFORMATION

New York Stock Exchange:
Common Shares – SKT

SHAREHOLDER ACCOUNTS

Questions regarding shareholder accounts should be directed to the company's registrar and transfer agent:
Computershare Trust Company, NA
P. O. Box 43078
Providence, RI 02940-3078
(781) 575-3170
Internet: www.computershare.com

DIVIDENDS

Dividends are paid on or around the 15th day of February, May, August and November.

DIVIDEND REINVESTMENT & SHARE PURCHASE PLAN

The company's Dividend Reinvestment and Share Purchase Plan provides shareholders an opportunity to automatically reinvest quarterly dividends into additional SKT common shares, as well as the opportunity to purchase additional SKT common shares directly. For information describing the Plan, please contact Investor Relations at (336) 834-6892.

FINANCIAL INFORMATION

The company's Annual Report on Form 10K as filed with the Securities and Exchange Commission, along with our written charter for the individual committees of our Board of Directors, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on our website. For copies of these and other materials, contact Investor Relations at (336) 834-6892.

CEO/CFO CERTIFICATION

In accordance with NYSE listing standards, our CEO certification required by Section 303A.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, our CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Annual Report on Form 10-K.

STOCKHOLDER INQUIRIES

Cyndi M. Holt
Assistant Vice President of Finance and Investor Relations
Tanger Outlet Centers
3200 Northline Avenue, Suite 360
Greensboro, NC 27408
Phone: (336) 834-6892
Fax: (336) 852-7954
E-mail: cmholt@tangeroutlet.com

ANNUAL MEETING NOTICE

Shareholders are cordially invited to attend the annual meeting on Friday, May 18, 2012 at 10am at our Corporate Office, 3200 Northline Avenue, Suite 360, Greensboro, NC 27408.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, LLP, Greensboro, NC

LEGAL COUNSEL

Latham & Watkins, New York, NY
Vernon Vernon Wooten Brown Andrews & Garrett, Burlington, NC



DEER PARK, NY

Tanger®Outlets

TANGER FACTORY OUTLET CENTERS, INC.
3200 Northline Avenue, Suite 360 Greensboro, NC 27408
Phone: (336) 292-3010 | Fax: (336) 297-0931 | 1-800-4-TANGER | www.tangeroutlet.com


SKT
Listed
NYSE